Filed Pursuant to Rule 424(b)(5)

Registration No. 333-126349

PROSPECTUS SUPPLEMENT

(To Prospectuses dated September 1, 2005)

Gehl Company

2,082,609 Shares of Common Stock

We are selling 1,520,109 shares of common stock and the selling shareholder named in this prospectus supplement is selling 562,500 shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling shareholder.

Our common stock is listed on The Nasdaq National Market under the symbol “GEHL.” The last reported sale price of our common stock on September 20, 2005 was $28.12 per share. On July 22, 2005, we declared a three-for-two common stock split in the form of a 50% stock dividend that was paid on August 24, 2005 to shareholders of record as of August 10, 2005. The information in this prospectus supplement has been adjusted to reflect the stock split.

Investing in our common stock involves risks. See “ Risk Factors” section beginning on page S-7 for a description of various risks you should consider in evaluating an investment in our common stock.

	Per Share	Total
Public offering price	$28.120	$58,562,965
Underwriting discount	$1.616	$3,365,496
Proceeds, before expenses, to us	$26.504	$40,288,969
Proceeds, before expenses, to selling shareholder	$26.504	$14,908,500

The underwriters have a 30-day option to purchase on a pro-rata basis up to 312,391 additional shares from us and the selling shareholder on the same terms set forth above to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectuses. Any representation to the contrary is a criminal offense.

Robert W. Baird & Co.

Harris Nesbitt

September 21, 2005

GEHL®

MUSTANG®

GEHL

Skid Steer Loaders

MUSTANG

Telescopic Handlers

Compact Track Loaders

Compact Excavators

All-Wheel-Steer Loaders

Asphalt Pavers

Compact Mini-Loaders

Attachments

GEHL

Round Balers

Forage Harvesters

GEHL

Grinder-Mixers

GEHL®

You should rely only on the information contained or incorporated by reference into this prospectus supplement and the accompanying prospectuses. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we, the selling shareholder nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained or incorporated by reference in this prospectus supplement and the accompanying prospectuses is current as of the respective dates such information is presented. Our business, financial condition, results of operations and prospects may have changed since those dates.

The underwriters are offering the shares subject to various conditions and may reject all or any part of any order. The shares should be ready for delivery on or about September 26, 2005 against payment in immediately available funds.

We have registered the following trademarks that are used in this prospectus supplement: Gehl®, Mustang®, Edge®, Power Box®, Scavenger® and Gehl Mix-All®.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectuses, gives more information, some of which may not apply to this offering. If the description of this offering varies between this prospectus supplement and the accompanying prospectuses, you should rely on the information in this prospectus supplement.

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus supplement, and the documents incorporated by reference, may contain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. When used in this prospectus supplement or the documents incorporated by reference, words such as we “believe,” “anticipate,” “expect,” “estimate” or “project” or words of similar meaning are generally intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties, assumptions and other factors, some of which are beyond our control, that could cause actual results to differ materially from those anticipated as of the date of this prospectus supplement or any document incorporated into this prospectus supplement. Factors that could cause such a variance include those described under the caption “Risk Factors” and elsewhere in this prospectus supplement and under the caption “Special Note Regarding Forward-Looking Statements” and elsewhere in the accompanying prospectuses and in filings made with the Securities and Exchange Commission, or SEC.

We urge you to consider these factors and to review carefully the section “Risk Factors” in this prospectus supplement for a discussion of the key risks of an investment in our common stock. The forward-looking statements included or incorporated by reference in this prospectus supplement are made only as of the date of this prospectus supplement or the date of the incorporated filing, as the case may be, and we undertake no obligation to update publicly these statements to reflect subsequent events or circumstances.

S-i

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere or incorporated by reference in this prospectus supplement. Because this is a summary, it is not complete and does not contain all of the information that may be important to you. For a more complete understanding of us and this offering of our common stock, we encourage you to read this prospectus supplement and the accompanying prospectuses in their entirety and the other documents to which we have referred you. References in this prospectus supplement to “Gehl,” “we,” “us” and “our” refer to Gehl Company and its consolidated subsidiaries, unless the context indicates another meaning.

Our Company

We are a leader in the design, manufacture and distribution of compact equipment for construction and agriculture applications. Our compact equipment and related attachments are primarily used in a variety of earthmoving and material handling applications where space, mobility and manpower are at a premium. We also manufacture agricultural implements and provide financing for our dealers and their customers. We have been in business for over 145 years. We believe our products are recognized as providing quality, reliability and performance to a loyal and growing customer base. We believe we are differentiated from other construction equipment manufacturers by our focus on the growing compact equipment market, our extensive compact equipment-focused distribution network, and our ability to offer a broad line of high-quality compact equipment to a wide variety of customers. Across our served compact equipment markets, we estimate the North American market size to be approximately $3.5 billion, which grew approximately 39% from 2003 to 2004. In 2004, we achieved net sales of $362 million, a 48% increase over 2003, and we have continued this growth with a 43% increase in net sales for the six months ended July 2, 2005, when compared to the first six months of 2004.

We believe that we have one of the most extensive compact equipment-focused product offerings in North America. Our compact construction equipment consists of skid loaders, telescopic handlers, compact excavators, compact track loaders, all-wheel-steer loaders, compact mini-loaders and asphalt pavers. We also provide an assortment of related attachments, including pallet forks, augers and backhoes, primarily for skid steer loaders. Our agricultural implements encompass a broad range of products, including haymaking, forage harvesting, manure handling and feedmaking equipment. While we manufacture a majority of the products we sell, we have also proactively established strategic alliances with select European and Asian compact equipment manufacturers to distribute their products under our brand names. These alliances further broaden our product offering and leverage our distribution network.

We market our products under the Gehl, Mustang and Edge brand names through our network of independent dealers located primarily in North America and Europe. Our dealers, which number in excess of 665 in North America along with approximately 90 distributors in the rest of the world, sell our compact equipment and attachments to contractors, sub-contractors, owner operators, rental stores, farmers, landscapers and municipalities. Many of our dealers also operate their own rental fleet. Over time, we have cultivated and built what we consider to be one of the largest independent compact equipment distribution networks in North America. Most of our largest competitors require their dealers to carry their full line of large and small equipment which may not be ideally suited for that dealer’s local market and customer base. We attempt to differentiate ourselves by offering dealers a comprehensive compact equipment offering and allowing them to carry only the products which optimize their overall product portfolio for their individual served market. We also support our dealer network by providing floor plan, retail and rental fleet financing. We believe the combination of our product offering and financing support provides a significant opportunity to continue to expand sales to existing dealers and attract additional dealers in new geographic regions.

We manufacture our products at three facilities located in Yankton and Madison, South Dakota and West Bend, Wisconsin, and we have selling and distribution facilities in Illinois, Minnesota, Wisconsin and Germany. In 2005, we have planned capital expenditures of up to approximately $13.5 million, which includes the costs to expand our manufacturing facility in Yankton, South Dakota. In addition, we are also making significant investments in laser cutting, robotic welding and metal forming technologies. Under a license agreement with Manitou BF S.A., the world’s largest manufacturer of telescopic handlers, we will manufacture select models of Manitou telescopic handlers under the Gehl brand name for sale in the United States.

Our Competitive Strengths

We believe our competitive strengths include the following:

Leading Compact Equipment Product Offering. We have developed a broad product offering within the compact equipment market and continue to leverage our distribution channels to reach a variety of end-users. In our largest compact equipment offering, skid steer loaders, we have 16 different models marketed under the Gehl and Mustang brand names catering to a wide variety of end-users. Our line of compact equipment attachments has grown significantly, principally driven by increased demand for multi-purpose product functionality. We believe the breadth and balance of our product offering affords us a strong competitive position as one of the few companies to produce and sell the variety of products we offer. We believe we are a leading supplier in the compact construction and non-tractor agricultural equipment markets in North America.

Strong Brand Names. The Gehl brand has been a hallmark of quality and performance for over 100 years. Mustang is a pioneer in the compact construction industry, having introduced one of the market’s first skid steer loaders in 1965. Our Edge brand, introduced in 2001, offers one of the most extensive lines of attachments for the compact construction equipment industry. We believe our comprehensive in-house product support and service strengthen our brands and contribute to our reputation as a dependable manufacturer that supports its products, dealers and customers. We believe the combined longevity of these well-known and well-respected brands has fostered a loyal customer base, attracted new customers and helped leverage our strong brand names across each of our product lines.

Leading Independent Compact Equipment Distribution Network. We have developed a proven and reliable global distribution system with a dealer-focused mentality. We believe that we provide compact equipment dealers with a strong value proposition, including the ability to be a “one source” provider for our customers’ compact equipment needs offering a flexible, broad, high-quality product line while minimizing channel conflicts with larger equipment providers. Our ability to offer financing to both our dealers and their customers further strengthens this dealer value proposition. Our network is composed of 665 independent dealers in North America and approximately 90 distributors throughout Europe, Australia, Latin America, Africa, the Middle East and the Pacific Rim. Gehl Europe, our European-based distribution subsidiary, provides dedicated on-the-ground support for our distributors in Western and Eastern Europe and adjacent areas. Our extensive network allows us to reach a wide variety of customers across multiple industries and presents considerable cross-marketing opportunities.

Product Development Capabilities. We continually explore opportunities to introduce new products or product enhancements, expand our product lines and enter new markets in order to better serve our customers. We have an engineering and design staff that is committed to keeping our product offering among the leaders in the compact equipment market. During 2004, in response to end-user demand, we introduced our redesigned 40 Series skid loaders and RS line of telescopic handlers. Each of these product offerings has seen substantial sales growth since this redesign. We believe that future product enhancements, new product line expansions and the introduction of new products through strategic sourcing will continue to differentiate the Gehl and Mustang product offerings in the market place.

Key Distribution and Sourcing Relationships. We have established key strategic relationships with leading compact equipment manufacturers to market their products through our distribution network under the Gehl and Mustang brands. In July 2004, we announced a strategic alliance with the French company Manitou BF S.A. to manufacture and distribute select models of its market-leading compact telescopic handlers in the United States. In 1999, we entered into a distribution arrangement covering North and South America with Neuson Kramer Baumaschinen AG, an Austrian and German manufacturer of compact excavators and all-wheel-steer loaders. We also have a strategic alliance with Takeuchi Mfg. Co., Ltd. based in Japan to distribute compact track loaders in North and South America. In addition, many of the products in our wide assortment of attachments are sourced from other leading manufacturers. We have actively expanded our attachment offering in response to the growing demand for product versatility. We periodically assess our sourcing relationships and believe these relationships allow us to capitalize on our partners’ expertise to provide a broad offering of top-quality compact equipment and attachments.

Balanced Approach to Rental Market. While the growing equipment rental market is a priority for us and offers a potential for significant future growth, we believe our balanced approach to this market offers a distinct advantage. We generally access this market through many of our dealers’ and distributors’ proprietary equipment rental operations, as opposed to selling solely to large national rental accounts. This balanced approach provides increased dealer network stability, diversifies our revenue base and allows us to minimize unpredictable revenue swings and pricing pressure from larger equipment rental companies.

Efficient, Flexible Operations. We manufacture our products at three efficient and flexible manufacturing facilities located in South Dakota and Wisconsin. In 2002, we successfully completed a plant rationalization that consolidated our manufacturing facilities from five locations into three and improved our operating margins significantly. In addition, we consolidated and reconfigured our West Bend, Wisconsin facility, and we have nearly completed an $8.7 million expansion of our Yankton, South Dakota facility, increasing this facility’s size by 53,200 square feet. We have further enhanced our manufacturing capabilities through significant investments in laser cutting, robotic welding and other metal forming technologies and will soon reconfigure our Madison, South Dakota facility to increase skid loader production capacity. We believe our ongoing investment in operational efficiency enhances our competitive cost position and operating margins.

Proven Management Team. With an average of over 25 years of manufacturing and leadership experience, our management team has a proven record of success. Our Chief Executive Officer joined us in November 1992, and we have achieved compound annual revenue growth of approximately 9% since 1992.

Our Business Strategy

We intend to continue to focus on increasing our penetration of the growing compact equipment market while earning attractive returns on our invested capital for our shareholders. To accomplish these objectives, we will utilize a strategy based on the following elements:

Continue to Enhance Our Broad Offering of Compact Equipment. We intend to continue to introduce innovative new products, enhanced product features and product upgrades offering value and utility to the end users of our compact equipment. We will utilize existing and new strategic alliances to offer our customers “best in class” products while limiting capital investments, overall product development risk and time to introduce new products to the market. We currently have several new product initiatives and distribution relationships in development and intend to introduce these over the coming year.

Offer Dealers a Differentiated Value Proposition Versus Other Compact Equipment Manufacturers. We will continue to offer our dealers a broad line of high quality equipment, more flexible distribution terms compared to the typical requirements of some of our larger competitors, strong customer support and service, and attractive financing options tailored to dealer and end user needs. We believe that this approach will enhance our ability to maintain and increase our market share.

Significantly Increase the Geographic Reach of Our Dealer Network. Along with selling more products through our existing dealers, we are seeking to attract new dealers. We believe our current product line also allows us to expand the geographic reach of our dealer network, particularly in the southern and western regions of the United States. Internationally, we will continue to grow our dealer network in Europe and selectively partner with Asian distributors to increase our sales in those regions. Our goal is to utilize the dual Gehl and Mustang brands to offer differentiated products and increase dealer penetration in these geographic markets.

Capitalize on the Growing Market for Attachments. Through our wholly-owned subsidiary, CE Attachments, we provide end users with a single outlet for a large number of niche attachments which are sourced from a variety of manufacturers. We will continue to utilize our direct sales force, as well as catalogs and our CE Attachments website to market these attachments under the Edge brand name. Our target markets include existing Gehl and Mustang dealers, as well as dealers not currently affiliated with us.

Invest in State-of-the-Art Manufacturing Technology. Our recent initiatives have focused on improving our manufacturing techniques through upgraded technologies and processes. We will continue to invest in laser cutting, robotic welding and other metal forming technologies in order to improve quality, flexibility, lead-times and overall efficiency, while at the same time reducing manufacturing costs.

Capitalize on Operating Leverage Opportunities. We have established a culture that we believe seeks out and eliminates unnecessary costs at all levels of the organization and drives continuous improvement in our operations. We have recently initiated a focused roll out of Six-Sigma practices to support our existing lean manufacturing environment. In combination with these practices and processes, we will continue to seek opportunities to manage costs throughout our organization. Additionally, we are strategically utilizing manufacturing and distribution alliances to increase our manufacturing capacity and capture operational efficiencies. Our alliances also provide opportunities to leverage our partners’ supply chains to provide cost savings from common vendors.

Recent Development

On July 22, 2005, we declared a three-for-two common stock split in the form of a 50% stock dividend with a record date of August 10, 2005, and a payment date of August 24, 2005. The purpose of the stock dividend was to create additional market liquidity for our common stock and, thus, enhance shareholder value. The information in this prospectus supplement has been adjusted to reflect the stock split.

Corporate Information

Our principal executive offices are located at 143 Water Street, West Bend, Wisconsin 53095, and our telephone number is (262) 334-9461. Our website address is www.gehl.com. However, information contained on our website is not part of this prospectus supplement.

THE OFFERING

Common stock offered by us	1,520,109 shares

Common stock offered by the selling shareholder	562,500 shares

Common stock to be outstanding after the offering	11,773,507 shares

Use of proceeds	We expect to use the net proceeds we receive from the offering to reduce debt under our credit facility. We will not receive any proceeds from the sale of shares by the selling shareholder.

Nasdaq National Market symbol	GEHL

Risk factors	See the section entitled “Risk Factors” beginning on page S-7 for a discussion of factors you should consider carefully before deciding to buy our common stock.

The number of shares of common stock outstanding after this offering is based on the actual number of shares outstanding as of September 2, 2005, and excludes:

■	806,835 shares of common stock issuable upon exercise of options outstanding as of September 2, 2005, at a weighted average exercise price of $10.88 per share; and

■	244,108 shares of common stock available for future grants or issuance under our equity incentive plans.

The number of shares of our common stock offered and to be outstanding assumes that the underwriters will not exercise their over-allotment option. If the underwriters exercise their over-allotment option in full, then we will issue and sell an additional 228,016 shares of our common stock and the selling shareholder will sell an additional 84,375 shares of our common stock, and we will have 12,001,523 shares of our common stock outstanding after the offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table presents summary historical consolidated financial and other data as of and for each of the past five years, which have been derived from our audited consolidated financial statements. The historical consolidated financial and other data as of December 31, 2004 and 2003 and for the three years ended December 31, 2004 have been derived from our audited consolidated financial statements included in this prospectus supplement and the other historical consolidated financial and other data have been derived from our audited consolidated financial statements that are not included in this prospectus supplement. In addition, the following table also presents summary historical consolidated financial and other data as of and for the six months ended July 2, 2005 and June 26, 2004, which have been derived from our unaudited interim condensed consolidated financial statements included in this prospectus supplement. You should read this information together with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the related notes to consolidated financial statements, included elsewhere in this prospectus supplement. Share and per share data have been adjusted to reflect our three-for-two common stock split in the form of a 50% stock dividend paid on August 24, 2005 to shareholders of record on August 10, 2005.

	As of and For the Years Ended December 31,					As of and For the Six Months Ended
	2000	2001	2002	2003	2004	June 26, 2004	July 2, 2005
	(In Thousands, Except Per Share Data)
Statement of Income Data:
Net sales	$250,037	$240,394	$232,565	$244,400	$361,598	$180,186	$257,242
Cost of sales	190,093	187,069	183,720	192,979	289,910	143,763	206,755

Gross profit	59,944	53,325	48,845	51,421	71,688	36,423	50,487
Operating expenses (1)	37,959	44,382	43,688	46,535	50,980	25,060	30,825

Income from operations	21,985	8,943	5,157	4,886	20,708	11,363	19,662
Interest expense	(4,741)	(4,299)	(4,052)	(3,648)	(2,838)	(1,244)	(3,017)
Interest income and other	(2,388)	(1,098)	500	2,116	2,115	62	(667)

Income before income taxes	14,856	3,546	1,605	3,354	19,985	10,181	15,978
Provision for income taxes	5,200	1,241	562	724	6,598	3,361	5,432

Net income	9,656	2,305	1,043	2,630	13,387	6,820	10,546

Basic net income per share	$1.17	$0.29	$0.13	$0.33	$1.51	$0.84	$1.04
Diluted net income per share	1.15	0.28	0.13	0.33	1.47	0.82	1.00
Average number of shares outstanding	8,213	8,018	8,085	8,007	8,841	8,108	10,097
Average number of shares outstanding-assuming dilution	8,411	8,261	8,199	8,069	9,134	8,353	10,502

Balance Sheet Data:
Cash and cash equivalents	$2,590	$2,248	$2,243	$3,688	$5,262	$2,597	$8,932
Working capital	92,970	107,458	102,626	83,334	162,848	112,461	185,045
Total assets	217,349	231,455	219,594	194,068	308,200	238,137	345,169
Long-term debt	60,885	64,237	56,135	26,538	69,467	46,756	95,369
Shareholders’ equity	103,018	100,021	96,138	98,000	136,461	106,215	148,798

Other Financial Data:
Capital expenditures	$12,577	$4,135	$6,790	$3,034	$3,669	$1,337	$6,488
Depreciation	4,885	4,687	4,630	4,879	4,663	2,467	2,818
Percent total debt to total capitalization	37.2%	39.2%	37.6%	21.4%	39.7%	30.6%	39.1%

(1)	Includes asset impairment and other restructuring costs of $4,300 in 2001, $955 in 2002 and $4,080 in 2003. Also includes $513 of strategic review process costs in 2001.

RISK FACTORS

Before making an investment in shares of our common stock, you should carefully consider the following risk factors, in addition to the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectuses. If any of the following risks occur, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock could decline, and you may lose all or part of the money you paid to buy the common stock.

Risks Related to Our Business

We operate in cyclical industries, which could adversely affect our growth and results of operations.

Our business depends upon general activity levels in the construction and agricultural industries. Historically, these industries have been cyclical. As a result, our operating profits are susceptible to a number of industry-specific factors, including:

■	prevailing levels of construction, especially housing starts, and levels of industrial production;

■	public spending on infrastructure;

■	market interest rates;

■	volatility of sales to rental companies;

■	real estate values;

■	consumer confidence;

■	changes in farm income and farmland value;

■	the level of worldwide farm output and demand for farm products;

■	commodity prices;

■	energy prices;

■	government agricultural policies and subsidies;

■	animal diseases and crop pests;

■	limits on agricultural imports; and

■	weather.

As a result of these and other factors, including related effects on us and our customers’ access to and cost of credit and dealer inventory management, a downturn in demand for our products can occur suddenly, resulting in excess inventories, under-utilized production capacity and reduced sales prices for our products. These downturns may be prolonged and may result in lower net sales and earnings. Equipment manufacturers, including us, have responded to downturns in the past by reducing production and discounting product prices. These actions have resulted in restructuring charges and lower earnings for us in past affected periods. In the event of future downturns, we may take similar actions.

Our dependence on, and the price and availability of, raw materials and component parts may adversely affect our profits.

We are exposed to fluctuations in market prices for commodities, such as steel and rubber, as well as component parts, including engines. In recent years, the prices of various raw materials and component parts have increased significantly, and we have been unable to avoid exposure to global price fluctuations and supply limitations, such as occurred in 2004 with the cost and availability of steel and related products. If we are unable to purchase the raw materials and components we require or are unable to pass on price increases to our customers, our future profitability may be adversely affected.

The industries in which we operate are competitive, and competitors’ offerings of new products or services or lower prices could result in a decrease in our net sales and earnings.

The compact construction equipment industry is competitive. We compete with global full-line suppliers (including Caterpillar Inc., Case Construction Equipment and Komatsu Ltd.) with a presence in every market and a broad range of products as well as with product line specialists (including JLG Industries, Inc., Ingersoll-Rand Company (Bobcat) and Takeuchi Mfg. Co. Ltd.). The agricultural equipment and implement industry is also competitive and has experienced significant consolidation and retrenchment over the past twenty years. This has served to reduce the total number of competitors and to strengthen certain major competitors. We have several major competitors in the agricultural industry (including Deere & Company, AGCO Corporation and CNH Global) as well as numerous other limited line manufacturers and importers (including Vermeer Manufacturing Company, Kuhn Group and H&S Manufacturing Company). The largest manufacturers in the agricultural equipment industry generally produce tractors and combines as well as a full line of tillage and planting equipment. Some of our competitors in both the construction and agricultural industries are larger than us and have greater financial, manufacturing, marketing and distribution resources. Competitive pricing, product initiatives and other actions taken by our competitors could cause us to lose customers or force us to decrease our sales prices, resulting in lower net sales and earnings.

We source some of our products from third parties and any interruption in the supply of these products could adversely affect our net sales and profitability.

We source some of our products from third-party suppliers, including compact excavators and compact track loaders, as well as contract with other third parties for the manufacture of other products, including manure spreaders and forage boxes. Any interruption in the supply of these products or any material increase in prices could adversely affect our net sales and profitability. We source certain products from foreign suppliers which exposes us to foreign currency risk with respect to the prices of those products.

Our success depends in part on the introduction of new products, and the failure to introduce new products on a timely basis could adversely affect our net sales and profitability.

Our long-term results depend upon our ability to secure, introduce and market new products successfully. Our success in this area will depend on a number of factors, including our ability to develop new products internally or source new products from third-party suppliers, product quality, competition, customer acceptance of new products and the strength of our dealer networks. Any difficulties in developing or identifying and sourcing new products, any manufacturing delays or problems with new product launches, or any increased warranty costs from new products could adversely affect our operating results. The introduction of new products could also result in a decrease in revenues from our existing products. The internal development and refinement of products also consumes a substantial amount of capital. We may need more capital for product development and refinement than is available to us, which could adversely affect our net sales and profitability.

Cyclical and structural declines in the demand for products we offer may cause us to undertake product line and facility rationalization initiatives that could result in restructuring charges and lower net sales and earnings.

The construction and agricultural industries are continually evolving and undergoing cyclical and structural changes that impact the demand for the products we offer. The construction equipment business in our predominant markets generally increased from 1992 to 2000 and thereafter declined, in some cases significantly, before starting to recover in 2003. Similarly, the agricultural equipment business in the markets we serve experienced a period of significant decline in demand for product and industry over-capacity during the 1980s and early 1990s, which was followed by a period of consolidation and rationalization among agricultural equipment manufacturers. The decline in product demand was consistent with farm consolidation and the decline in the number of farms and the corresponding increase in average farm size and machinery capacity.

We have historically reviewed these cyclical and structural changes in demand and have taken action to rationalize our product offerings and production facilities in light of market conditions. We expect to continue these reviews and to take appropriate action based on future conditions. Those actions could result in restructuring charges and lower net sales and earnings.

Our leverage could adversely affect our financial health and make us vulnerable to adverse economic and industry conditions.

We have incurred indebtedness that is substantial relative to our shareholders’ equity. Our indebtedness has important consequences. For example, it could:

■	make it difficult for us to fulfill our obligations under our credit agreement;

■	make it more challenging for us to obtain additional financing to fund our business strategy, debt service requirements, capital expenditures and working capital;

■	increase our vulnerability to interest rate changes and general adverse economic and industry conditions;

■	require us to dedicate a substantial portion of our cash flow from operations to service indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate activities;

■	limit our flexibility in planning for, or reacting to, changes in our business and markets; and

■	place us at a competitive disadvantage relative to our competitors that have less debt.

In addition, our credit facility requires us to maintain specified financial ratios and satisfy certain financial condition tests, which may require that we take action to reduce our debt or to act in a manner contrary to our long-term business objectives.

We are subject to risks and associated changes in the business climate that could limit our access to capital.

Our business is capital intensive and the fulfillment of our strategic plan depends, at least in part, upon our ability to access capital at attractive rates and terms. If access to capital becomes significantly constrained because of changes in the business climate or other factors, then our results of operations and financial condition could be significantly adversely affected.

We are subject to significant environmental, health and safety laws and regulations and related compliance expenditures and liabilities.

We are subject to various laws and regulations relating to the protection of the environment and human health and safety and have incurred and will continue to incur capital and other expenditures to comply with these regulations. If we fail to comply with any environmental regulations, then we could be subject to future liabilities, fines or penalties or the suspension of production at our manufacturing facilities. If unexpected obligations at these or other sites or more stringent environmental laws are imposed in the future, our future profitability may be adversely affected.

The agricultural equipment industry is seasonal and affected by the weather, and seasonal fluctuations may cause our results of operations and working capital to fluctuate from quarter to quarter.

The agricultural equipment business is seasonal, because farmers traditionally purchase agricultural equipment in the spring and fall in connection with the main planting and harvesting seasons. Our net sales and income from operations have historically been the highest in the second quarter, reflecting the spring selling season in our predominant agricultural markets. Seasonal conditions also affect our construction equipment business, but to a lesser degree.

Risks Related to Our Common Stock

We have implemented, and Wisconsin law contains, anti-takeover provisions that may adversely affect the rights of holders of our common stock.

Our articles of incorporation contain provisions that could have the effect of discouraging or making it more difficult for someone to acquire us through a tender offer, a proxy contest or otherwise, even though such an acquisition might be economically beneficial to our shareholders. These provisions include a board of directors divided into three classes of directors serving staggered terms of three years each and the removal of directors only for cause and only with the affirmative vote of a majority of the votes entitled to be cast in an election of directors. These provisions may make the removal of management more difficult, even in cases where removal would be favorable to the interests of our shareholders. See “Description of Capital Stock—Anti-Takeover Effects of Various Provisions of Wisconsin Law and Our Articles of Incorporation and By-laws” in the accompanying prospectuses.

Each currently outstanding share of common stock includes, and each newly issued share of our common stock will include, two-thirds of a preferred share purchase right. The rights are attached to and trade with the shares of common stock and generally are not exercisable. The rights will become exercisable if a person or group acquires, or announces an intention to acquire, 15% or more of our outstanding common stock. The rights have some anti-takeover effects and generally will cause substantial dilution to a person or group that attempts to acquire control of us without conditioning the offer on either redemption of the rights or amendment of the rights to prevent this dilution. The rights could have the effect of delaying, deferring or preventing a change of control. See “Description of Capital Stock—Preferred Share Purchase Rights” in the accompanying prospectuses.

We are subject to the Wisconsin Business Corporation Law, which contains several provisions that could have the effect of discouraging non-negotiated takeover proposals or impeding a business combination. These provisions include:

■	requiring a supermajority vote of shareholders, in addition to any vote otherwise required, to approve business combinations not meeting adequacy of price standards;

■	prohibiting some business combinations between an interested shareholder and us for a period of three years, unless the combination was approved by our board of directors prior to the time the shareholder became a 10% or greater beneficial owner of our shares or under some other circumstances;

■	limiting actions that we can take while a takeover offer for us is being made or after a takeover offer has been publicly announced; and

■	limiting the voting power of shareholders who own more than 20% of our stock.

Our stock price may be subject to significant fluctuations and volatility.

The market price of shares of our common stock may be volatile. Among the factors that could affect our common stock price are those discussed above under “Risks Related to Our Business” as well as:

■	quarterly fluctuations in our operating income and earnings per share results;

■	decline in demand for our products;

■	significant strategic actions by our competitors, including new product introductions or technological advances;

■	fluctuations in interest rates;

■	cost increases in energy or labor;

■	changes in revenue or earnings estimates or publication of research reports by analysts; and

■	domestic and international economic and political factors unrelated to our performance.

In addition, the stock markets have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

USE OF PROCEEDS

We estimate that we will receive approximately $40.0 million of net proceeds from the sale of common stock by us in this offering (assuming no exercise of the underwriters’ over-allotment option), after deducting the underwriting discount and estimated offering expenses payable by us. We will not receive any proceeds from the sale of our common stock by the selling shareholder in this offering.

We intend to use the net proceeds we receive in this offering to repay debt under our credit facility. The interest rate we pay under our credit facility varies monthly with the London Interbank Offered Rate, or LIBOR. As of July 2, 2005, we had $95.0 million of total debt outstanding under our credit facility at a weighted average interest rate of 4.6% per annum. The debt outstanding under our credit facility matures on June 3, 2010.

PRICE RANGE OF COMMON STOCK

Our common stock is traded on The Nasdaq National Market under the symbol “GEHL.” The following table sets forth the high and low sale prices of our common stock as reported by The Nasdaq National Market for each of the calendar quarters noted below. The stock price information has been adjusted to reflect our three-for-two common stock split in the form of a 50% stock dividend paid on August 24, 2005 to shareholders of record on August 10, 2005.

	Price of Common Stock
	High	Low
Calendar 2003
First Quarter	$8.15	$5.60
Second Quarter	7.33	5.01
Third Quarter	7.77	6.33
Fourth Quarter	10.89	7.25
Calendar 2004
First Quarter	$11.27	$9.01
Second Quarter	13.55	9.90
Third Quarter	14.33	11.86
Fourth Quarter	18.60	12.63
Calendar 2005
First Quarter	$20.55	$14.03
Second Quarter	29.27	14.83
Third Quarter (through September 20, 2005)	34.53	25.81

On September 20, 2005, the last reported sale price for our common stock on The Nasdaq National Market was $28.12.

DIVIDEND POLICY

We do not anticipate paying any cash dividends on our common stock for the foreseeable future.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of July 2, 2005 on an actual basis, and as adjusted to give effect to the sale of 1,520,109 shares of common stock by us at the public offering price of $28.12 per share, after deducting the underwriting discount and estimated offering expenses payable by us and after applying the net proceeds in this offering to repay outstanding debt. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and our consolidated financial statements, including the related notes to consolidated financial statements, included elsewhere in this prospectus supplement and in the accompanying prospectuses.

	As of July 2, 2005
	Actual	As Adjusted(2)
	(Dollars in Thousands)
Total debt (1)	$95,586	$55,552

Shareholders’ equity:
Common stock, $.10 par value; 25,000,000 shares authorized; 10,238,852 shares outstanding and 11,758,961 shares outstanding, as adjusted (2)	$1,024	$1,176
Capital in excess of par	33,167	73,049
Retained earnings	126,035	126,035
Accumulated other comprehensive loss	(11,428)	(11,428)

Total shareholders’ equity	148,798	188,832

Total capitalization	$244,384	$244,384

(1)	Total debt includes long-term debt plus current maturities of long-term debt.
(2)	Assumes that the underwriters will not exercise their over-allotment option. If the underwriters exercise their over-allotment option in full, then we will issue and sell an additional 228,016 shares of our common stock.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents summary historical consolidated financial and other data as of and for each of the past five years, which have been derived from our audited consolidated financial statements. The historical consolidated financial and other data as of December 31, 2004 and 2003 and for the three years ended December 31, 2004 have been derived from our audited consolidated financial statements included in this prospectus supplement and the other historical consolidated financial and other data have been derived from our audited consolidated financial statements that are not included in this prospectus supplement. In addition, the following table also presents summary historical consolidated financial and other data as of and for the six months ended July 2, 2005 and June 26, 2004, which have been derived from our unaudited interim condensed consolidated financial statements included in this prospectus supplement. You should read this information together with “Management’s Discussion and Analysis of Conditions and Results of Operations” and our consolidated financial statements, including the related notes to consolidated financial statements, included elsewhere in this prospectus supplement. Share and per share data have been adjusted to reflect our three-for-two common stock split in the form of a 50% stock dividend paid on August 24, 2005 to shareholders of record on August 10, 2005.

	As of and For the Years Ended December 31,					As of and For the Six Months Ended
	2000	2001	2002	2003	2004	June 26, 2004	July 2, 2005
	(Dollars In Thousands, Except Per Share Data)
Summary of Operations:
Net sales	$250,037	$240,394	$232,565	$244,400	$361,598	$180,186	$257,242
Gross profit	59,944	53,325	48,845	51,421	71,688	36,423	50,487
Strategic review process costs	—	513	—	—	—	—	—
Asset impairment and other restructuring costs	—	4,300	955	4,080	—	—	—
Income from operations	21,985	8,943	5,157	4,886	20,708	11,363	19,662
Interest expense	4,741	4,299	4,052	3,648	2,838	1,244	3,017
Income before income taxes	14,856	3,546	1,605	3,354	19,985	10,181	15,978
Net income	9,656	2,305	1,043	2,630	13,387	6,820	10,546

Financial Position at Period-end
Current assets	$142,997	$163,924	$154,618	$141,937	$252,007	$185,063	$271,305
Current liabilities	50,027	56,466	51,992	58,603	89,159	72,602	86,260
Working capital	92,970	107,458	102,626	83,334	162,848	112,461	185,045
Accounts receivable – net	69,546	90,714	97,627	92,474	123,514	132,277	189,867
Finance contracts receivable – net	26,516	12,658	7,035	4,528	76,524	13,528	29,134
Inventories	45,598	52,161	36,771	31,598	38,925	29,341	35,719
Property, plant and equipment – net	46,172	43,431	46,697	35,316	34,072	33,960	37,490
Total assets	217,349	231,455	219,594	194,068	308,200	238,137	345,169
Long-term debt	60,885	64,237	56,135	26,538	69,467	46,756	95,369
Total debt	61,072	64,398	57,914	26,724	89,843	46,869	95,586
Shareholders’ equity	103,018	100,021	96,138	98,000	136,461	106,215	148,798

Common Share Summary
Basic net income per share	$1.17	$0.29	$0.13	$0.33	$1.51	$0.84	$1.04
Diluted net income per share	1.15	0.28	0.13	0.33	1.47	0.82	1.00
Book value per share	12.88	12.44	11.93	12.25	13.74	12.92	14.53
Shares outstanding at period-end	7,995,750	8,039,582	8,060,475	8,000,159	9,931,823	8,223,027	10,238,852

Other Financial Statistics
Capital expenditures	$12,577	$4,135	$6,790	$3,034	$3,669	$1,337	$6,488
Depreciation	4,885	4,687	4,630	4,879	4,663	2,467	2,818
Percent total debt to total capitalization	37.2%	39.2%	37.6%	21.4%	39.7%	30.6%	39.1%

BUSINESS

Our Company

We are a leader in the design, manufacture and distribution of compact equipment for construction and agriculture applications. Our compact equipment and related attachments are primarily used in a variety of earthmoving and material handling applications where space, mobility and manpower are at a premium. We also manufacture agricultural implements and provide financing for our dealers and their customers. We have been in business for over 145 years. We believe our products are recognized as providing quality, reliability and performance to a loyal and growing customer base. We believe we are differentiated from other construction equipment manufacturers by our focus on the growing compact equipment market, our extensive compact equipment-focused distribution network, and our ability to offer a broad line of high-quality compact equipment to a wide variety of customers. Across our served compact equipment markets, we estimate the North American market size to be approximately $3.5 billion, which grew approximately 39% from 2003 to 2004. In 2004, we achieved net sales of $362 million, a 48% increase over 2003, and we have continued this growth with a 43% increase in net sales for the six months ended July 2, 2005, when compared to the first six months of 2004.

We believe that we have one of the most extensive compact equipment-focused product offerings in North America. Our compact construction equipment consists of skid loaders, telescopic handlers, compact excavators, compact track loaders, all-wheel-steer loaders, compact mini-loaders and asphalt pavers. We also provide an assortment of related attachments, including pallet forks, augers and backhoes, primarily for skid steer loaders. Our agricultural implements encompass a broad range of products, including haymaking, forage harvesting, manure handling and feedmaking equipment. While we manufacture a majority of the products we sell, we have also proactively established strategic alliances with select European and Asian compact equipment manufacturers to distribute their products under our brand names. These alliances further broaden our product offering and leverage our distribution network.

We market our products under the Gehl, Mustang and Edge brand names through our network of independent dealers located primarily in North America and Europe. Our dealers, which number in excess of 665 in North America along with approximately 90 distributors in the rest of the world, sell our compact equipment and attachments to contractors, sub-contractors, owner operators, rental stores, farmers, landscapers and municipalities. Many of our dealers also operate their own rental fleet. Over time, we have cultivated and built what we consider to be one of the largest independent compact equipment distribution networks in North America. Most of our largest competitors require their dealers to carry their full line of large and small equipment which may not be ideally suited for that dealer’s local market and customer base. We attempt to differentiate ourselves by offering dealers a comprehensive compact equipment offering and allowing them to carry only the products which optimize their overall product portfolio for their individual served market. We also support our dealer network by providing floor plan, retail and rental fleet financing. We believe the combination of our product offering and financing support provides a significant opportunity to continue to expand sales to existing dealers and attract additional dealers in new geographic regions.

We manufacture our products at three facilities located in Yankton and Madison, South Dakota and West Bend, Wisconsin, and we have selling and distribution facilities in Illinois, Minnesota, Wisconsin and Germany. In 2005, we have planned capital expenditures of up to approximately $13.5 million, which includes the costs to expand our manufacturing facility in Yankton, South Dakota. In addition, we are also making significant investments in laser cutting, robotic welding and metal forming technologies. Under a license agreement with Manitou BF S.A., the world’s largest manufacturer of telescopic handlers, we will manufacture select models of Manitou telescopic handlers under the Gehl brand name for sale in the United States.

We believe our competitive strengths include our:

■	leading compact equipment product offering

■	strong brand names

■	leading independent compact equipment distribution network

■	product development capabilities

■	key distribution and sourcing relationships

■	balanced approach to rental market

■	efficient, flexible operations

■	proven management team

Our strategies to enhance our business include:

■	continue to enhance our broad offering of compact equipment

■	offer dealers a differentiated value proposition versus other compact equipment manufacturers

■	significantly increase the geographic reach of our dealer network

■	capitalize on the growing market for attachments

■	invest in state-of-the-art manufacturing technology

■	capitalize on operating leverage opportunities

We operate in two segments defined by the two distribution channels through which our products are sold: construction equipment dealers and agricultural equipment dealers. Many of our compact construction equipment products are sold through both of these channels. A substantial portion of the products sold through our agricultural equipment channel represent compact equipment and related attachments. In 2004, sales of our agricultural implement products represented approximately 11% of our consolidated net sales, and, for the six months ended July 2, 2005, sales of our agricultural implement products represented approximately 8% of our consolidated net sales.

Construction Equipment

Products

We market the following products through compact construction equipment dealers:

Skid Loaders. Our skid loader line consists of a broad range of products offered through the Gehl and Mustang brands, including a model with the largest lift capacity and highest lift height in the industry. The skid loader line features a choice of hand-operated T-bar or joystick controls, hand only or hand and foot controls. The skid loader, with its fixed-wheel four-wheel drive, is used principally for material handling duties. The skid loader may also be used in many other applications by applying various attachments.

Telescopic Handlers. Our telescopic handler line consists of a broad range of products offered through the Gehl and Mustang brands. These telescopic handlers are designed to handle heavy loads (up to 12,000 pounds) reaching horizontally and vertically (up to 55 ft.) for use by a variety of customers, including masons, roofers and building contractors.

Compact Excavators. Our compact excavator line consists of a broad range of products offered through the Gehl and Mustang brands. The units range in size from 1.5 metric tons to 11.5 metric tons. All units come standard with auxiliary hydraulics. An industry exclusive frame leveling system is offered on a number of models. These units can be equipped with a wide variety of attachments.

Compact Track Loaders. We offer multiple compact track loaders through the Gehl and Mustang brands. With a dedicated rubber track system, these machines are especially useful in soft or muddy conditions. They offer low ground pressure and high floatation and are used in landscaping, nursery and general construction applications.

All-wheel-steer Loaders. We offer multiple all-wheel-steer loaders through the Gehl and Mustang brands with either conventional or telescopic booms. The units range from 39 horsepower to 75 horsepower and are used in general construction and by building contractors and material producers.

Asphalt Pavers. We market two models of Power Box pavers. These pavers allow variable paving widths from 4 1/2 to 13 feet and are used for both commercial and municipal jobs, such as county and municipal road, sidewalk, golf cart path, jogging and bike trail, parking lot, driveway, trailer court and tennis court paving.

Compact Mini-loaders. We offer an articulated unit, powered by a 20 horsepower engine. It is one of the few compact-loaders offered in the industry where the operator is seated on the unit. Offered with a wide variety of attachments, the principal applications for this product are landscaping, nursery and material handling.

Through our wholly-owned subsidiary, CE Attachments, we distribute a wide variety of attachments primarily for use in conjunction with skid steer loaders and compact excavators. These attachments include dirt, snow and cement buckets, pallet forks and hydraulically-operated devices such as cold planers, backhoes, brooms, trenchers, snow blowers, industrial grapples, tree diggers, concrete breakers, augers and many others.

Marketing and Distribution

We maintain a separate distribution system for construction equipment. We market our construction equipment in North America through approximately 310 independent dealers and internationally through approximately 76 distributors. We market our compact construction attachments through our dealer network as well as through non-Gehl dealers, catalogs and our CE Attachments website. The top ten dealers and distributors of construction equipment accounted for approximately 23% of our construction segment net sales for the year ended December 31, 2004.

We believe that maintenance and expansion of our dealer network is important to our ongoing success in the compact construction equipment market. Various forms of support are provided for our construction equipment dealers, including sales and service training, and, in the United States and Canada, floor plan financing for our dealers and retail financing for both our dealers and our customers. Our construction equipment dealers in North America are also supported by district sales managers who provide a variety of services, including training, market evaluation, business planning, equipment demonstrations and sales, and regional field service representatives who assist in training and providing routine dealer service support functions, including warranty and service assistance. We have a service agreement with a vendor for a centralized parts distribution center located in Belvidere, Illinois.

Industry and Competition

We operate principally in the global compact construction equipment industry. Our equipment is primarily used for earthmoving, material handling and paving applications, particularly in projects where space, mobility and manpower are at a premium. Sales in this market are driven by activity in the residential, commercial and industrial construction, recycling and paving industries. The market for compact construction equipment is particularly dependent on the level of light construction and repair projects such as residential and light commercial building, landscaping and recycling. Job mechanization continues to drive demand in the compact construction market as construction providers look to replace costly manual labor with compact, affordable, multi-purpose machines.

We primarily focus on seven compact construction equipment product categories: skid steer loaders, telescopic handlers, compact excavators, compact track loaders, all-wheel-steer loaders, asphalt pavers and compact mini-loaders. We also provide an assortment of related attachments, including pallet forks, augers and backhoes, primarily for skid steer loaders. We compete with numerous companies in each of our served markets, primarily based on price, quality, service and distribution. Our construction equipment product lines face competition in each of our markets. In general, each line competes with a small group of from seven to twelve different companies, some of which are larger than us. The primary markets for our construction equipment outside of North America are in Europe, Australia, Latin America, the Middle East and the Pacific Rim. We believe we are a significant competitor in the skid loader market in most of these markets.

Agricultural Equipment

Products

We market the following products through agricultural equipment dealers:

Material Handling. This line consists of a broad range of Gehl skid loaders, telescopic handlers, compact excavators, compact track loaders, all-wheel-steer loaders and the compact mini-loader used for agricultural applications. These product lines, which are also sold through our construction dealers, are marketed by our dealers who sell agricultural equipment. We also sell a range of attachments to accompany some of these products.

Implements. We offer haymaking, forage harvesting, manure handling and feedmaking implements. Our haymaking line includes a broad range of products used to harvest and process hay crops for livestock feed. We offer disc mowers, a wide range of pull-type disc mower conditioners, hay rakes, windrow mergers and variable-chamber round balers. We believe that we currently manufacture and distribute one of the industry’s most complete lines of forage harvesting equipment, including forage harvesters, forage wagons and blowers. We offer a broad range of manure spreaders, including the Scavenger “V-Tank” side-discharge manure spreader which incorporates a hydraulically controlled auger allowing the spreader to handle a wide range of semi-liquid waste products, including municipal sludge. For handling mostly solid manure, we also market several models of rear-discharge box spreaders. We offer the Gehl Mix-All line of grinder-mixers and a feeder wagon for both mixing feed rations and delivering feed to livestock feeders.

Marketing and Distribution

In North America, our agricultural equipment is sold through approximately 355 geographically dispersed dealers. Fifty of our dealers are located in Canada. Agricultural equipment is also marketed through approximately 15 distributors in Europe, the Middle East, the Pacific Rim and Latin America. It has been and remains our objective to increase the share of our products sold by our dealers. We are not dependent for our sales on any specific agriculture dealer or group of dealers. Our top ten dealers and distributors in agricultural equipment accounted for approximately 16% of our agricultural segment net sales for the year ended December 31, 2004.

We provide various forms of support for our dealer network, including sales and service training. We also provide floor plan and retail finance support for products sold by our dealers in the United States and Canada. Our agricultural equipment dealers in North America are also supported by district sales managers who provide a variety of services, including training, market evaluation, business planning, equipment demonstrations and sales, and regional field service representatives who assist in training and providing routine dealer service support functions, including warranty and service assistance. We have a service agreement with a vendor for a centralized parts distribution center located in Belvidere, Illinois.

Industry and Competition

The agricultural equipment industry has seen significant consolidation and retrenchment since 1980. This has served to reduce the total number of competitors, to strengthen certain major competitors, and to reduce the strength of certain other companies in the industry. We compete within the agricultural equipment industry based primarily on products sold, price, quality, service and distribution.

The agricultural equipment markets in North America are highly competitive and require substantial capital outlays. We have several major competitors as well as numerous other limited line manufacturers and importers. The largest manufacturers in the agricultural equipment industry generally produce tractors and combines as well as a full line of tillage and planting equipment. Such manufacturers also market, to varying degrees, haymaking, forage harvesting, materials handling, manure handling and /or feedmaking equipment, the areas in which our agricultural products are concentrated. We believe that no single competitor competes with us in each of our product lines, and we are the only non-tractor manufacturer in the industry that offers equipment in each of these product lines. Smaller manufacturers which compete with us produce only a limited line of specialty items and often compete only in regional markets.

The majority of our agricultural dealers also carry the tractor and combine product lines of a major manufacturer. In addition to selling the tractors and combines of a major manufacturer, many of our dealers carry the major manufacturer’s entire line of products, some of which directly compete with the products we offer. Our agricultural equipment dealers also market equipment manufactured by limited line manufacturers which compete with specific product lines offered by us. The primary markets for our agricultural equipment outside of North America are in Europe and the Pacific Rim. In these markets, we compete with both agricultural equipment manufacturers from the United States, some of which have manufacturing facilities in foreign countries, and foreign manufacturers. We do not believe, however, that we are presently a significant competitor in any of these foreign markets.

Product Development and Engineering

We continually explore opportunities to introduce new products or product enhancements, expand our product lines and enter new markets in order to better serve our customers. We have an engineering and design staff that is committed to keeping our product offering among the leaders in the compact equipment market. During 2004 in response to end-user demand, we redesigned our 40 Series skid loaders and RS line of telescopic handlers. Each of these product offerings has seen substantial sales growth since this redesign. We believe that future product enhancements, new product line expansions and the introduction of new products through strategic sourcing will continue to differentiate the Gehl and Mustang product offerings in the market place.

Manufacturing and Sourcing

We manufacture our products at three efficient and flexible manufacturing facilities located in South Dakota and Wisconsin. In 2002, we successfully completed a plant rationalization that consolidated our manufacturing facilities from five locations into three and improved our operating margins significantly. In addition, we completed a consolidation and re-layout of our West Bend, Wisconsin facility, and we have nearly completed an $8.7 million expansion of our Yankton, South Dakota facility, increasing this facility’s size by 53,200 square feet. We have further enhanced our manufacturing capabilities through significant investments in laser cutting, robotic welding and other metal forming technologies and will soon reconfigure our Madison, South Dakota facility to add skid loader production capacity. We believe our ongoing investment in operational efficiency enhances our competitive cost position and operating margins.

We have established key strategic relationships with leading compact equipment manufacturers to market their products through our distribution network under the Gehl and Mustang brands. In July 2004, we announced a strategic alliance with the French company Manitou BF S.A. to manufacture and distribute select models of its market-leading compact telescopic handlers in the United States. In 1999, we entered into a distribution arrangement covering North and South America with Neuson Kramer Baumaschinen AG, an Austrian and German manufacturer of compact excavators and all-wheel-steer loaders. We also have a strategic alliance with Takeuchi Mfg. Co., Ltd. based in Japan to distribute compact track loaders in North and South America. In addition, many of the products in our wide assortment of attachments are sourced from other leading manufacturers. We have actively expanded our attachment offering in response to the growing demand for product versatility. We periodically assess our sourcing relationships and believe these relationships allow us to capitalize on our partners’ expertise to provide a broad offering of top-quality compact equipment and attachments.

Facilities and Employees

The following table sets forth certain information as of July 2, 2005, relating to our principal manufacturing facilities.

Location	Approximate Floor Area in Square Feet		Owned or Leased	Principal Uses
West Bend, WI	551,000		Owned	Corporate offices and engineering, research and development and manufacture of agricultural implements

Madison, SD	260,000		Owned	Manufacture of skid loaders

Yankton, SD	183,000	(1)	Owned	Manufacture of telescopic handlers and asphalt pavers

(1)	Includes 2005 expansion.

We also have a one and one-half year renewable service agreement with a vendor for a centralized parts distribution center located in Belvidere, Illinois. In addition, we have operating leases for sales offices in Minnesota and Wisconsin and for a sales and distribution facility in Germany.

We currently have approximately 935 employees, of whom approximately 60% are salaried and the remainder are hourly. Approximately 11% of our employees are represented by the United Steelworkers Union, all of whom are employed at our West Bend facility.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a leader in the design, manufacture and distribution of compact equipment for construction and agriculture applications. Our compact equipment and related attachments are primarily used in a variety of earthmoving and material handling applications where space, mobility and manpower are at a premium. We also manufacture agricultural implements and provide financing for our dealers and their customers. We believe that we have one of the most extensive compact equipment-focused product offerings in North America. Our compact construction equipment consists of skid loaders, telescopic handlers, compact excavators, compact track loaders, all-wheel-steer loaders, compact mini-loaders and asphalt pavers. We also provide an assortment of related attachments, including pallet forks, augers and backhoes, primarily for skid steer loaders. Our agricultural implements encompass a broad range of products, including haymaking, forage harvesting, manure handling and feedmaking equipment. While we manufacture a majority of the products we sell, we have also proactively established strategic alliances with select European and Asian compact equipment manufacturers to distribute their products in North America under our brand names. These alliances further broaden our product offering and leverage our distribution network.

We market our products under the Gehl, Mustang and Edge brand names through our network of independent dealers located primarily in North America and Europe. We manufacture our products at three facilities located in Yankton and Madison, South Dakota and West Bend, Wisconsin, and we have selling and distribution facilities in Illinois, Minnesota, Wisconsin and Germany.

Stock Split

On July 22, 2005, we declared a three-for-two common stock split in the form of a 50% stock dividend. On August 24, 2005, we distributed one share of our common stock for every two shares of common stock held by shareholders of record as of August 10, 2005. Fractional shares arising from the stock split were settled in cash.

Business Segments

We have two segments, construction equipment and agricultural equipment, as the long-term financial performance of these segments is affected by separate economic conditions and cycles. Segment net sales and income (loss) from operations tend to be aligned with our distribution networks and correlate with the manner in which we evaluate performance. A substantial portion of the products sold through our agricultural equipment channel represent compact equipment and related attachments. In 2004, sales of our agricultural implement products represented approximately 11% of our consolidated net sales, and, for the six months ended July 2, 2005, sales of our agricultural implement products represented approximately 8% of our consolidated net sales.

Results of Operations

Six Months Ended July 2, 2005 Compared to Six Months Ended June 26, 2004

Net Sales

Net sales in the six months ended July 2, 2005 were $257.2 million compared to $180.2 million in the six months ended June 26, 2004, an increase of $77.1 million, or 43%.

Construction equipment segment net sales were $181.8 million in the 2005 six months compared to $116.0 million in the 2004 six months, an increase of $65.9 million, or 57%. 2005 six months construction segment net sales were favorably impacted by the continued strength of the construction markets during the period. Demand for our skid loaders was strong as shipments increased over 30% from the 2004 six months. Telescopic handler shipments in the 2005 six months increased over 80% from the 2004 six months as demand from larger rental customers was strong in the 2005 six months. Demand for compact track loaders and compact excavators resulted in net sales increases from the 2004 six months of over 59% and 144%, respectively. Our European subsidiary, Gehl Europe, also posted strong sales during the 2005 six months as net sales increased over 55%

from the 2004 six months due to continued strength in certain European markets. In addition to the shipment increases noted above, nearly 8 percentage points of the net sales increase was due to 2004 third and fourth quarter price increases.

Agricultural equipment segment net sales were $75.4 million in the 2005 six months, compared to $64.2 million in the 2004 six months, an increase of $11.2 million, or 17%. The increase in shipments was primarily due to demand for skid loaders and compact track loaders as shipments increased over 20% and 39%, respectively. In addition to the shipment increases noted above, over six percentage points of the net sales increase was due to 2004 third and fourth quarter price increases. These increases in shipments were partially offset by a 4% reduction in the shipment of agricultural implements in the period, primarily due to overall declines in market demand for certain products during the second quarter of 2005.

Of our total net sales reported for the 2005 six months, $39.4 million were made to customers residing outside of the United States compared with $29.6 million in the 2004 six months. The increase in export sales was primarily due to increased net sales in Europe.

Gross Profit

Gross profit was $50.5 million in the 2005 six months compared to $36.4 million for the 2004 six months, an increase of $14.1 million, or 39%. Gross margin was 19.6% for the 2005 six months compared to 20.2% for the 2004 six months. The reduction in the 2005 six months margin was primarily due to higher steel and component parts costs, which adversely impacted the 2005 six months margin by approximately 5.7 percentage points. In addition, the 2005 six months gross margin was reduced by approximately 0.2 percentage points due to a temporary shutdown of our West Bend manufacturing facility to manage inventory levels. These factors that negatively impacted gross margin were largely offset by selective selling price increases in the third and fourth quarters of 2004, as well as lower levels of discounts and sales incentives, which increased the gross margin by approximately 5.3 percentage points.

Gross margin for the construction equipment segment was 20.7% for the 2005 six months compared to 21.9% for the 2004 six months. The unfavorable impact of the cost issues noted above reduced the gross margin by approximately 6.2 percentage points. This was partially offset by the favorable impact of the selective price increases and lower levels of discounts and incentives, which increased the gross margin by approximately 5.0 percentage points.

Gross margin for the agricultural equipment segment was 17.1% for the 2005 six months compared to 17.2 % for the 2004 six months. The adverse impact of the cost issues and the West Bend manufacturing facility shutdown noted above reduced margins by approximately 5.6 and 0.7 percentage points, respectively. These margin reductions were largely offset by the favorable impact of the selective price increases and lower levels of discounts and incentives, which increased the gross margin by approximately 6.2 percentage points.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $30.8 million, or 12.0% of net sales, for the 2005 six months compared to $25.1 million, or 13.9% of net sales, for the 2004 six months. Selling, general and administrative expenses in the 2005 six months were adversely impacted by a $2.3 million, or 0.9% of net sales, warranty charge we recorded in the 2005 second quarter associated with purchased components that we incorporated into one of our product lines. We anticipate recovering a substantial portion of our costs associated with the warranty charge from our suppliers. In accordance with applicable accounting standards, we expect to record recoveries from our suppliers in subsequent periods. The increase in spending, excluding the warranty charge, is primarily the result of items that vary with net sales levels. Selling, general and administrative expenses as a percentage of net sales improved as the growth in net sales exceeded expense increases.

Income From Operations

Income from operations for the 2005 six months was $19.7 million, or 7.6% of net sales, compared to income from operations of $11.4 million, or 6.3% of net sales, for the 2004 six months, an increase of $8.3 million, or 73%. The 2005 six months income from operations includes the previously discussed warranty charge of $2.3 million, or 0.9% of net sales, and temporary West Bend facility shutdown costs of $0.5 million, or 0.2% of net sales.

Interest Expense

Interest expense was $3.0 million for the 2005 six months compared to $1.2 million for the 2004 six months, an increase of $1.8 million. The increase in interest expense was due to an increase in the average outstanding debt and an increase in borrowing costs as the LIBOR for one-month deposits increased from the 2004 six months to the 2005 six months.

Interest Income

Interest income was $2.2 million for the 2005 six months compared to $0.9 million for the 2004 six months, an increase of $1.3 million. The increase in interest income is primarily due to the interest earned on the increased balance of finance contracts.

Net Other Expense

We recorded net other expense of $2.9 million and $0.9 million in the 2005 six months and 2004 six months, respectively. The increase in net other expense was primarily due to $1.4 million of one-time and other costs incurred with the asset securitization program during the 2005 first quarter and a $0.7 million increase in the cost of selling finance contracts, which included a $0.4 million realized gain on the termination of interest rate swap contracts we had previously put in place to hedge the gain/loss on sale of finance contracts. The increase in the loss on sale of finance contracts was primarily due to the sale of $120.6 million of contracts during the 2005 six months compared to $57.6 million during the 2004 six months.

Net Income

Net income was $10.5 million in the 2005 six months, or 4.1% of net sales, compared to net income of $6.8 million in the 2004 six months, or 3.8% of net sales, an increase of $3.7 million, or 55%. The 2005 six months net income includes the previously discussed after-tax warranty charge of $1.5 million, or 0.6% of net sales, and the temporary West Bend facility shutdown after-tax costs of $0.3 million, or 0.1% of net sales.

Full Year 2004 vs. 2003

Net Sales

Net sales for 2004 were $361.6 million compared to $244.4 million in 2003, an increase of 48%. Our construction equipment segment net sales were $242.4 million in 2004, a 56% increase from 2003 net sales of $155.5 million. The construction equipment segment, in general, was favorably impacted by the improved economic conditions during 2004, including an increase in housing starts of nearly 6%. Skid loader net sales in 2004 were up 45% from 2003 due to demand for new Gehl brand skid loaders models introduced in January 2004, as well as increased demand for Mustang brand skid loaders. Telescopic handler net sales increased by more than 100% during 2004 compared to 2003 as demand from rental customers was strong. Demand for compact track loaders, a product introduced in mid-2002, continued to grow and resulted in net sales increasing over 85% during 2004 compared to 2003. Our European subsidiary, Gehl Europe, increased net sales 53% from 2003 and our attachment subsidiary, CE Attachments Inc., increased net sales 31% from 2003.

Our agricultural equipment segment net sales were $119.2 million in 2004, an increase of 34% from $88.9 million in 2003. The agricultural segment, in general, was favorably impacted by the improved economic conditions during 2004 as well as improved milk prices paid to dairy farmers in 2004 over 2003. Skid loader net sales during 2004 increased nearly 39% from 2003. Demand for compact track loaders was also strong as 2004 net sales increased by more than 100% from 2003. In addition, net sales of agricultural implements in 2004 increased over 10% from 2003.

Of our total net sales reported for 2004, $57.0 million were made to customers residing outside of the United States compared with $50.5 million in 2003. The increase was due primarily to increased net sales in Europe.

Gross Profit

Gross profit in 2004 was $71.7 million compared to $51.4 million in 2003. Gross profit as a percentage of net sales, or gross margin, was 19.8% in 2004 compared to 21.0% in 2003. Gross margin for the construction equipment segment was 21.7% for 2004 compared with 23.3% for 2003. Gross margin for the agricultural equipment segment was 15.9% for 2004 compared to 17.1% for 2003. The 2004 gross margin for both segments was negatively impacted by higher steel and component part costs, costs of finished goods sourced from overseas due to the weak U.S. dollar versus the Euro and the yen and manufacturing inefficiencies associated with the start-up of production of the new Gehl brand skid loader models in early 2004. These cost increases, which adversely impacted margins by approximately 3.9 percentage points, have been partially offset by selective selling price increases in the first, third and fourth quarters of 2004, as well as lower levels of discounts and sales incentives, which improved margins by approximately 2.7 percentage points.

Lower levels of discounts and sales incentives as well as the impact of 2004 price increases favorably impacted the agricultural equipment segment gross margin by approximately 6.1 percentage points. This favorable impact was more than offset by an approximately 4.7 percentage points reduction in gross margin due to the product cost issues noted above as well as an unfavorable mix of products shipped, which further reduced gross margins by approximately 2.6 percentage points.

The 2004 price increases and a favorable mix of product shipments favorably impacted construction equipment segment gross margins by approximately 3.2 percentage points. This favorable impact was more than offset by an approximate 4.8 percentage point reduction in gross margin due to the product cost issues noted above.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $51.0 million, or 14.1% of net sales, in 2004 compared to $42.5 million, or 17.4% of net sales, in 2003. The increase in spending is primarily the result of items that vary with net sales levels as well as increased costs associated with efforts to comply with the Sarbanes-Oxley Act of 2002, which totaled approximately $0.6 million. However, selling, general and administrative expenses as a percentage of net sales improved as the growth in net sales exceeded expense increases.

Income (Loss) from Operations

Income from operations for 2004 was $20.7 million, or 5.7% of net sales, compared to a $4.9 million, or 2.0% of net sales, for 2003, an increase of $15.8 million. The 2003 income from operations reflects the impact of the $3.6 million impairment charge discussed in “Asset Impairment and Other Restructuring Costs” below. Of the $3.6 million charge, $1.2 million and $2.4 million related to the construction equipment and agricultural equipment segments, respectively.

Interest Expense

Interest expense decreased $0.8 million, or 22%, to $2.8 million in 2004 compared to $3.6 million in 2003. The decrease in our average outstanding debt balance and lower average borrowing costs contributed to a decrease in the 2004 interest expense.

Interest Income

Interest income increased $0.5 million, or 30%, to $2.3 million in 2004 compared to $1.8 million in 2003. The increase in interest income is primarily due to the interest earned on the increased balance of finance contracts receivable as we retained contracts for a sale under an asset securitization program.

Other Income (Expense), Net

We incurred net other expense of $0.2 million in 2004 compared to net other income of $0.3 million in 2003. The change was primarily due to our costs of selling retail finance contracts during 2004 increasing $0.4 million from 2003 due to an increasing interest rate environment.

Provision for Income Taxes

Our effective income tax rate was 33.0% in 2004 and 21.6% in 2003. The increase in the effective tax rate was primarily due to the favorable impact of a $0.4 million tax adjustment relating to the finalization of prior year tax returns during the fourth quarter of 2003.

Net Income

Net income was $13.4 million for 2004 compared with $2.6 million for 2003, an increase of $10.8 million. Diluted earnings per share were $1.47 in 2004 compared to $.33 in 2003. Net income in 2003 includes the after-tax impairment charge of $2.4 million, or $.29 per diluted share, and an after-tax charge of $0.3 million, or $.04 per diluted share, relating to our plant rationalization initiatives. In addition, 2003 net income was favorably impacted by a $0.4 million, or $.05 per diluted share, tax adjustment related to finalization of prior year tax returns during the 2003 fourth quarter. No dividends were declared in either 2004 or 2003 on our common stock.

Full Year 2003 vs. 2002

Net sales for 2003 were $244.4 million compared to $232.6 million in 2002, an increase of 5%. Our construction equipment segment net sales were $155.5 million in 2003, a 15% increase from 2002 net sales of $135.1 million.

The increase in construction equipment segment net sales was primarily due to strong demand throughout the year for compact track loaders, a new product line introduced in the second quarter of 2002, as shipments of this product increased nearly 150% from 2002, as well as increased demand for telescopic handlers and compact excavators in the second half of the year as 2003 shipments increased approximately 14% and 17%, respectively, from 2002 levels. In addition, our attachment business and European subsidiary, Gehl Europe, had increased 2003 shipments of 35% and 47%, respectively, from 2002. These favorable impacts on net sales were partially offset by an approximate 8% reduction in skid loader shipments, primarily due to weaker demand in the first half of 2003 as well as a managed reduction in shipments in the 2003 fourth quarter prior to the launch of the new 40 series skid loaders in the 2004 first quarter.

Our agricultural equipment segment net sales were $88.9 million in 2003, down 9% from $97.5 million in 2002. Shipments of agricultural implements and skid loaders during the first nine months of 2003 were adversely impacted by low milk prices as 2003 shipments decreased approximately 4% and 10%, respectively, from 2002. Skid loader shipments were also adversely impacted by our managed reduction in shipments in the 2003 fourth quarter prior to the launch of the new 40 series skid loaders in the 2004 first quarter. Increases in milk prices during the 2003 third quarter resulted in increased agricultural implement shipments in the fourth quarter, partially offsetting the reduced net sales in the first nine months of 2003. In addition, increased net sales by our attachment business of nearly 37% from 2002, as well as an approximate 47% increase in shipments of compact track loaders, introduced in the second quarter of 2002, partially offset the reduced agricultural implement and skid loader shipments.

Of our total net sales reported for 2003, $50.5 million were made to customers residing outside of the United States compared with $43.9 million in 2002. The increase was due primarily to the increased net sales in Canada and Europe.

Gross Profit

Gross profit in 2003 was $51.4 million compared to $48.8 million in 2002. Gross margin was 21.0% in both 2003 and 2002.

Gross margin for the construction equipment segment was 23.3% in 2003 compared with 21.3% in 2002. Approximately 1 percentage point of the increase in the gross margin for the construction equipment segment was the result of improved manufacturing efficiencies, increased levels of production and favorable effects of the 2002 Owatonna, Minnesota plant closure. In addition, approximately 1 percentage point of the gross margin improvement was the result of a favorable mix of products shipped and product price increases during 2003.

Gross margin for the agricultural equipment segment was 17.1% in 2003 compared with 20.5% in 2002. The decrease in agricultural equipment gross margin was due to significant competitive pressure resulting in higher sales discounts and sales incentives, which adversely impacted gross margin by approximately 4 percentage points. In addition, a less favorable mix of product shipments further reduced gross margin by approximately 1 percentage point. These gross margin reductions of approximately 5.0% were partially offset by the favorable impact of product price increases during 2003.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $42.5 million, or 17.4% of net sales, in 2003 compared to $42.7 million, or 18.4% of net sales, in 2002. The decrease in selling, general and administrative expenses as a percentage of net sales was due to a 5% increase in net sales from 2002 combined with consistent levels of expenses between 2003 and 2002.

Income (Loss) from Operations

The decrease in income from operations in 2003 was primarily due to $4.1 million of charges relating to plant rationalization initiatives, which increased $3.0 million from the $1.1 million of charges in 2002. Partially offsetting the effect of these charges was income generated from increased net sales during 2003.

Construction equipment segment income from operations increased in 2003 to $7.9 million from $4.3 million in 2002 primarily due to the 15% increase in net sales from 2002 and the increase in gross margin to 23.3% from 21.3% in 2002. The favorable impact of the increase in net sales and gross margin improvement were partially offset by $1.5 million in charges related to our plant rationalization initiatives, which increased $1.0 million from $0.5 million in 2002. The agricultural equipment segment incurred a loss from operations of $3.0 million in 2003 compared to income from operations of $0.9 million in 2002. Reduced agricultural segment net sales, a reduction in gross margin and $2.6 million in charges related to our plant rationalization initiatives, which increased $2.1 million from $0.5 million in 2002, contributed to the 2003 loss from operations.

Interest Expense

Interest expense decreased $0.4 million to $3.6 million in 2003 compared to $4.1 million in 2002. The decrease in interest expense was due to decreased debt levels during 2003, as debt was $26.7 million at December 31, 2003 compared to $57.9 million at December 31, 2002. The majority of the debt reduction occurred during the fourth quarter of 2003 as we provided $31.1 million of cash flow from operations in the quarter.

Other Income (Expense), Net

We benefited from other income, net of $0.3 million in 2003 compared to other expense, net of $1.5 million in 2002. This difference resulted from reduced costs of selling retail finance contracts due to the overall lower interest rate environment and more favorable foreign exchange transaction gains in 2003 versus 2002.

Provision for Income Taxes

Our effective income tax rate was 21.6% in 2003 and 35.0% in 2002. The decrease in the effective tax rate was primarily due to the favorable impact of a $0.4 million tax adjustment relating to the finalization of prior year tax returns during the fourth quarter of 2003.

Net Income

Net income increased to $2.6 million in 2003 from $1.0 million of net income in 2002. Diluted earnings per share were $.33 in 2003 compared to $.13 in 2002. Net income in 2003 includes an after-tax impairment charge of $2.4 million, or $.29 per diluted share, and an after-tax charge of $0.3 million, or $.04 per diluted share, relating to our plant rationalization initiatives. In addition, 2003 net income was favorably impacted by a $0.4 million, or $.05 per diluted share, tax adjustment related to finalization of prior year tax returns during the fourth quarter. Net income in 2002 includes an after-tax charge of $0.6 million, or $.07 per diluted share, relating to our plant rationalization initiatives. No dividends were declared in either 2003 or 2002 on our common stock.

Asset Impairment and Other Restructuring Costs

On September 26, 2001, we adopted several major plant rationalization initiatives to improve our profitability by consolidating some of our operations. These initiatives were completed during 2002 as we closed our manufacturing facility in Owatonna, Minnesota and transferred production of Mustang skid loaders to our skid steer loader facility in Madison, South Dakota. In addition, we closed our manufacturing facility in Lebanon, Pennsylvania and outsourced the production of certain products formerly manufactured at that facility.

During the third quarter ended September 27, 2003, we recorded a $3.6 million asset impairment charge to adjust the carrying value of the Lebanon and Owatonna facilities and assets to their fair value less cost to sell. Of the $3.6 million charge, $1.2 million and $2.4 million related to the construction equipment and agricultural equipment segments, respectively. We sold the Lebanon facility in the 2003 fourth quarter and the Owatonna facility in the 2004 third quarter.

During the year ended December 31, 2003, we expensed $0.5 million of other charges related to the plant rationalization initiatives. No such charges were expensed in the year ended December 31, 2004.

We incurred total asset impairment, restructuring and other related charges of $9.4 million related to the plant rationalization initiatives. We do not anticipate incurring any additional costs related to the completed plant rationalization initiatives.

Sale of Common Stock

On July 22, 2004, in conjunction with the establishment of a strategic alliance with Manitou BF S.A., the world’s largest manufacturer of telescopic handlers, we issued 1,442,652 shares of our common stock to Manitou at an aggregate purchase price of $19.8 million. The proceeds from the sale of the common stock were used to pay down our line of credit facility.

Financial Condition

Our working capital was $185.0 million at July 2, 2005, as compared to $162.8 million at December 31, 2004, and $112.5 million at June 26, 2004. The increase since June 26, 2004 was primarily due to increases in accounts receivable of $57.6 million and finance contracts receivable of $17.4 million. The increase in accounts receivable was due to increased shipments, which were primarily driven by strong demand for skid loaders, telescopic handlers, compact track loaders and compact excavators. Finance contracts receivable increased as we held finance contracts for a sale under an asset securitization program from the third quarter of 2004 through February 2005. Upon finalizing the asset securitization program in February 2005, we began selling the held contracts, as well as contracts originated after the inception of the program, through the asset securitization program. Not all contracts had been sold as of July 2, 2005, which resulted in an increase in the balance of finance contracts receivable from June 26, 2004, as discussed further below.

The increase in working capital from December 31, 2004 was primarily due to increases in accounts receivable of $66.4 million, offset, in part, by a decrease in finance contracts receivable of $46.6 million. The increase in accounts receivable was due to increased shipments, which were primarily driven by strong demand for skid loaders, telescopic handlers, compact track loaders and compact excavators. At December 31, 2004, we held finance contracts for sale under an asset securitization program. Upon finalizing the asset securitization program in February 2005, we began selling the held contracts, as well as contracts originated after the inception of the program, through the asset securitization program.

Capital expenditures for property, plant and equipment during the 2005 six months were approximately $6.5 million. During 2005, we anticipate making an aggregate of up to $13.5 million in capital expenditures. We had outstanding commitments for capital expenditures at July 2, 2005 of approximately $3.1 million. We believe that our present manufacturing facilities, with the in-progress capacity expansion at our Yankton, South Dakota facility, will be sufficient to provide adequate capacity for our operations for the foreseeable future.

On June 3, 2005, we entered into a $125 million revolving credit facility with a syndicate of commercial bank lenders. The credit commitment under the facility is for a five-year period expiring June 3, 2010. At our election, and assuming compliance with applicable covenants, the facility can be increased to $175 million at any time during its term, although the existing syndicate is not committed to providing the additional capacity. Borrowings under the facility are secured by our accounts receivable, inventory and the capital stock of certain wholly-owned subsidiaries. We may borrow up to $25 million under the facility in a currency other than the U.S. dollar. We may elect to pay interest on U.S. dollar borrowings under the facility at a rate of either (1) LIBOR plus 0.75 percentage points to 1.50 percentage points or (2) a base rate defined as the prime commercial rate less 0.0 percentage points to 1.0 percentage points. Our actual borrowing costs for LIBOR or base rate borrowings is determined by reference to a pricing grid based on our ratio of funded debt to total capitalization. Interest on amounts borrowed under the facility in currencies other than the U.S. dollar will be priced at a rate equal to LIBOR plus 0.75 percentage points to 1.5 percentage points. As of July 2, 2005, the weighted average interest rate on our borrowings outstanding under the facility was 4.63%.

The facility requires that we maintain compliance with certain financial covenants related to total capitalization, interest expense coverage, tangible net worth, capital expenditures and operating lease spending. We were in compliance with all covenants as of July 2, 2005.

Amounts borrowed under the facility were used to repay, in full, our asset-based senior secured debt facility and other short-term borrowings. Borrowings under the facility and the previous asset-based senior secured debt facility were $95.0 million,

$69.0 million and $46.4 million at July 2, 2005, December 31, 2004 and June 26, 2004, respectively. Available unused borrowings under the facility and the previous asset-based senior secured debt facility were $30.0 million, $19.3 million and $42.4 million at July 2, 2005, December 31, 2004 and June 26, 2004, respectively.

We believe we have access to adequate capital resources and borrowing arrangements to meet our projected capital requirements for the foreseeable future. Requirements for working capital, capital expenditures, pension fund contributions and debt maturities in fiscal 2005 will continue to be funded by operations and our borrowing arrangements.

The sale of finance contracts is an important component of our overall liquidity. In February 2005, we entered into an asset securitization program with a financial institution, who we refer to below as the Purchaser, whereby we can sell, through a revolving securitization facility, up to $150 million of retail installment sale contracts or finance contracts receivable. We sell portfolios of our finance contracts receivable to a wholly-owned, bankruptcy-remote special purpose subsidiary, or SPE, which, in turn, sells each such portfolio to a wholly-owned bankruptcy-remote special purpose subsidiary, or QSPE, of the SPE. The QSPE, in turn, sells a participating interest in each such portfolio of finance contracts receivable to the Purchaser. The Purchaser receives a security interest in each such portfolio of finance contracts receivable. The Purchaser has no recourse against us for uncollectible finance contracts receivable, if any; however, our retained interest in the portfolio of finance contracts receivable, which represents 9.5% of the principal balance of the finance contracts receivable sold, is subordinate to the Purchaser’s interest. The retained interest recorded at July 2, 2005 was $14.8 million and was included in other assets on our July 2, 2005 balance sheet. At July 2, 2005, we had available unused capacity of $77.1 million under this facility. We intend to continue to sell substantially all of our existing as well as future finance contracts through this asset securitization program or similar asset securitization programs. In addition to the asset securitization program, we have arrangements with several financial institutions and financial service companies to sell our finance contracts receivable, with recourse, and, in certain cases, limited recourse. We continue to service substantially all contracts, whether or not sold. At July 2, 2005, we serviced $256.3 million of such contracts, of which $223.2 million were owned by other parties. Of the $223.2 million sold finance contracts owned by other parties, $112.7 million were sold through the asset securitization program and other limited recourse arrangements.

At July 2, 2005, shareholders’ equity had increased $42.6 million to $148.8 million from $106.2 million at June 26, 2004. This increase was primarily due to the net income earned from June 26, 2004 to July 2, 2005, $19.8 million in proceeds from the sale of 1,442,652 shares of common stock in July 2004 and the exercise of stock options.

In September 2001, our Board of Directors authorized a stock repurchase plan providing for the repurchase of up to 500,000 shares of our outstanding common stock. No shares were repurchased under this authorization during the six-month period ended July 2, 2005 nor the year ended December 31, 2004. As of July 2, 2005, we had repurchased an aggregate of 227,850 shares under this authorization. All treasury stock we acquired was cancelled and returned to the status of authorized but unissued shares.

Accounting Pronouncements

During December 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 123R, “Share-Based Payment,” which requires companies to measure and recognize compensation expense for all stock-based payments at fair value. Stock-based payments include stock option grants and other certain transactions under our stock plans. We grant options to purchase common stock to some of our employees and directors under various plans at prices equal to the market value of the stock on the dates the options were granted. We are required to adopt SFAS 123R by our first quarter of 2006. We are evaluating the impact that the adoption of SFAS 123R will have on our consolidated financial position, results of operations and cash flows.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, net sales and expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and materially impact the carrying value of the assets and liabilities. We believe the following accounting policies are critical to our business operations and the understanding of our results of operations and financial condition.

Allowance for Doubtful Accounts

Our accounts receivable are reduced by an allowance for amounts that may be uncollectible in the future. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations, a specific reserve for bad debts is recorded against the accounts receivable balance to reduce the amount due to the net amount reasonably expected to be collected. Additionally, a general percentage of past due receivables is reserved, based on our past experience of collectibility. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer’s ability to meet its financial obligations), then estimates of the recoverability of amounts due could be reduced by a material amount.

Inventories

Inventories are valued at the lower of cost or market value. We determine inventory cost using the last-in, first-out, or LIFO, method for the majority of our inventories. In valuing inventory, management is required to make assumptions regarding the level of reserves required to value potentially obsolete or slow moving items to the lower of cost or market value. Inventory reserves are established taking into account inventory age and frequency of use or sale. While calculations are made involving these factors, significant management judgment regarding expectations for future events is involved. Future events that could significantly influence management’s judgment and related estimates include general economic conditions in markets where our products are sold, as well as new products and design changes we introduce.

Accrued Warranty

We establish reserves related to the warranties provided on our products. We maintain specific reserves for programs related to known machine safety and reliability issues. When establishing specific reserves, estimates are made regarding the size of the population, the type of program, costs to be incurred and estimated participation. Additionally, general reserves are maintained based on the historical percentage relationships of warranty costs to machine sales and applied to current equipment sales. If these estimates and related assumptions change, then reserve levels may require adjustment.

Accrued Product Liability

We record a general reserve for potential product liability claims based on our prior claim experience and specific reserves for known product liability claims. Specific reserves for known claims are valued based upon our prior claims experience, including consideration of the jurisdiction, circumstances of the accident, type of loss or injury, identity of plaintiff, other potential responsible parties, analysis of outside counsel, and analysis of internal product liability counsel. Actual product liability costs could be different due to a number of variables, including decisions of juries or judges.

Goodwill Impairment

In connection with SFAS No. 142, “Goodwill and Other Intangible Assets,” we are required to perform goodwill impairment reviews, at least annually, using a fair-value-based approach. We perform our annual impairment review as of December 31. As part of the annual impairment review, we prepare an estimate of the fair value of our construction equipment segment (the entire carrying amount of goodwill is allocated to the construction segment), primarily by using a discounted cash flow analysis. Significant assumptions used in this analysis include: expected future revenue growth rates, operating profit margins, working capital levels and a weighted average cost of capital. Changes in assumptions could significantly impact the estimate of the fair value of the construction equipment segment, which could result in a goodwill impairment charge and could have a significant impact on the results of the construction equipment segment and the consolidated financial statements.

Pension and Postretirement Benefits

Pension and postretirement benefit costs and obligations depend on assumptions used in calculation of these amounts. These assumptions, used by actuaries, include discount rates, expected return on plan assets for funded plans, rate of salary increases, health care cost trend rates, mortality rates and other factors. In accordance with accounting principles generally accepted in the United States, actual results that differ from the actuarial assumptions are accumulated and amortized to future periods and therefore affect recognized expense and recorded obligations in future periods. While we believe that the assumptions used are appropriate, differences in actual experience or changes in assumptions may materially effect our financial position or results of operations.

MANAGEMENT

The following table sets forth information as of September 1, 2005 concerning our executive officers.

Name, Age and Position	Business Experience

William D. Gehl, 59, Chairman of the Board of Directors and Chief Executive Officer	Mr. Gehl has served as our Chairman of the Board of Directors since April, 1996 and as Chief Executive Officer since November, 1992. Mr. Gehl served as President from November, 1992 to April, 2003 and has served as a director since 1987.

Malcolm F. Moore, 54, President and Chief Operating Officer	Mr. Moore joined us as Executive Vice President and Chief Operating Officer in August, 1999. Mr. Moore was elected President and Chief Operating Officer in 2003.

Thomas M. Rettler, 45, Vice President and Chief Financial Officer	Mr. Rettler joined us as Vice President and Chief Financial Officer in August, 2004. Prior to joining the Company, Mr. Rettler served as Vice President, Finance and Chief Financial Officer for WICOR Industries, Inc. (WICOR), a manufacturing subsidiary of Wisconsin Energy Corporation, from 2003 to August, 2004. Mr. Rettler was Vice President, Finance for Sta-Rite Industries Inc., a subsidiary of WICOR, from 1999 to 2004.

Daniel M. Keyes, 36, Vice President Sales and Marketing	Mr. Keyes joined us as Vice President Sales and Marketing in December 2000. From 1996 until joining us, Mr. Keyes held a variety of senior marketing management positions, most recently, Director, Strategic Accounts, with CNH Global NV (a manufacturer of agricultural and construction equipment).

Michael J. Mulcahy, 59, Vice President, Secretary and General Counsel	Mr. Mulcahy has served as our General Counsel since 1974 and became Secretary in 1977 and a Vice President in 1986.

Kenneth H. Feucht, 56, Vice President of Human Resources	Mr. Feucht has served as Vice President of Human Resources since May, 2002. Mr. Feucht was Director of Human Resources from 1999 to 2002 and Manager of Human Resources from 1993 to 1999.

James J. Monnat, 49, Treasurer	Mr. Monnat joined us in January, 2005 and was appointed Treasurer in July, 2005. Prior to joining us, from 2001 to 2004, Mr. Monnat served as Chief Financial Officer and Treasurer of WE Power LLC, a Wisconsin Energy subsidiary responsible for the design, development and construction of additional power generation in the State of Wisconsin. Prior to his role with Wisconsin Energy, Mr. Monnat was Treasurer of WICOR, Inc. from 1998 to 2001.

SELLING SHAREHOLDER

The following table sets forth the number of shares beneficially owned by the selling shareholder named below as of September 6, 2005. For a further discussion of the relationship between us and the selling shareholder, see “Selling Shareholder” in the accompanying selling shareholder prospectus.

Name of Selling Shareholder	Number of Shares Owned Prior to Any Offering	Percentage of Outstanding Shares Prior to Offering	Number of Shares Offered		Number of Shares Owned After Offering	Percent of Outstanding Shares After Offering
Neuson Finance GmbH (1) Haidfeldstrasse 37 A-4060 Leonding Austria	1,151,023	11.2%	562,500	(2)	588,523	5.0	% (2)

(1)	The shares owned by Neuson Finance GmbH are also beneficially owned by Neuson Kramer Baumaschinen AG and PIN Privatstiftung. Neuson Finance GmbH is a subsidiary of Neuson Kramer Baumaschinen AG. PIN Privatstiftung, through indirect share holdings, controls Neuson Kramer Baumaschinen AG. The address for Neuson Kramer Baumaschinen AG is Haidfeldstrasse 37, A-4060 Leonding, Austria. The address for PIN Privatstiftung is Gaisbergerstrass 52, A-4031 Linz, Austria.
(2)	Assumes that the underwriters do not exercise their over-allotment option. If the underwriters exercise their over-allotment option in full, then the selling shareholder will offer and sell 646,875 shares of our common stock and will own 504,148 shares, or 4.2%, of our common stock after the offering.

UNDERWRITING

Under an underwriting agreement dated September 21, 2005, we and the selling shareholder have agreed to sell to the underwriters named below the indicated aggregate numbers of shares of our common stock.

Underwriter	Number of Shares
Robert W. Baird & Co. Incorporated	1,666,087
Harris Nesbitt Corp.	416,522

Total	2,082,609

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of our common stock in the offering if any are purchased, other than those shares covered by the over-allotment option we describe below.

We and the selling shareholder have granted to the underwriters a 30-day option to purchase on a pro-rata basis up to 312,391 additional shares in aggregate from us and the selling shareholder at the public offering price less the underwriting discounts. The option may be exercised only to cover any over-allotments of our common stock.

The underwriters propose to offer the shares of our common stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of up to $0.97 per share. The underwriters and selling group members may allow a discount of not more than $0.10 per share on sales to other broker/dealers. After the offering, the representatives may change the public offering price and concession and discount to broker/dealers. As used in this section:

■	Underwriters are securities broker/dealers that are parties to the underwriting agreement and will have a contractual commitment to purchase shares of our common stock from us, and the representatives are the firms acting on behalf of the underwriters.

■	Selling group members are securities broker/dealers to whom the underwriters may sell shares of our common stock at the public offering price less the selling concession above, but who do not have a contractual commitment to purchase shares from us.

■	Broker/dealers are firms registered under applicable securities laws to sell securities to the public.

■	The syndicate consists of the underwriters and the selling group members.

The following table summarizes the compensation to be paid to the underwriters:

	Per Share		Total
	Without Over- Allotment	With Over- Allotment	Without Over- Allotment	With Over- Allotment
Underwriting discounts payable by us	$1.616	$1.616	$2,456,496	$2,824,970
Underwriting discounts payable by the selling shareholder	1.616	1.616	909,000	1,045,350

Total			$3,365,496	$3,870,320

The underwriting fee will be an amount equal to the offering price per share to the public of the common stock, less the amount paid by the underwriters to us and the selling shareholder per share of common stock. The underwriters’ compensation was determined through arms’ length negotiations among us, the selling shareholder and the representatives of the underwriters.

We estimate the expenses payable by us in connection with this offering, other than the underwriting discounts referred to above, will be approximately $255,000. Expenses include the Securities and Exchange Commission filing fees, Nasdaq National Market listing fees, printing, legal, accounting, and transfer agent and registrar fees, and other miscellaneous fees and expenses.

We, the selling shareholder and our directors and executive officers have agreed not to offer, sell, transfer, pledge, contract to sell, transfer or pledge, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, relating to any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock without the prior written consent of Robert W. Baird & Co. Incorporated for a period of 90 days after the date of this prospectus supplement, except that these restrictions will not apply to our ability to grant employee or director stock options and other equity awards under the terms of equity incentive plans in effect on the date of this prospectus or to issue our common stock upon any exercise of these options. The restrictions will also not apply to transfers by our directors and executive officers by gift, will or intestacy so long as the transferee agrees not to make further transfers of the shares during the 90-day period. The 90-day period may be extended under certain circumstances when we announce earnings or material news or a material event during the last 17 days of the 90-day period, or if prior to the expiration of the 90-day period we announce that we will release earnings within the 16-day period after the last day of the 90-day period.

We and the selling shareholder have agreed to indemnify the underwriters, subject to customary limitations, against liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the underwriters may be required to make in that respect.

The shares of our common stock are traded on The Nasdaq National Market under the symbol “GEHL.”

Some of the underwriters and their affiliates have provided, and may provide in the future, financial advisory, commercial banking and investment banking services to us, for which they have received and would receive customary compensation.

An affiliate of Harris Nesbitt is among the creditors under our credit facility to which the proceeds received by us from this offering will be applied. Accordingly this offering is being made pursuant to NASD Rule 2710(h).

The representatives of the underwriters may engage in over-allotment transactions, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934, as amended.

■	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position.

■	Stabilizing transactions permit bids to purchase shares of our common stock so long as the stabilizing bids do not exceed a specified maximum.

■	Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed to cover syndicate short positions.

These stabilizing transactions and syndicate covering transactions may cause the price of our common stock to be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus supplement and accompanying prospectuses in electronic format may be made available on the web sites maintained by one or more of the underwriters or selling group members participating in this offering.

INCORPORATION OF DOCUMENTS BY REFERENCE

We are “incorporating by reference” specified documents that we file with the SEC, which means:

■	incorporated documents are considered part of this prospectus supplement;

■	we are disclosing important information to you by referring you to those documents; and

■	information we file with the SEC will automatically update and supersede information contained in this prospectus supplement.

We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus supplement and before the end of the offering of the securities pursuant to this prospectus supplement:

■	our Annual Report on Form 10-K for our fiscal year ended December 31, 2004, as amended by our Form 10-K/A filed on March 14, 2005;

■	our Quarterly Reports on Form 10-Q for the quarters ended April 2, 2005 and July 2, 2005;

■	our Current Reports on Form 8-K dated February 24, 2005, February 25, 2005, February 25, 2005, June 3, 2005, August 23, 2005, August 30, 2005, September 6, 2005 and September 21, 2005;

■	the description of our common stock contained in Item 1 of our Registration Statement on Form 8-A, dated November 13, 1989, and any amendment or report filed for that purpose of updating such description; and

■	the description of our Preferred Share Purchase Rights contained in Item 1 of our Registration Statement on Form 8-A, dated May 28, 1997, including any amendment or report filed for the purpose of updating such description.

Information in this prospectus supplement supersedes related information in the documents listed above, and information in subsequently filed documents supersedes related information in this prospectus supplement, the accompanying prospectuses and the incorporated documents.

You may obtain a copy of any of these filings, at no cost, by submitting a request to us at the following address or telephone number.

Corporate Secretary

Gehl Company

143 Water Street

West Bend, WI, 53095

(262) 334-9461

LEGAL MATTERS

The validity of the shares of our common stock offered by us hereby will be passed upon for us by Foley & Lardner LLP, Milwaukee, Wisconsin. Some legal matters will be passed upon for the selling shareholder by Latham & Watkins LLP, New York, New York. Some legal matters will be passed upon for the underwriters by Reinhart Boerner Van Deuren s.c., Milwaukee, Wisconsin.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Annual Report on Internal Control Over Financial Reporting) for the year ended December 31, 2004 included in this prospectus supplement have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given upon the authority of said firm as experts in auditing and accounting.

INDEX TO HISTORICAL CONSOLIDATED

FINANCIAL STATEMENTS

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER

FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004 using the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Company’s management believes that, as of December 31, 2004, the Company’s internal control over financial reporting was effective based on those criteria.

Our assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

/s/ William D. Gehl
William D. Gehl Chairman of the Board of Directors and Chief Executive Officer

/s/ Thomas M. Rettler
Thomas M. Rettler Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Gehl Company,

We have completed an integrated audit of Gehl Company’s December 31, 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its December 31, 2003 and December 31, 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Gehl Company and its subsidiaries at December 31, 2004 and December 31, 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing herein, that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Milwaukee, Wisconsin

March 4, 2005, except Notes 12 and 18 as to which the date is August 26, 2005

GEHL COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of December 31,
(In Thousands, Except Share Data)	2004	2003
Assets
Cash	$5,262	$3,688
Accounts receivable–net	123,514	92,474
Finance contracts receivable–net	73,343	2,546
Inventories	38,925	31,598
Deferred income tax assets	8,104	7,128
Prepaid expenses and other current assets	2,859	4,503

Total current assets	252,007	141,937

Property, plant and equipment–net	34,072	35,316
Finance contracts receivable–net, non-current	3,181	1,982
Goodwill	11,748	11,748
Other assets	7,192	3,085

Total assets	$308,200	$194,068

Liabilities and Shareholders’ Equity
Current portion of long-term debt obligations	$225	$186
Short-term debt obligations	20,151	–
Accounts payable	41,882	31,556
Accrued and other current liabilities	26,901	26,861

Total current liabilities	89,159	58,603

Line of credit facility	69,045	26,340
Long-term debt obligations	422	198
Deferred income tax liabilities	1,247	1,742
Other long-term liabilities	11,866	9,185

Total long-term liabilities	82,580	37,465

Common stock, $.10 par value, 25,000,000 shares authorized, 9,931,823 and 8,000,159 shares outstanding at December 31, 2004 and 2003, respectively	993	800
Preferred stock, $.10 par value, 2,000,000 shares authorized, 250,000 shares designated as Series A preferred stock, no shares issued	–	–
Capital in excess of par	30,091	6,398
Retained earnings	115,489	102,102
Accumulated other comprehensive loss	(10,112)	(11,300)

Total shareholders’ equity	136,461	98,000

Total liabilities and shareholders’ equity	$308,200	$194,068

Contingencies (Notes 2 and 15)

The accompanying notes are an integral part of the financial statements.

GEHL COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,
(In Thousands, Except Per Share Data)	2004	2003	2002
Net sales	$361,598	$244,400	$232,565
Cost of goods sold	289,910	192,979	183,720

Gross profit	71,688	51,421	48,845
Selling, general and administrative expenses	50,980	42,455	42,733
Asset impairment and other restructuring costs	–	4,080	955

Total operating expenses	50,980	46,535	43,688

Income from operations	20,708	4,886	5,157
Interest expense	(2,838)	(3,648)	(4,052)
Interest income	2,312	1,785	1,986
Other (expense) income, net	(197)	331	(1,486)

Income before income taxes	19,985	3,354	1,605
Provision for income taxes	6,598	724	562

Net income	$13,387	$2,630	$1,043

Diluted net income per common share	$1.47	$.33	$.13

Basic net income per common share	$1.51	$.33	$.13

The accompanying notes are an integral part of the financial statements.

GEHL COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In Thousands)	Total	Comprehensive Income (Loss)	Retained Earnings	Accumulated Other Comprehensive Loss	Common Stock	Capital In Excess of Par
Balance at December 31, 2001	$100,021		$98,429	$(5,924)	$804	$6,712
Comprehensive income:
Net income	1,043	$1,043	1,043
Minimum pension liability adjustments, net of $2,839 of taxes	(5,272)	(5,272)		(5,272)
Currency translation adjustment	551	551		551
Unrealized gains (losses), net of $138 of taxes	(256)	(256)		(256)

Comprehensive loss		(3,934)

Exercise of stock options, including tax benefit of $120	743				11	732
Treasury stock purchases/cancellations	(692)				(9)	(683)

Balance at December 31, 2002	96,138		99,472	(10,901)	806	6,761
Comprehensive income:
Net income	2,630	2,630	2,630
Minimum pension liability adjustments, net of $855 of taxes	(1,589)	(1,589)		(1,589)
Currency translation adjustment	995	995		995
Unrealized gains (losses), net of $104 of taxes	195	195		195

Comprehensive income		2,231

Exercise of stock options, including tax benefit of $44	360				5	355
Treasury stock purchases/cancellations	(729)				(11)	(718)

Balance at December 31, 2003	98,000		102,102	(11,300)	800	6,398
Comprehensive income:
Net income	13,387	13,387	13,387
Minimum pension liability adjustments, net of $229 of taxes	426	426		426
Currency translation adjustment	734	734		734
Unrealized gains (losses), net of $15 of taxes	28	28		28

Comprehensive income		$14,575

Issuance of common stock	19,812				144	19,668
Exercise of stock options, including tax benefit of $636, and other	4,074				49	4,025

Balance at December 31, 2004	$136,461		$115,489	$(10,112)	$993	$30,091

The accompanying notes are an integral part of the financial statements.

GEHL COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
(In Thousands)	2004	2003	2002
Cash Flows from Operating Activities
Net income	$13,387	$2,630	$1,043
Adjustments to reconcile net income to net cash (used for) provided by operating activities:
Depreciation and amortization	4,664	4,923	4,813
Gain on sale of property, plant and equipment	(119)	–	–
Asset impairment (non-cash)	–	3,599	–
Cost of sales of finance contracts	260	(104)	1,763
Deferred income taxes	(1,145)	1,657	2,750
Tax benefit related to exercise of stock options	636	44	120
Proceeds from sales of finance contracts	65,464	121,783	102,120
(Decrease) increase in cash, excluding the effects of business acquisition, due to changes in:
Accounts receivable–net	(30,500)	5,782	(5,662)
Finance contracts receivable–net	(138,027)	(119,172)	(98,260)
Inventories	(6,787)	5,504	21,802
Prepaid expenses and other current assets	(945)	1,495	(434)
Other assets	(4,231)	154	384
Accounts payable	9,898	3,380	(6,164)
Other liabilities	4,279	(546)	(7,507)

Net cash (used for) provided by operating activities	(83,166)	31,129	16,768

Cash Flows from Investing Activities
Property, plant and equipment additions	(3,669)	(3,034)	(6,790)
Proceeds from sale of property, plant and equipment	2,330	4,403	195
Acquisition of business, net of cash required	–	–	(505)
(Decrease) increase in other assets	(290)	(47)	1,107

Net cash (used for) provided by investing activities	(1,629)	1,322	(5,993)

Cash Flows from Financing Activities
Proceeds from (repayments of) revolving credit loans	42,705	(21,037)	(7,811)
Proceeds from short-term borrowings	20,151	–	–
Repayment of industrial development bonds, net of debt reserve fund of $649	–	(7,751)	–
Proceeds from other borrowings	414	–	251
Repayments of other payments	(151)	(1,805)	(3,151)
Proceeds from issuance of common stock	19,812	–	–
Proceeds from exercise of stock options	3,438	316	623
Treasury stock purchases	–	(729)	(692)

Net cash provided by (used for) financing activities	86,369	(31,006)	(10,780)

Net increase (decrease) in cash	$1,574	$1,445	$(5)

The accompanying notes are an integral part of the financial statements.

GEHL COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Significant Accounting Policies

Consolidation: Gehl Company is engaged in the manufacture and distribution of equipment and machinery for the construction market, and in the manufacture and distribution of equipment and machinery primarily for the dairy, livestock and poultry agricultural sector. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances are eliminated.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions, in certain circumstances, which affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Ultimate realization of assets and settlement of liabilities in the future could differ from those estimates.

Revenue Recognition: The Company recognizes revenue when all of the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred and ownership has transferred to the dealer or distributor; the price to the dealer or distributor is fixed and determinable; and collectibility is reasonably assured. The Company meets these criteria for revenue recognition upon shipment of products to dealers and distributors.

Shipping and Handling Costs: The Company records revenues and costs associated with shipping its products within net sales and cost of goods sold, respectively.

Discounts and Sales Incentives: The Company classifies the costs associated with discounts and sales incentives provided to dealers and distributors as a reduction of net sales. Discounts are recorded upon shipment and sales incentives are recorded when offered.

Accounts Receivable: The Company provides financing for its dealers in both the construction and agricultural markets. The financing agreements provide for, in certain instances, interest-free periods which generally range from four to nine months.

Finance Contracts Receivable: The Company offers financing for its products to retail customers and to its dealers. Finance contracts require periodic installments of principal and interest over periods of up to 60 months. Unearned interest is recognized over the life of the contracts using the sum of the digits method.

Inventories: Inventories are valued at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method for the majority of the Company’s inventories.

Properties and Depreciation: Properties are stated at cost. When properties are sold or otherwise disposed of, cost and accumulated depreciation are removed from the respective accounts and any gain or loss is included in income. The Company provides for depreciation of assets using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Depreciation is recorded using the following estimated useful lives for financial statement purposes:

Years
Buildings	25-31.5
Machinery and equipment	7-12
Autos and trucks	3-5
Office furniture and fixtures	3-5

Expenditures which substantially increase value or extend asset lives are capitalized. Expenditures for maintenance and repairs are charged against income as incurred.

The Company reviews the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment would be determined based on a comparison of the undiscounted future operating cash flows anticipated to be generated during the remaining life of the long-lived assets to the carrying value. Measurement of any impairment loss would be based on discounted operating cash flows.

GEHL COMPANY AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Goodwill and Other Intangible Assets: The Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” effective January 1, 2002. Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized; however, such assets must be tested for impairment at least annually. Amortization continues to be recorded for other intangible assets with definite lives. The Company is subject to financial statement risk in the event that goodwill becomes impaired.

Foreign Currency Transactions: Foreign currency transaction gains and (losses) are included in the determination of income. Foreign currency gains were $228,000, $441,000 and $85,000 in 2004, 2003 and 2002, respectively.

Foreign Currency Translation: Assets and liabilities of the Company’s foreign subsidiary are translated at current exchange rates, and related revenues and expenses are translated at the weighted-average exchange rates in effect for the year. Net exchange gains or losses resulting from the translation of foreign financial statements and the effect of exchange rate changes on intercompany transactions of a long-term investment nature are accumulated and credited or charged directly to a separate component of shareholders’ equity, titled “Accumulated Other Comprehensive Loss.”

Income Taxes: The Company follows the liability method in accounting for income taxes. The liability method provides that deferred tax assets and liabilities be recorded based on the difference between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes.

Product Liability Costs: The Company directly assumes all liability for costs associated with claims up to specified limits in any policy year. Known incidents involving the Company’s products are investigated and reserves are established for any estimated liability.

Environmental Costs: Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and that do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated.

Research and Development Costs: Costs for research activities relating to product development and improvement are charged against income as incurred. Such costs amounted to approximately $2.5 million, $2.6 million and $3.2 million in 2004, 2003 and 2002, respectively.

Other Income (Expense): Other income (expense) is comprised primarily of foreign currency transaction gains (losses), cost of sales of finance contracts, and other nonoperating items.

Comprehensive Income: Comprehensive income is defined as the sum of net income and all other non-owner changes in equity (or accumulated other comprehensive loss). The components of accumulated other comprehensive loss were as follows (net of tax) (in thousands):

	As of December 31,
	2004	2003
Minimum pension liability adjustments	$(12,301)	$(12,727)
Currency translation adjustments	2,280	1,546
Unrealized losses	(91)	(119)

Accumulated other comprehensive loss	$(10,112)	$(11,300)

Stock-Based Compensation: The Company maintains stock option plans for certain of its directors, officers and key employees, which are described more fully under Note 12–Shareholders’ Equity. The Company accounts for these plans under the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees.” No compensation expense has been recognized for options granted under these plans as the option price was equal to the market value of the Company’s common stock on the date of grant. The effect on net income and net income per share had the

GEHL COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Company applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” is presented below (in thousands, except per share data):

	Year Ended December 31,
	2004	2003	2002
Net income, as reported	$13,387	$2,630	$1,043
Less: stock-based compensation expense determined based on fair value method, net of tax	(572)	(648)	(850)

Pro forma net income	$12,815	$1,982	$193

Diluted net income per share:
As reported	$1.47	$.33	$.13
Pro forma	$1.40	$.25	$.02
Basic net income per share:
As reported	$1.51	$.33	$.13
Pro forma	$1.45	$.25	$.02

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2004, 2003 and 2002:

	Year Ended December 31,
	2004	2003	2002
Expected stock price volatility	37.6%	41.1%	38.8%
Risk-free interest rate	4.6%	3.7%	4.0%
Expected life of options—years	7	7	7

The weighted-average grant-date fair value of options granted during 2004, 2003 and 2002 was $7.35, $4.22 and $3.37, respectively.

Accounting Pronouncements: During December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123R, “Share-Based Payment” (SFAS 123R), which requires companies to measure and recognize compensation expense for all stock-based payments at fair value. Stock-based payments include stock option grants and certain transactions under other Company stock plans. The Company grants options to purchase common stock to some of its employees and directors under various plans at prices equal to the market value of the stock on the dates the options were granted. SFAS 123R is effective for all interim or annual periods beginning after June 15, 2005. The Company is currently evaluating the impact that the adoption of SFAS 123R will have on its consolidated financial position, results of operations and cash flows.

Reclassifications: Certain prior year amounts have been reclassified to conform to the current year presentation. Such reclassifications had no impact on previously reported net income.

GEHL COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Note 2—Accounts Receivable and Finance Contracts Receivable

Accounts receivable and finance contracts receivable were comprised of the following (in thousands):

	As of December 31,
	2004	2003
Accounts receivable	$128,663	$97,181
Less allowances for:
doubtful accounts	(3,201)	(2,930)
returns and dealer discounts	(1,948)	(1,777)

	$123,514	$92,474

Finance contracts receivable	$87,735	$7,818
Less: unearned interest	(7,092)	(476)
allowance for doubtful accounts	(4,119)	(2,814)

	76,524	4,528
Less: non-current portion	(3,181)	(1,982)

Current portion	$73,343	$2,546

The finance contracts receivable at December 31, 2004 have a weighted-average interest rate of approximately 4.0%.

The Company has entered into various agreements with third parties to sell with recourse certain finance contracts receivable. The finance contracts require periodic installments of principal and interest over periods of up to 60 months, with interest rates based on market conditions. The Company has retained the servicing of substantially all of these contracts which generally have maturities of 12 to 48 months. Amounts to cover potential losses on these sold receivables are included in the allowance for doubtful accounts. The following summarizes the Company’s sales of retail finance contracts receivable during 2004, 2003 and 2002 (in thousands):

	2004	2003	2002
Value of contracts sold – net of $6.3 million, $10.2 million and $7.5 million, respectively, of unearned interest	$65,724	$121,679	$103,883
Cash received on sales of contracts	65,464	121,783	102,120

Cost of sales of finance contracts	$260	$(104)	$1,763

Net receivables outstanding at December 31 relating to finance contracts sold	$149,251	$177,794	$152,435

The Company retains as collateral a security interest in the equipment associated with accounts receivable and unsold finance contracts receivable. The Company also maintains certain levels of dealer recourse deposits as additional security associated with finance contracts receivable. The dealer recourse deposits totaled $2.4 million, $2.5 million and $2.8 million at December 31, 2004, 2003 and 2002, respectively.

GEHL COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Note 3—Inventories

The LIFO costing method was used for 74% and 79% of the Company’s inventories at December 31, 2004 and 2003, respectively. If all of the Company’s inventories had been valued on a current cost basis, which approximates FIFO value, estimated inventories by major classification would have been as follows (in thousands):

	As of December 31,
	2004	2003
Raw materials and supplies	$17,828	$11,456
Work-in-process	3,479	3,011
Finished machines and parts	45,428	40,079

Total current cost value	66,735	54,546
Adjustment to LIFO basis	(27,810)	(22,948)

	$38,925	$31,598

Note 4—Property, Plant and Equipment—Net

Property, plant and equipment consisted of the following (in thousands):

	As of December 31,
	2004	2003
Land	$346	$352
Buildings	27,819	27,464
Machinery and equipment	46,667	47,075
Autos and trucks	263	291
Office furniture and fixtures	15,833	14,880

	90,928	90,062
Less: accumulated depreciation	(56,856)	(54,746)

Property, plant and equipment–net	$34,072	$35,316

Note 5—Goodwill

The changes in the carrying amount of goodwill, which is entirely allocated to the construction equipment segment, for the years ended December 31, 2004, 2003 and 2002 were as follows (in thousands):

Balance at December 31, 2002	$11,696
Business acquisition adjustment	52

Balance at December 31, 2003	11,748

Balance at December 31, 2004	$11,748

GEHL COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Note 6—Acquisition

Effective January 1, 2002, the Company began accounting for its investment in a German distributor of compact equipment throughout Europe (“Gehl Europe”) as a consolidated subsidiary, as a result of the Company’s controlling influence on the operations of Gehl Europe as of such date. Prior to January 1, 2002, the Company accounted for its investment in Gehl Europe under the equity method.

In December 2002, the Company acquired the remaining two-thirds of the outstanding shares of Gehl Europe for $0.5 million, net of cash acquired, in order to support the Company’s strategy to expand distribution in the European compact equipment markets.

Note 7—Debt Obligations

A summary of the Company’s debt obligations, and related current maturities, is as follows (in thousands):

	As of December 31,
	2004	2003
Line of credit facility	$69,045	$26,340
Secured term loan	20,151	–
Other debt obligations	647	384

	89,843	26,724
Less: current portion	(20,376)	(186)

Long-term debt obligations	$69,467	$26,538

The Company maintains a $75 million line of credit facility (the “Facility”) which expires December 31, 2007. Under the terms of the Facility, the line of credit is increased to $90 million each year for the time period March 1 to July 15. Amendments to the Facility in September and December of 2004 extended the $90 million line of credit through December 31, 2004 and February 28, 2005, respectively. All other terms and provisions in the current Facility remain unchanged. Interest is paid monthly on outstanding borrowings under the Facility as follows: borrowings in Canadian denominated dollars up to a U.S. $5.5 million credit line are at 2.5% above the Canadian one-month bankers’ acceptance rates; the remainder of the borrowings are in U.S. dollars and are at 2.5% to 2.65% above the London Interbank Offered Rate for one-month deposits (LIBOR). Under the Facility, $25 million is tied to a borrowing base related to the Company’s unassigned finance contracts receivable and inventories. The remaining availability is tied to a borrowing base related to the Company’s accounts receivable. Borrowings under the Facility are secured by finance contracts receivable, inventories and accounts receivable.

At December 31, 2004, the Company had unused borrowing capacity of approximately $19.3 million under the Facility. The Facility also includes financial covenants requiring the maintenance of a minimum tangible net worth level and a maximum debt to equity ratio.

In December 2004, the Company borrowed $20.2 million on a term basis from a commercial bank lender. This borrowing bears interest at 2.5% above the London Interbank Offered Rate for three month deposits reset on a monthly basis. Borrowings are secured by a first priority lien on an assigned pool of finance contracts receivable.

GEHL COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Annual maturities of debt obligations are as follows (in thousands):

2005	$20,376
2006	157
2007	69,222
2008	88

$89,843

Interest paid on total debt obligations was $2.8 million, $3.5 million and $4.0 million in 2004, 2003 and 2002, respectively.

Note 8—Accrued and Other Current Liabilities

Accrued and other current liabilities were comprised of the following (in thousands):

	As of December 31,
	2004	2003
Accrued salaries and wages	$6,934	$4,590
Dealer recourse deposits	2,445	2,505
Accrued warranty costs	5,028	4,054
Accrued product liability costs	3,408	3,679
Accrued pension obligations	1,762	7,655
Other	7,324	4,378

	$26,901	$26,861

In general, the Company provides warranty coverage on equipment for a period of up to twelve months. The Company’s reserve for warranty claims is established based on the best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. While the Company’s warranty costs have historically been within its calculated estimates, it is possible that future warranty costs could differ from those estimates.

The changes in the carrying amount of the Company’s total product warranty liability for the years ended December 31, 2004 and 2003 were as follows (in thousands):

	2004	2003
Balance beginning of year	$4,054	$4,437
Accruals for warranties issued during the period	5,481	3,698
Accruals related to pre-existing warranties (including changes in estimates)	(220)	(121)
Settlements made (in cash or in kind) during the period	(4,287)	(3,960)

Balance end of year	$5,028	$4,054

Note 9—Asset Impairment and Other Restructuring Costs

On September 26, 2001, the Company adopted several major plant rationalization initiatives to improve the Company’s profitability by consolidating certain operations. These initiatives were completed during 2002 as the Company closed its manufacturing facility in Owatonna, Minnesota (“Owatonna”) and transferred production of Mustang skid loaders to the Company’s skid steer loader facility in Madison, South Dakota. In addition, the Company’s manufacturing facility in Lebanon, Pennsylvania (“Lebanon”) was closed and the production of certain products formerly manufactured at that facility was outsourced.

GEHL COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

During the 2003 third quarter, the Company recorded a $3.6 million asset impairment charge to adjust the carrying value of the Lebanon and Owatonna facilities and assets to their fair value less cost to sell. Of the $3.6 million charge, $1.2 million and $2.4 million related to the construction equipment and agricultural equipment segments, respectively. The Company sold the Lebanon facility in the 2003 fourth quarter and the Owatonna facility in the 2004 third quarter.

During the year ended December 31, 2003, the Company expensed $0.5 million of other charges related to the plant rationalization initiatives. No such charges were expensed in the year ended December 31, 2004.

Through December 31, 2004, the Company incurred total asset impairment, restructuring and other related charges of $9.4 million related to the plant rationalization initiatives. The Company does not anticipate incurring any additional costs related to the completed plant rationalization initiatives.

Note 10—Income Taxes

The income tax provision recorded for the years ended December 31, 2004, 2003 and 2002 consisted of the following (in thousands):

(Year Ended December 31,)		Federal	State	Foreign	Total
2004	Current	$6,015	$187	$1,541	$7,743
	Deferred	(1,058)	(31)	(56)	(1,145)

	Total	$4,957	$156	$1,485	$6,598

2003	Current	$(1,329)	$78	$318	$(933)
	Deferred	1,350	41	266	1,657

	Total	$21	$119	$584	$724

2002	Current	$(2,246)	$58	$–	$(2,188)
	Deferred	2,509	76	165	2,750

	Total	$263	$134	$165	$562

Consolidated domestic income before income taxes was $16.4 million, $2.0 million and $1.2 million for 2004, 2003 and 2002, respectively. Foreign income before income taxes was $3.6 million, $1.4 million and $0.4 million for 2004, 2003 and 2002, respectively.

A reconciliation between the reported income tax provision and the federal statutory rate follows (as a percent of pre-tax income):

	2004	2003	2002
Federal statutory rate	34.0%	34.0%	34.0%
State income taxes, net of Federal income tax effect	0.2	2.8	7.1
Foreign export sale benefit and other tax credits	(1.6)	(9.5)	(8.7)
Foreign rate differential	1.3	3.7	1.5
Finalization of prior year tax returns	–	(11.9)	–
Other, net	(0.9)	2.5	1.1

	33.0%	21.6%	35.0%

GEHL COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

The Company’s temporary differences and carryforwards which give rise to deferred tax assets and liabilities consisted of the following (in thousands):

	As of December 31,
	2004	2003
Accrued expenses and reserves	$5,409	$4,784
Asset valuation reserves	2,822	2,368
Pension benefits	3,234	3,518
Operating loss carryforwards	1,033	1,065
Tax credit carryforwards	266	347
Property, plant and equipment	(4,547)	(5,258)
Other, net	(61)	(80)
Valuation allowance	(1,299)	(1,358)

Net deferred tax asset	$6,857	$5,386

The net deferred tax asset is included in the consolidated balance sheet in the following captions (in thousands):

	As of December 31,
	2004	2003
Deferred income tax assets	$8,104	$7,128
Deferred income tax liabilities	(1,247)	(1,742)

	$6,857	$5,386

At December 31, 2004, the Company had state net operating loss carryforwards of $19.6 million and state tax credits of $0.3 million available for the reduction of future income tax liabilities. Both the state net operating loss carryforwards and state tax credits will expire at various dates between 2007 and 2024. A valuation allowance has been recorded against these carryforwards and credits for which utilization is uncertain.

Cash paid (received) related to income taxes during 2004, 2003 and 2002 was $3.8 million, $(3.0) million and $0.1 million, respectively.

GEHL COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Note 11—Employee Retirement Plans

The Company sponsors two qualified defined benefit pension plans for certain of its employees. The following schedules set forth a reconciliation of the changes in the plans’ benefit obligation and fair value of plan assets and a statement of the funded status (in thousands):

	As of December 31,
	2004	2003
Reconciliation of benefit obligation:
Obligation at beginning of year	$46,003	$39,013
Service cost	786	697
Interest cost	2,681	2,551
Actuarial loss	2,710	6,386
Benefit payments	(2,777)	(2,644)

Obligation	$49,403	$46,003

Reconciliation of fair value of plan assets:
Fair value of plan assets at beginning of year	$31,614	$26,792
Actual return on plan assets	6,074	5,666
Employer contributions	5,842	1,800
Benefit payments	(2,777)	(2,644)

Fair value of plan assets	$40,753	$31,614

Funded Status:
Funded status at end of year	$(8,650)	$(14,388)
Unrecognized prior service cost	990	1,199
Unrecognized loss	20,324	21,917

Net amount recognized	12,664	8,728
Employer contributions paid between 10/1 and 12/31	78	558

Net amount recognized at December 31	$12,742	$9,286

The following table provides the amounts recognized in the balance sheet (in thousands):

	As of December 31,
	2004	2003
Prepaid benefit cost	$12,742	$9,286
Intangible asset	990	1,199
Minimum pension liability	(18,578)	(20,573)
Accumulated other comprehensive loss	17,588	19,374

Net amount recognized at December 31	$12,742	$9,286

The intangible asset amount is included in non-current other assets. $1.8 million of the liability amount (expected fiscal 2005 funding requirement) is included in accrued and other current liabilities. The net amount of the prepaid benefit cost and the non-current portion of the minimum pension liability is included in other long-term liabilities. The amount included within other comprehensive income (loss) arising from a change in the minimum pension liability was $1.8 million and ($2.4) million for the years ended December 31, 2004 and 2003, respectively.

GEHL COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the plans having accumulated benefit obligations in excess of plan assets were $49.4 million, $46.7 million and $40.8 million and $46.0 million, $43.5 million and $31.6 million as of December 31, 2004 and 2003, respectively.

The assumptions used in the measurement of the Company’s benefit obligation are shown in the following table:

	2004	2003
Weighted-average assumptions as of September 30:
Discount rate	6.00%	6.00%
Rate of compensation increase	4.00%	4.00%

The following table provides disclosure of the net periodic benefit cost (in thousands):

	Year Ended December 31,
	2004	2003	2002
Service cost	$786	$697	$632
Interest cost	2,681	2,551	2,536
Expected return on plan assets	(3,013)	(2,936)	(3,004)
Amortization of prior service cost	209	210	224
Amortization of net loss	1,242	629	133

Net periodic benefit cost	$1,905	$1,151	$521

The assumptions used in the measurement of the Company’s net periodic benefit cost for the years ended December 31, 2004, 2003 and 2002 are shown in the following table:

	2004	2003	2002
Weighted-average assumptions as of September 30:
Discount rate	6.00%	6.75%	7.50%
Expected long-term return on plan assets	8.75%	8.75%	9.00%
Rate of compensation increase	4.00%	4.00%	4.00%

The Company’s approach used to determine the expected long-term rate of return on plan assets assumption is based on weighting historical market index returns for various asset classes in proportion to the assets held in the Gehl Pension Master Trust (“Trust”). Typically, the Trust holds approximately 60% of assets in equity securities and 40% in fixed income securities. Weighting 10-year compounded trailing returns on equity and fixed income indices in proportion to the above asset mix yields an expected long-term return of 9.00%. However, recent unsettled market conditions have caused management to add a degree of conservatism in the long-term rate of return assumption, which has been set at 8.75%.

The following table provides disclosure of the weighted-average asset allocations and future target allocations as of the respective measurement dates:

	2005 Target Allocation	September 30, 2004	September 30, 2003
Asset category:
Equity securities	0 – 75%	58%	55%
Debt securities and cash	15 – 100	30	33
Real estate	0 – 15	5	5
Other	0 – 20	7	7

	100%	100%	100%

GEHL COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

As manager of plan assets, the Investment Committee (“Committee”) believes that it must prudently invest pension assets in a manner that attempts to meet the actuarial long-term rate of return. At the same time, the Committee adheres to three overriding responsibilities – to safeguard plan assets, to optimize returns, and to diversify assets. The Committee retains investment specialists as a means to optimize the total expected portfolio return. Although all day-to-day investment, custodial, and administrative responsibilities are delegated to the investment specialists, the Committee maintains a strong and active hand in matters relating to asset allocation and general asset management.

Estimated future benefit payments, which reflect expected future service, are as follows (in thousands):

2005	$2,976
2006	3,067
2007	3,149
2008	3,384
2009	3,579
Years 2010 – 2014	19,362

The measurement date used for each of the actuarial calculations was September 30.

In addition, the Company maintains an unfunded non-qualified supplemental retirement benefit plan for certain management employees. The following schedules set forth a reconciliation of the changes in the plan’s benefit obligation and a statement of the funded status (in thousands):

	As of December 31,
	2004	2003
Reconciliation of benefit obligation:
Obligation at beginning of year	$4,364	$3,864
Service cost	286	226
Interest cost	287	256
Actuarial loss	565	153
Plan amendments	49	–
Benefit payments	(142)	(135)

Obligation	$5,409	$4,364

Funded Status:
Funded status at end of year	$(5,409)	$(4,364)
Unrecognized prior service cost	426	462
Unrecognized loss	1,258	747

Net amount recognized at December 31	$(3,725)	$(3,155)

The following table provides the amounts recognized in the balance sheet (in thousands):

	As of December 31,
	2004	2003
Intangible asset	$426	$417
Accrued benefit liability	(3,725)	(3,155)
Minimum pension liability	(1,557)	(417)
Accumulated other comprehensive loss	1,131	–

Net amount recognized at December 31	$(3,725)	$(3,155)

GEHL COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

The intangible asset amounts are included in non-current other assets. The accrued benefit liability and minimum pension liability amounts are included in other long-term liabilities. The amount included within other comprehensive loss arising from a change in the accrued benefit liability was $1.1 million and $0 million for the years ended December 31, 2004 and 2003, respectively.

The projected benefit obligation, accumulated benefit obligation, and fair value of the plan assets having accumulated benefit obligations in excess of plan assets were $5.4 million, $5.3 million and $0 and $4.4 million, $3.6 million and $0 as of December 31, 2004 and 2003, respectively.

The assumptions used in the measurement of the Company’s benefit obligation are as follows:

	2004	2003
Weighted-average assumptions as of December 31:
Discount rate	6.00%	6.25%
Rate of compensation increase	5.00%	5.00%

The following table provides disclosure of the net periodic benefit cost (in thousands):

	Year Ended December 31,
	2004	2003	2002
Service cost	$286	$226	$203
Interest cost	287	256	230
Amortization of prior service cost	90	85	60
Amortization of net loss	49	20	17

Net periodic benefit cost	$712	$587	$510

The assumptions used in the measurement of the Company’s net periodic benefit cost for the years ended December 31, 2004, 2003 and 2002 are shown in the following table:

	2004	2003	2002
Weighted-average assumptions as of December 31:
Discount rate	6.25%	6.75%	7.25%
Rate of compensation increase	5.00%	5.00%	5.00%

Estimated future benefit payments, which reflect expected future service, are as follows (in thousands):

2005	$173
2006	203
2007	202
2008	191
2009	168
Years 2010 – 2014	851

The Company maintains a Rabbi Trust containing $4.9 million and $1.1 million of assets designated for the non-qualified supplemental retirement benefit plan as of December 31, 2004 and 2003, respectively. The assets of the Rabbi Trust are invested in equity securities and variable life insurance policies.

The Company maintains a savings and profit sharing plan. The Company matches 50% of non-bargaining unit employee contributions to the plan not to exceed 6% of an employee’s annual compensation. Vesting of Company contributions occur at the rate of 20% per year. Contributions approximated $618,000, $493,000 and $580,000 in 2004, 2003 and 2002, respectively.

GEHL COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

The Company maintains a defined contribution plan that covers certain employees not covered by a defined benefit plan. The Company contributes various percentages of eligible employee compensation (as defined) and the plan does not allow employee contributions. The Company contributed approximately $337,000, $287,000 and $347,000 in connection with this plan in 2004, 2003 and 2002, respectively.

The Company provides postemployment benefits to certain retirees in two areas: a $2,500 life insurance policy for retired office employees and subsidized health insurance benefits for early retirees prior to their attaining age 65. The number of retirees associated with postemployment benefit costs is approximately 218.

The following schedules set forth a reconciliation of the changes in the postemployment plan’s benefit obligation and a statement of the funded status (in thousands):

	As of December 31,
	2004	2003
Reconciliation of benefit obligation:
Obligation at beginning of year	$1,478	$1,639
Service cost	66	54
Interest cost	90	93
Actuarial loss (gain)	85	200
Benefit payments	(151)	(508)

Obligation	$1,568	$1,478

Funded Status:
Funded status at end of year	$(1,568)	$(1,478)
Unrecognized transition obligation	180	203
Unrecognized loss	831	790

Net amount recognized at December 31	$(557)	$(485)

The discount rate used in determining the accumulated postemployment obligation was 6.00% and 6.25% as of the measurement dates of December 31, 2004 and 2003, respectively.

The following table provides disclosure of the net periodic benefit cost (in thousands):

	Year Ended December 31,
	2004	2003	2002
Service cost	$66	$54	$71
Interest cost	90	93	105
Amortization of transition obligation	23	23	22
Amortization of net loss	43	19	14

Net periodic benefit cost	$222	$189	$212

The discount rate used in determining the net periodic benefit cost was 6.25%, 6.75% and 7.25% as of the measurement dates of December 31, 2004, 2003 and 2002, respectively. The assumed health care cost rate trend used in measuring the accumulated postemployment benefit obligation at December 31, 2004 was 9% decreasing to 5% over five years and at December 31, 2003 was 9% decreasing to 5% in four years.

GEHL COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in assumed health care cost trend rates would have the following effects (in thousands):

	1% Increase	1% Decrease
Effect on total of service and interest cost components of net periodic postemployment health care benefit cost	$14	$(12)
Effect on the health care component of the accumulated postemployment benefit obligation	$82	$(72)

Estimated future benefit payments, which reflect expected future service, are as follows (in thousands):

2005	$116
2006	108
2007	104
2008	100
2009	94
Years 2010 – 2014	622

Note 12—Shareholders’ Equity

During April 2004, the 2004 Equity Incentive Plan was adopted, which authorizes the granting of awards for up to 412,500 shares of the Company’s common stock. During April 2000, the 2000 Equity Incentive Plan was adopted, which authorizes the granting of awards for up to 812,771 shares of the Company’s common stock. An award is defined within the 2004 and 2000 Equity Incentive Plan as a stock option, stock appreciation right, restricted stock or performance share. In April 1996, the 1995 Stock Option Plan was adopted, which authorizes the granting of options for up to 726,627 shares of the Company’s common stock. The Plans provide that options be granted at an exercise price not less than fair market value on the date the options are granted and that the options generally vest ratably over a period not exceeding three years after the grant date. The option period shall not be more than ten years after the grant date.

Following is a summary of activity in the Plans for 2002, 2003 and 2004:

	Shares Subject to Option	Weighted Average Exercise Price
Outstanding, January 1, 2002	1,396,038	$9.09
Granted	232,501	7.02
Exercised	(128,355)	5.54
Cancelled	(33,278)	10.15

Outstanding, December 31, 2002	1,466,906	$9.05

Granted	162,751	8.62
Exercised	(48,452)	6.08
Cancelled	(137,777)	10.15

Outstanding, December 31, 2003	1,443,428	$9.00

Granted	167,476	15.29
Exercised	(462,629)	7.87
Cancelled	(43,034)	10.74

Outstanding, December 31, 2004	1,105,241	$10.35

GEHL COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Options outstanding for the Plans at December 31, 2004 are as follows:

Range of Exercise Prices	Outstanding at December 31, 2004	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price per Share
$ 4.67–$8.66	297,761	6.73	$6.98
$8.67–$12.66	595,755	6.95	$10.15
$12.67–$16.66	211,725	7.33	$15.65

Options exercisable for the Plans at December 31, 2004 are as follows:

Range of Exercise Prices	Exercisable Shares	Weighted Average Exercise Price per Share
$ 4.67–$8.66	244,365	$7.21
$8.67–$12.66	450,413	$10.22
$12.67–$16.66	87,750	$14.42

In 2004, the Company awarded restricted shares under the 2004 Equity Incentive Plan to certain key employees. Awards under the plan are subject to certain vesting requirements. There were 42,728 restricted shares awarded in 2004 with an average fair market value of $15.83 per share. Compensation expense related to restricted stock awards is based upon the market price at the date of award and is charged to earnings over the vesting period. Compensation expense in 2004 related to the awarding of restricted shares was $15,000. There were no restricted shares awarded in 2003 or 2002.

On July 22, 2004, in conjunction with the establishment of a strategic alliance with Manitou BF S.A. (“Manitou”), the world’s largest manufacturer of telescopic handlers, the Company issued 1,442,652 shares of common stock to Manitou at an aggregate purchase price of $19.8 million. The proceeds from the sale of the common stock were used to pay down the Company’s line of credit facility.

In September 2001, the Company’s Board of Directors authorized a repurchase plan providing for the repurchase of up to 500,000 shares of the Company’s outstanding common stock. The Company did not repurchase any shares during 2004. The Company repurchased 110,550 and 94,800 shares in the open market under this authorization at a cost of $729,000 and $692,000 during 2003 and 2002, respectively. All treasury stock acquired by the Company has been cancelled and returned to the status of authorized but unissued shares.

On May 28, 1997, the Board of Directors of the Company adopted a Shareholder Rights Plan and declared a rights dividend of two-thirds preferred share purchase right (“Right”) for each share of common stock outstanding on June 16, 1997, and provided that two-thirds Right would be issued with each share of common stock thereafter issued. The Shareholder Rights Plan provides that in the event a person or group acquires or seeks to acquire 15% or more of the outstanding common stock of the Company, the Rights, subject to certain limitations, will become exercisable. Each Right, once exercisable, initially entitles the holder thereof (other than the acquiring person, whose rights are cancelled) to purchase from the Company one one-hundredth of a share of Series A preferred stock at an initial exercise price of $55 per one one-hundredth of a share (subject to adjustment), or, upon the occurrence of certain events, common stock of the Company or common stock of an “acquiring company” having a market value equivalent to two times the exercise price. Subject to certain conditions, the Rights are redeemable by the Board of Directors for $.01 per Right and are exchangeable for shares of common stock. The Rights have no voting power and expire on May 28, 2007.

GEHL COMPANY AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Note 13—Net Income Per Share

Basic net income per common share is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted net income per common share is computed by dividing net income by the weighted-average number of common shares and, if applicable, common stock equivalents which would arise from the exercise of stock options. A reconciliation of the shares used in the computation is as follows (in thousands):

	Year Ended December 31,
	2004	2003	2002
Basic shares	8,841	8,007	8,085
Effect of options	293	62	114

Diluted shares	9,134	8,069	8,199

Note 14—Leases

The Company uses certain equipment under operating lease arrangements. Rent expense under such arrangements amounted to $1,732,000, $1,447,000 and $1,285,000 in 2004, 2003 and 2002, respectively.

The Company maintains non-cancelable operating leases for certain equipment. Future minimum lease payments under such leases at December 31, 2004 are as follows (in thousands):

2005	$925
2006	542
2007	168
2008	45
2009	4

Total	$1,684

Note 15—Contingencies

The Company is involved in litigation of which the ultimate outcome and liability to the Company, if any, is not presently determinable. Management believes that final disposition of such litigation will not have a material impact on the Company’s results of operations or financial position.

Note 16—Segment Information

The Company has two segments, construction equipment and agricultural equipment, as the long-term financial performance of these segments is affected by separate economic conditions and cycles. Segment net sales and income (loss) from operations tend to be aligned with the distribution networks of the Company, and correlate with the manner in which the Company evaluates performance.

Construction equipment is manufactured and distributed for customers in the construction market. Products include a diversified offering of skid loaders, telescopic handlers, compact excavators, compact track loaders, all-wheel-steer loaders, compact loaders, paving equipment and attachments. As of December 31, 2004, 66% of the Company’s accounts receivable were from customers in the construction market.

Agricultural equipment is manufactured and distributed for customers in the dairy, livestock and poultry agricultural sectors. The products are comprised primarily of skid loaders, compact track loaders and equipment for haymaking, forage harvesting,

GEHL COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

feedmaking, manure handling and attachments. As of December 31, 2004, 34% of the Company’s accounts receivable were from customers in the agricultural sector.

Unallocated assets are cash, deferred income taxes and other assets not identified with the Company’s segments. Segments of business are presented below (in thousands):

		Year Ended December 31,
		2004	2003	2002
Net Sales	Construction	$242,440	$155,516	$135,080
	Agricultural	119,158	88,884	97,485

	Consolidated	$361,598	$244,400	$232,565

Income (Loss) from Operations	Construction	$19,171	$7,899	$4,306
	Agricultural	1,537	(3,013)	851

	Consolidated	$20,708	$4,886	$5,157

Assets (year-end)	Construction	$197,648	$113,083	$105,293
	Agricultural	87,687	62,715	95,615
	Unallocated	22,865	18,270	18,686

	Consolidated	$308,200	$194,068	$219,594

Depreciation/Amortization	Construction	$2,924	$3,008	$2,451
	Agricultural	1,740	1,888	2,335
	Unallocated	–	27	27

	Consolidated	$4,664	$4,923	$4,813

Capital Expenditures	Construction	$2,279	$1,369	$3,984
	Agricultural	1,390	1,665	2,806

	Consolidated	$3,669	$3,034	$6,790

Of the Company’s total net sales, $57.0 million, $50.5 million and $43.9 million were made to customers residing outside of the United States in 2004, 2003 and 2002, respectively.

Note 17—Subsequent Event

In February 2005, the Company entered into an asset securitization program with a financial institution whereby the Company can sell, through a revolving facility, up to $150 million of finance contracts. The proceeds from the first sale in February 2005 totaled $23.3 million and were used to pay down debt. It is the intention of the Company to continue to sell substantially all of its existing as well as future finance contracts through this asset securitization program or similar asset securitization programs.

Note 18—Stock Split

On July 22, 2005, the Company’s Board of Directors approved a three-for-two stock split of the Company’s common stock, to be effected in the form of a 50 percent stock dividend. On August 24, 2005, the Company distributed one share of Company common stock for every two shares of common stock held by shareholders of record as of August 10, 2005. Fractional shares arising from the stock dividend were settled in cash. As a result of the three-for-two stock split on August 24, 2005, all prior periods’ share and per share data has been adjusted.

GEHL COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Note 19—Quarterly Financial Data (unaudited)

(In Thousands, Except Per Share Data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
2004
Net sales	$84,687	$95,499	$87,470	$93,942	$361,598
Gross profit	17,396	19,027	17,925	17,340	71,688
Net income	2,905	3,915	3,640	2,927	13,387
Diluted net income per common share[1]	.35	.46	.38	.29	1.47
Basic net income per common share[1]	.36	.48	.39	.30	1.51

2003
Net sales	$58,531	$68,551	$60,465	$56,853	$244,400
Gross profit	12,263	14,466	13,119	11,573	51,421
Net income (loss)	508	2,241	(903)	784	2,630
Diluted net income (loss) per common share[1]	.06	.28	(.11)	.09	.33
Basic net income (loss) per common share	.06	.28	(.11)	.10	.33

1	Due to the use of the weighted-average shares outstanding each quarter for computing net income per share, the sum of the quarterly per share amounts does not equal the per share amount for the year.

GEHL COMPANY AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

(In Thousands) Period	Description	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions	Balance at End of Year
Year Ended December 31, 2002
	Allowance for Doubtful Accounts – Trade Receivables	$2,235	$710	$316	$2,629
	Returns and Dealer Discounts	2,839	2,306	2,918	2,227

	Total	$5,074	$3,016	$3,234	$4,856

	Allowance for Doubtful Accounts – Retail Contracts	$2,048	$802	$548	$2,302

	Inventory Obsolescence Reserve	$2,112	$351	$689	$1,774

	Income Tax Valuation Allowance	$624	$379	$9	$994

Year Ended December 31, 2003
	Allowance for Doubtful Accounts – Trade Receivables	$2,629	$845	$544	$2,930
	Returns and Dealer Discounts	2,227	2,301	2,751	1,777

	Total	$4,856	$3,146	$3,295	$4,707

	Allowance for Doubtful Accounts – Retail Contracts	$2,302	$1,063	$551	$2,814

	Inventory Obsolescence Reserve	$1,774	$457	$534	$1,697

	Income Tax Valuation Allowance	$994	$386	$22	$1,358

Year Ended December 31, 2004
	Allowance for Doubtful Accounts – Trade Receivables	$2,930	$538	$267	$3,201
	Returns and Dealer Discounts	1,777	3,744	3,573	1,948

	Total	$4,707	$4,282	$3,840	$5,149

	Allowance for Doubtful Accounts – Retail Contracts	$2,814	$1,804	$499	$4,119

	Inventory Obsolescence Reserve	$1,697	$1,059	$748	$2,008

	Income Tax Valuation Allowance .	$1,358	$(33)	$26	$1,299

GEHL COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED AND IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three Months Ended		Six Months Ended
	July 2, 2005	June 26, 2004	July 2, 2005	June 26, 2004
Net sales	$138,201	$95,499	257,242	$180,186
Cost of goods sold	111,255	76,472	206,755	143,763

Gross profit	26,946	19,027	50,487	36,423
Selling, general and administrative expenses	15,709	12,278	30,825	25,060

Income from operations	11,237	6,749	19,662	11,363
Interest expense	(1,577)	(656)	(3,017)	(1,244)
Interest income	1,071	474	2,204	900
Other expense, net	(2,213)	(721)	(2,871)	(838)

Income before income taxes	8,518	5,846	15,978	10,181
Provision for income taxes	2,896	1,931	5,432	3,361

Net income	$5,622	$3,915	$10,546	$6,820

Net income per share:
Diluted	$.53	$.46	$1.00	$.82

Basic	$.55	$.48	$1.04	$.84

The accompanying notes are an integral part of the financial statements.

GEHL COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED AND IN THOUSANDS, EXCEPT SHARE DATA)

	July 2, 2005	December 31, 2004	June 26, 2004
Assets
Cash	$8,932	$5,262	$2,597
Accounts receivable – net	189,867	123,514	132,277
Finance contracts receivable – net	26,730	73,343	9,346
Inventories	35,719	38,925	29,341
Deferred income tax assets	8,104	8,104	7,128
Prepaid expenses and other current assets	1,953	2,859	4,374

Total current assets	271,305	252,007	185,063

Property, plant and equipment – net	37,490	34,072	33,960
Finance contracts receivable – net, non-current	2,404	3,181	4,182
Goodwill	11,748	11,748	11,748
Other assets	22,222	7,192	3,184

Total assets	$345,169	$308,200	$238,137

Liabilities and Shareholders’ Equity
Current portion of long-term debt obligations	$217	$225	$113
Short-term debt obligations	–	20,151	–
Accounts payable	55,426	41,882	41,695
Accrued and other current liabilities	30,617	26,901	30,794

Total current liabilities	86,260	89,159	72,602

Long-term debt obligations	95,369	69,467	46,756
Deferred income tax liabilities	1,247	1,247	1,742
Other long-term liabilities	13,495	11,866	10,822

Total long-term liabilities	110,111	82,580	59,320

Common stock, $.10 par value, 25,000,000 shares authorized, 10,238,852, 9,931,823 and 8,223,027 shares outstanding, respectively	1,024	993	822
Preferred stock, $.10 par value, 2,000,000 shares authorized, 250,000 shares designated as Series A preferred stock, no shares issued Capital in excess of par	33,167	30,091	7,985
Retained earnings	126,035	115,489	108,922
Accumulated other comprehensive loss	(11,428)	(10,112)	(11,514)

Total shareholders’ equity	148,798	136,461	106,215

Total liabilities and shareholders’ equity	$345,169	$308,200	$238,137

The accompanying notes are an integral part of the financial statements.

GEHL COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED AND IN THOUSANDS)

	Six Months Ended
	July 2, 2005	June 26, 2004
Cash Flows from Operating Activities
Net income	$10,546	$6,820
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation and amortization	2,831	2,482
Compensation expense for long-term incentive stock grants	106	–
Gain on sale of property, plant and equipment	(160)	(86)
Cost of sales of finance contracts	1,015	296
Proceeds from sales of finance contracts	102,170	57,318
Increase in finance contracts receivable	(56,220)	(66,613)
Net changes in remaining working capital items	(60,144)	(21,979)

Net cash provided by (used for) operating activities	144	(21,762)

Cash Flows from Investing Activities
Property, plant and equipment additions	(6,488)	(1,337)
Proceeds from the sale of property, plant and equipment	357	378
Other assets	31	(123)

Net cash used for investing activities	(6,100)	(1,082)

Cash Flows from Financing Activities
Proceeds from revolving credit loans	25,955	20,248
Proceeds from short-term borrowings	24,482	–
Repayment of short-term borrowings	(44,633)	–
Proceeds from (Repayments of) other borrowings – net	821	(103)
Proceeds from exercise of stock options	3,001	1,608

Net cash provided by financing activities	9,626	21,753

Net increase (decrease) in cash	3,670	(1,091)
Cash, beginning of period	5,262	3,688

Cash, end of period	$8,932	$2,597

Supplemental disclosure of cash flow information:
Cash paid for the following:
Interest	$3,037	$1,257
Income taxes	$3,500	$539

The accompanying notes are an integral part of the financial statements.

GEHL COMPANY AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JULY 2, 2005

(UNAUDITED)

Note 1—Basis of Presentation

The condensed consolidated financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations, although management believes that the disclosures are adequate to make the information presented not misleading.

In the opinion of management, the information furnished for the three-and six-month periods ended July 2, 2005 and June 26, 2004 includes all adjustments, consisting only of normal recurring accruals, necessary for a fair statement of the results of operations and financial position of the Company. Certain prior year amounts have been reclassified to conform to the current year presentation. Such reclassifications had no impact on previously reported net income. Due in part to the seasonal nature of the Company’s business, the results of operations for the three-and six-month period ended July 2, 2005 are not necessarily indicative of the results to be expected for the entire year.

It is suggested that these interim financial statements be read in conjunction with the financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 as filed with the Securities and Exchange Commission.

Note 2—Stock Based Compensation

The Company maintains stock option plans for certain of its directors, officers and key employees and accounts for these plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” No compensation expense has been recognized for options granted under these plans as the option price was equal to the market value of the Company’s common stock on the date of grant.

The effect on net income and net income per share had the Company applied the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation,” is presented below (in thousands, except per share data):

	Three Months Ended		Six Months Ended
	July 2, 2005	June 26, 2004	July 2, 2005	June 26, 2004
Net income, as reported	$5,622	$3,915	$10,546	$6,820
Less: stock-based compensation expense determined based on the fair value method, net of tax	(137)	(152)	(275)	(304)

Pro forma net income	$5,485	$3,763	$10,271	$6,516

Diluted net income per share:
As reported	$.53	$.46	$1.00	$.82
Pro forma	$.52	$.44	$.98	$.78
Basic net income per share:
As reported	$.55	$.48	$1.04	$.84
Pro forma	$.54	$.46	$1.02	$.80

GEHL COMPANY AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Note 3—Income Taxes

The income tax provision is determined by applying an estimated annual effective income tax rate to income before income taxes. The estimated annual effective income tax rate is based on the most recent annualized forecast of pretax income, permanent book/tax differences and tax credits.

Note 4—Finance Contracts Receivable Financing

In February 2005, the Company entered into an asset securitization program (“program”) with a financial institution (the “Purchaser”) whereby the Company can sell, through a revolving securitization facility, up to $150 million of retail installment sale contracts (“retail installment sale contracts” or “finance contracts receivable”). The Company sells portfolios of its finance contracts receivable to a wholly owned, bankruptcy-remote special purpose subsidiary (“SPE”) which, in turn, sells each such portfolio to a wholly owned bankruptcy-remote qualified special purpose subsidiary (“QSPE”) of the SPE. The QSPE, in turn, sells a participating interest in each such portfolio of finance contracts receivable to the Purchaser. The Purchaser receives a security interest in each such portfolio of finance contracts receivable. The Company has retained collection and administrative responsibilities for each such portfolio of finance contracts receivable. The Purchaser has no recourse against the Company for uncollectible finance contracts receivable, if any; however, the Company’s retained interest in the portfolio of finance contracts receivable, which represents 9.5% of the principal balance of the finance contracts receivable sold, is subordinate to the Purchaser’s interest. The Company’s retained interest is recorded at fair value, which is calculated based on the present value of estimated future cash flows and reflects prepayment and loss assumptions, which are based on historical results. At July 2, 2005, the fair value of the retained interest was calculated using an interpolated risk-free rate of return of 3.6% based on U.S. Treasury rates, an 18.5 month weighted-average prepayable portfolio life and a 0.5% annual loss rate. Changes in any of these assumptions could affect the calculated value of the retained interest. The retained interest recorded at July 2, 2005 is $14.8 million and is included in other assets in the accompanying Condensed Consolidated Balance Sheet.

The securitization program has a final maturity in February 2008, subject to annual renewal by the Purchaser. The total credit capacity under the program is $150 million, with finance contracts receivable sold and being serviced by the Company totaling $84.2 million at July 2, 2005. Of the $84.2 million in sold contracts receivable, $2.2 million were greater than 60 days past due and deemed ineligible under the program. Credit losses on contracts sold under the program were $0.2 million as of July 2, 2005.

During the six-month period ended July 2, 2005, the Company received proceeds from the sale of finance contracts receivable of $74.6 million and recorded a loss on sale of $0.9 million. The loss on sale was partially offset by a $0.4 million realized gain on the termination of interest rate swap contracts that were put in place to hedge gains / losses on the sale of finance contracts receivable (see note 12). The Company received $0.1 million in service fee income during the six-month period ended July 2, 2005. The Company did not receive any cash flows related to the retained interest during the six-month period ended July 2, 2005.

The Company incurred one-time transaction costs of $1.4 million, which are included in other expense in the accompanying Condensed Consolidated Statement of Income, related to the implementation of the asset securitization program.

During the six-month period ended July 2, 2005, the Company sold $28.0 million of retail finance contracts to a financial institution on a limited recourse basis. The Company incurred a $0.5 million loss on the sale of these retail finance contracts.

These sales were accounted for as a sale in accordance with SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities—a Replacement of FASB Statement No. 125.” Sales of finance contracts receivable are reflected as a reduction of finance contracts receivable in the accompanying Condensed Consolidated Balance Sheet and the proceeds received are included in cash flows from operating activities in the accompanying Condensed Consolidated Statements of Cash Flows.

GEHL COMPANY AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Note 5—Inventories

If all of the Company’s inventories had been valued on a current cost basis, which approximated FIFO value, estimated inventories by major classification would have been as follows (in thousands):

	July 2, 2005	December 31, 2004	June 26, 2004
Raw materials and supplies	$19,086	$17,828	$15,658
Work-in-process	3,819	3,479	2,924
Finished machines and parts	40,623	45,428	33,707

Total current cost value	63,527	66,735	52,289
Adjustment to LIFO basis	(27,809)	(27,810)	(22,948)

	$35,719	$38,925	$29,341

Note 6—Product Warranties and Other Guarantees

In general, the Company provides warranty coverage on equipment for a period of up to twelve months. The Company’s reserve for warranty claims is established based on the best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. While the Company’s warranty costs have historically been within its calculated estimates, it is possible that future warranty costs could differ from those estimates. The changes in the carrying amount of the Company’s total product warranty liability for the six-month periods ended July 2, 2005 and June 26, 2004 were as follows (in thousands):

	2005	2004
Beginning balance	$5,028	$4,054
Accruals for warranties issued during the period	5,259	1,930
Accruals related to pre-existing warranties (including changes in estimates)	–	–
Settlements made (in cash or in kind) during the period	(2,261)	(1,799)

Ending balance	$8,026	$4,185

During the three-month period ended July 2, 2005, the Company recorded a $2.3 million warranty reserve associated with purchased components that the Company incorporated into one of its product lines. The Company anticipates recovering a substantial portion of its costs associated with the warranty charge from its suppliers. In accordance with applicable accounting standards, the Company expects to record recoveries from its suppliers in subsequent periods.

Note 7—Debt Obligations

On June 3, 2005, the Company entered into a $125 million revolving credit facility (the “Facility”) with a syndicate of commercial bank lenders. The credit commitment under the facility is for a five-year period expiring June 3, 2010. At the Company’s election, the credit commitment can be increased to $175 million at any time during the Facility’s term. Borrowings under the Facility are secured by the Company’s accounts receivable, inventory and the capital stock of certain wholly-owned subsidiaries. The Company may borrow up to $25 million under the Facility in a currency other than the U.S. Dollar. The Company may elect to pay interest on U.S. Dollar borrowings under the Facility at a rate of either (1) the London Interbank Offered Rate (“LIBOR”) plus .75% to 1.50% or (2) a base rate defined as the prime commercial rate less 0.0% to 1.0%. The Company’s actual borrowing costs for LIBOR or base rate borrowings is determined by reference to a pricing grid based on the Company’s ratio of funded debt to total capitalization. Interest on amounts borrowed under the Facility in currencies other than the U.S. Dollar will be priced at a rate equal to LIBOR plus 0.75% to 1.5%. As of July 2, 2005, the weighted average interest rate on Company borrowings outstanding under the Facility was 4.63%.

GEHL COMPANY AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

The Facility requires the Company to maintain compliance with certain financial covenants related to total capitalization, interest expense coverage, tangible net worth, capital expenditures and operating lease spending. The Company was in compliance with all covenants as of July 2, 2005.

Amounts borrowed under the Facility were used to repay, in full, the Company’s asset-based senior secured debt and other short-term borrowings. Borrowings under the Facility were $95.0 million at July 2, 2005. Available unused borrowings under the Facility were $30.0 million at July 2, 2005.

Note 8—Employee Retirement Plans

The Company sponsors two qualified defined benefit pension plans (“pension plans”) for certain of its employees. The following table provides disclosure of the net periodic benefit cost (in thousands):

	For the Three Months Ended		For the Six Months Ended
	July 2, 2005	June 26, 2004	July 2, 2005	June 26, 2004
Service cost	$210	$197	$420	$393
Interest cost	720	670	1,440	1,340
Expected return on plan assets	(836)	(753)	(1,671)	(1,506)
Amortization of prior service cost	52	52	104	104
Amortization of net loss	355	310	710	621

Net periodic benefit cost	$501	$476	$1,003	$952

The Company anticipates making $1.8 million of contributions to the pension plans during 2005. The Company made contributions totaling $0.6 million during the six-month period ended July 2, 2005.

The Company maintains an unfunded non-qualified supplemental retirement benefit plan for certain management employees. The following table provides disclosure of the net periodic benefit cost (in thousands):

	For the Three Months Ended		For the Six Months Ended
	July 2, 2005	June 26, 2004	July 2, 2005	June 26, 2004
Service cost	$85	$73	$170	$146
Interest cost	80	73	160	146
Amortization of prior service cost	23	23	45	46
Amortization of net loss	17	12	34	25

Net periodic benefit cost	$205	$181	$409	$363

The Company provides postemployment benefits to certain retirees, which includes subsidized health insurance benefits for early retirees prior to their attaining age 65. The following table provides disclosure of the net periodic benefit cost (in thousands):

	For the Three Months Ended		For the Six Months Ended
	July 2, 2005	June 26, 2004	July 2, 2005	June 26, 2004
Service cost	$19	$16	$38	$31
Interest cost	23	21	45	43
Amortization of transition obligation	6	6	11	12
Amortization of net loss	11	5	22	10

Net periodic benefit cost	$58	$48	$116	$96

GEHL COMPANY AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Note 9—Net Income Per Share and Comprehensive Income

Basic net income per common share is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted net income per common share is computed by dividing net income by the weighted-average number of common shares and, if applicable, common stock equivalents that would arise from the exercise of stock options.

A reconciliation of the shares used in the computation of earnings per share follows (in thousands):

	Three Months Ended
	July 2, 2005	June 26, 2004
Basic shares	10,184	8,181
Effect of options	419	279

Diluted shares	10,603	8,460

	Six Months Ended
	July 2, 2005	June 26, 2004
Basic shares	10,097	8,108
Effect of options	405	245

Diluted shares	10,502	8,353

The components of comprehensive income (loss) are as follows (in thousands):

	Six Months Ended
	July 2, 2005	June 26, 2004
Net income (loss)	$10,546	$6,820
Foreign currency translation adjustments	(1,257)	(214)
Unrealized losses, net of taxes	(59)	–

Other comprehensive loss	(1,316)	(214)

Comprehensive income (loss)	$9,230	$6,606

GEHL COMPANY AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Note 10—Business Segments

The Company has two segments, construction equipment and agricultural equipment, as the long-term financial performance of these segments is affected by separate economic conditions and cycles. Segment net sales and income from operations tend to be aligned with the distribution networks of the Company, and correlate with the manner in which the Company evaluates performance.

	Three Months Ended		Six Months Ended
	July 2, 2005	June 26, 2004	July 2, 2005	June 26, 2004
Net Sales:
Construction	$97,829	$61,567	$181,845	$115,987
Agricultural	40,372	33,932	75,397	64,199

Consolidated	$138,201	$95,499	$257,242	$180,186

Income from Operations:
Construction	$8,928	$5,262	$15,908	$9,434
Agricultural	2,309	1,487	3,754	1,929

Consolidated	$11,237	$6,749	$19,662	$11,363

Note 11—Stock Repurchases

In September 2001, the Company’s Board of Directors authorized a stock repurchase plan providing for the repurchase of up to 500,000 shares of the Company’s outstanding common stock. No shares under this authorization were repurchased during the six-month period ended July 2, 2005 nor the six-month period ended June 26, 2004. As of July 2, 2005, the Company has repurchased an aggregate of 227,850 shares under this authorization. All treasury stock acquired by the Company has been cancelled and returned to the status of authorized but unissued shares.

Note 12—Financial Instruments

The Company selectively uses interest rate swaps and foreign currency forward contracts to reduce market risk associated with changes in interest rates and the value of the U.S Dollar versus the Euro. The use of derivatives is restricted to those intended for hedging purposes.

The Company was party to three interest rate swap agreements (“swaps”) that were put in place as hedges protecting against underlying changes in interest rates and their impact on the gains / losses incurred upon the sale of finance contracts receivable. Accordingly, the implied gains / losses associated with the fair values of interest rate swaps would be offset by gains / losses on the sale of the underlying retail finance contracts. Under the swaps, the Company received interest on a variable LIBOR for one-month deposits and paid on a fixed rate ranging from of 3.18% to 3.41%. Although the Company continued to own finance contracts during the term of the swaps, under the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” the swaps were deemed ineffective as of April 2, 2005 as the finance contracts that were owned by the Company at the inception of the swaps had been sold during the three-month period ended April 2, 2005. As a result, the Company recorded $1.1 million of other income in the three-month period ended April 2, 2005. The Company terminated the swaps during the three-month period ended July 2, 2005 and recorded $0.7 million of other expense during such period. The Company realized a net gain of $0.4 million on these swaps for the six-month period ended July 2, 2005.

The Company has purchase commitments to pay certain suppliers in Euros. In May 2005, the Company entered into a series of forward currency contracts (“forward contracts”) to hedge a portion of the Company’s exposure to changes in the value of the U.S Dollar versus the Euro as a result of the Euro purchase commitments. The forward contracts expire between July 29, 2005 and December 31, 2005 and have a notional amount of €4.8 million ($6.1 million) and contract rates ranging from

GEHL COMPANY AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

€1.0:$1.2686 to €1.0:$1.2755. As the contracts are deemed ineffective under the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” the Company recorded a current liability and cost of goods sold of $0.3 million during the six-month period ended July 2, 2005.

Note 13—Accounting Pronouncements

During December 2004, the Financial Accounting Standards Board issued SFAS No. 123R, “Share-Based Payment” (SFAS 123R), which requires companies to measure and recognize compensation expense for all stock-based payments at fair value. Stock-based payments include stock option grants and other transactions under Company stock plans. The Company grants options to purchase common stock to some of its employees and directors under various plans at prices equal to the market value of the stock on the dates the options were granted. The Company is required to adopt SFAS 123R by the first quarter of fiscal 2006. The Company is currently evaluating the impact that the adoption of SFAS 123R will have on its consolidated financial position, results of operations and cash flows.

Note 14—Subsequent Event

On July 22, 2005, the Company’s Board of Directors approved a three-for-two stock split of the Company’s common stock, to be effected in the form of a 50 percent stock dividend. On August 24, 2005, the Company distributed one share of Company common stock for every two shares of common stock held by shareholders of record as of August 10, 2005. Fractional shares arising from the stock dividend were settled in cash.

As a result of the three-for-two stock split on August 24, 2005, all periods’ share and per share data have been adjusted.

Prospectus

$75,000,000

Gehl Company

Debt Securities

Common Stock

Preferred Stock

Warrants

Stock Purchase Contracts

Stock Purchase Units

We may offer and sell from time to time up to an aggregate initial offering price of $75,000,000 of our securities in one or more classes or series and in amounts, at prices and on terms that we will determine at the times of the offerings. Our subsidiaries may guarantee any debt securities that we issue under this prospectus.

We will provide specific terms of the securities, including the offering prices, in one or more supplements to this prospectus. The supplements may also add, update or change information contained in this prospectus. You should read this prospectus and the prospectus supplement relating to the specific issue of securities carefully before you invest.

Our common stock is listed on The Nasdaq National Market under the symbol “GEHL.” In this prospectus, unless the context otherwise requires, all references to our common stock include the accompanying preferred share purchase rights pursuant to our rights agreement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 1, 2005.

ABOUT THIS PROSPECTUS

In this prospectus, “we,” “us,” “our” or “ours” refer to Gehl Company.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. Under this shelf process, we may, from time to time, sell the securities or combinations of the securities described in this prospectus in one or more offerings with a maximum aggregate offering price of up to $75,000,000. This prospectus provides you with a general description of the securities that we may offer. Each time we offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making offers to sell or solicitations to buy the securities in any jurisdiction in which an offer or solicitation is not authorized or in which the person making that offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation. You should not assume that the information in this prospectus or any prospectus supplement, as well as the information we previously filed with the SEC that we incorporate by reference in this prospectus or any prospectus supplement, is accurate as of any date other than its respective date. Our business, financial condition, results of operations and prospects may have changed since those dates.

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference contain statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. When used in this prospectus, words such as we “believe,” “anticipate,” “expect,” “estimate” or “project” or words of similar meaning are generally intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties, assumptions and other factors, some of which are beyond our control, that could cause actual results to differ materially from those expressed in, or implied by, those statements. Some, but not all, of the risks and uncertainties include:

■	any adverse change in general economic conditions;

■	unanticipated changes in capital market conditions;

■	our ability to implement successfully our strategic initiatives;

■	market acceptance of newly introduced products;

■	unexpected issues related to the pricing and availability of raw materials (including steel) and component parts;

■	unanticipated difficulties in securing product from third party manufacturing sources;

■	our ability to increase our prices to reflect higher prices for raw materials and component parts;

■	the cyclical nature of our business;

■	our and our customers’ access to credit;

■	competitive pricing, product initiatives and other actions taken by our competitors;

■	disruptions in production capacity;

■	excess inventory levels;

■	the effect of changes in laws and regulations (including government subsidies and international trade regulations);

■	technological difficulties;

■	changes in currency exchange rates or interest rates;

■	our ability to secure sources of liquidity necessary to fund our operations;

■	changes in environmental laws;

■	the impact of any strategic transactions we effect;

■	employee and labor relations;

■	agricultural commodities prices; and

■	housing starts and other construction activities, which are sensitive to, among other things, interest rates and government spending.

We assume no obligation, and disclaim any duty, to update the forward-looking statements in this prospectus or in the documents we incorporate by reference.

GEHL COMPANY

We design, manufacture, distribute and finance equipment used in the light construction and agricultural industries. Construction equipment is comprised of skid loaders, telescopic handlers, asphalt pavers, compact excavators, compact track loaders, all-wheel-steer loaders, compact loaders and attachments and is primarily sold to contractors, sub-contractors, owner operators, rental stores and municipalities. We generally market our construction equipment under the Gehl® and Mustang® brand names. Agriculture equipment is sold to customers in the dairy and livestock industries, and includes a broad range of products including haymaking, forage harvesting, materials handling (skid loaders, telescopic handlers, compact excavators, compact track loaders, all-wheel-steer loaders, compact loaders and attachments), manure handling and feedmaking equipment. In addition, we operate an attachment business through Compact Equipment Attachments, Inc. We were founded in 1859 and were incorporated in the State of Wisconsin in 1890.

Our principal executive offices are located at 143 Water Street, West Bend, Wisconsin 53095, and our telephone number is (262) 334-9461.

USE OF PROCEEDS

Unless we otherwise specify in the applicable prospectus supplement, we expect to use the net proceeds from the sale of the securities for general corporate purposes, which may include reduction or refinancing of debt or other corporate obligations, the financing of capital expenditures, acquisitions and additions to our working capital. Until we use the net proceeds from the sale of the securities for these purposes, we may place the net proceeds in temporary investments.

RATIOS OF EARNINGS TO FIXED CHARGES

The following table presents our ratios of consolidated earnings to fixed charges for the periods presented.

	Six Months Ended July 2, 2005	Years Ended December 31,
		2004	2003	2002	2001	2000
Ratio of earnings to fixed charges (1)	6.17	7.76	1.87	1.37	1.79	4.09

(1)	For purposes of calculating the ratios of consolidated earnings to fixed charges, earnings consist of income before income taxes, fixed charges and amortization of capitalized interest, less capitalized interest. Fixed charges consist of interest expensed, interest capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness and an estimate of interest within rental expense.

We did not have any preferred stock outstanding and we did not pay or accrue any preferred stock dividends during the periods presented above.

DESCRIPTION OF DEBT SECURITIES

This section describes the general terms and provisions of the debt securities that we may issue separately, upon exercise of a debt warrant, in connection with a stock purchase contract or as part of a stock purchase unit from time to time in the form of one or more series of debt securities. The applicable prospectus supplement will describe the specific terms of the debt securities offered through that prospectus supplement as well as any general terms described in this section that will not apply to those debt securities.

Any debt securities issued using this prospectus (“Debt Securities”) will be our direct unsecured general obligations. The Debt Securities will be either our senior debt securities (“Senior Debt Securities”) or our subordinated debt securities (“Subordinated Debt Securities”). The Senior Debt Securities and the Subordinated Debt Securities will be issued under separate Indentures among us, certain of our domestic subsidiaries, if our domestic subsidiaries are guarantors of the Debt Securities, and a U.S. banking institution (a “Trustee”). The Trustee for each series of Debt Securities will be identified in the applicable prospectus supplement. Senior Debt Securities will be issued under a “Senior Indenture” and Subordinated Debt Securities will be issued under a “Subordinated Indenture.” Together, the Senior Indenture and the Subordinated Indenture are called “Indentures.”

We conduct a portion of our operations through subsidiaries. Unless the Debt Securities are guaranteed by our subsidiaries as described below, the rights of our company and our creditors, including holders of the Debt Securities, to participate in the assets of any subsidiary upon the latter’s liquidation or reorganization, will be subject to the prior claims of the subsidiary’s creditors, except to the extent that we may ourself be a creditor with recognized claims against such subsidiary.

We have summarized selected provisions of the Indentures below. The summary is not complete. The form of each Indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part, and you should read the Indentures for provisions that may be important to you. In the summary below we have included references to article or section numbers of the applicable Indenture so that you can easily locate these provisions. Whenever we refer in this prospectus or in the prospectus supplement to particular articles or sections or defined terms of the Indentures, those articles or sections or defined terms are incorporated by reference herein or therein, as applicable. Capitalized terms used in the summary have the meanings specified in the Indentures.

General

The Indentures provide that Debt Securities in separate series may be issued thereunder from time to time without limitation as to aggregate principal amount. We may specify a maximum aggregate principal amount for the Debt Securities of any series (Section 301). We will determine the terms and conditions of the Debt Securities, including the maturity, principal and interest, but those terms must be consistent with the Indenture.

The Senior Debt Securities will rank equally with all of our other senior unsecured and unsubordinated debt (“Senior Debt”). The Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of all of our Senior Debt (as defined) as described under “—Subordination of Subordinated Debt Securities” and in the prospectus supplement applicable to any Subordinated Debt Securities.

If specified in the prospectus supplement, certain of our domestic subsidiaries (the “Subsidiary Guarantors”) will fully and unconditionally guarantee (the “Subsidiary Guarantees”) on a joint and several basis the Debt Securities as described under “—Subsidiary Guarantees” and in the prospectus supplement. The Subsidiary Guarantees will be unsecured obligations of each Subsidiary Guarantor. Subsidiary Guarantees of Subordinated Debt Securities will be subordinated to the Senior Debt of the Subsidiary Guarantors on the same basis as the Subordinated Debt Securities are subordinated to our Senior Debt (Article Thirteen).

The applicable prospectus supplement will set forth the price or prices at which the Debt Securities to be offered will be issued and will describe the following terms of such Debt Securities:

(1)	the title of the Debt Securities;

(2)	whether the Debt Securities are Senior Debt Securities or Subordinated Debt Securities and, if Subordinated Debt Securities, the related subordination terms;

(3)	whether any of the Subsidiary Guarantors will provide Subsidiary Guarantees of the Debt Securities;

(4)	any limit on the aggregate principal amount of the Debt Securities;

(5)	the dates on which the principal of the Debt Securities will be payable;

(6)	the interest rate that the Debt Securities will bear and the interest payment dates for the Debt Securities;

(7)	the places where payments on the Debt Securities will be payable;

(8)	any terms upon which the Debt Securities may be redeemed, in whole or in part, at our option;

(9)	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the Debt Securities;

(10)	the portion of the principal amount, if less than all, of the Debt Securities that will be payable upon declaration of acceleration of the Maturity of the Debt Securities;

(11)	whether the Debt Securities are defeasible;

(12)	any addition to or change in the Events of Default;

(13)	whether the Debt Securities are convertible into our common stock and, if so, the terms and conditions upon which conversion will be effected, including the initial conversion price or conversion rate and any adjustments thereto and the conversion period;

(14)	if convertible into our common stock or any of our other securities, the terms on which such Debt Securities are convertible;

(15)	any addition to or change in the covenants in the Indenture applicable to the Debt Securities; and

(16)	any other terms of the Debt Securities not inconsistent with the provisions of the Indenture (Section 301).

The Indentures do not limit the amount of Debt Securities that may be issued. Each Indenture allows Debt Securities to be issued up to the principal amount that may be authorized by our company and may be in any currency or currency unit designated by us.

Debt Securities, including Original Issue Discount Securities, may be sold at a substantial discount below their principal amount. Special United States federal income tax considerations applicable to Debt Securities sold at an original issue discount may be described in the applicable prospectus supplement. In addition, special United States federal income tax or other considerations applicable to any Debt Securities that are denominated in a currency or currency unit other than United States dollars may be described in the applicable prospectus supplement.

Senior Debt Securities

The Senior Debt Securities will be unsecured senior obligations and will rank equally with all other senior unsecured and unsubordinated debt. The Senior Debt Securities will, however, be subordinated in right of payment to all our secured indebtedness to the extent of the value of the assets securing such indebtedness. Except as provided in the applicable Senior Indenture or specified in any authorizing resolution or supplemental indenture relating to a series of Senior Debt Securities to be issued, no Senior Indenture will limit the amount of additional indebtedness that may rank equally with the Senior Debt Securities or the amount of indebtedness, secured or otherwise, that may be incurred or preferred stock that may be issued by any of our subsidiaries.

Subordination of Subordinated Debt Securities

The indebtedness evidenced by the Subordinated Debt Securities will, to the extent set forth in the Subordinated Indenture with respect to each series of Subordinated Debt Securities, be subordinate in right of payment to the prior payment in full of all of our Senior Debt, including the Senior Debt Securities (Article Twelve of the Subordinated Indenture). The prospectus supplement relating to any Subordinated Debt Securities will summarize the subordination provisions of the Subordinated Indenture applicable to that series including:

■	the applicability and effect of such provisions upon any payment or distribution respecting that series following any liquidation, dissolution or other winding-up, or any assignment for the benefit of creditors or other marshaling of assets or any bankruptcy, insolvency or similar proceedings;

■	the applicability and effect of such provisions in the event of specified defaults with respect to any Senior Debt, including the circumstances under which and the periods in which we will be prohibited from making payments on the Subordinated Debt Securities; and

■	the definition of Senior Debt applicable to the Subordinated Debt Securities of that series.

The prospectus supplement will also describe as of a recent date the approximate amount of Senior Debt to which the Subordinated Debt Securities of that series will be subordinated.

The failure to make any payment on any of the Subordinated Debt Securities by reason of the subordination provisions of the Subordinated Indenture described in the prospectus supplement will not be construed as preventing the occurrence of an Event of Default with respect to the Subordinated Debt Securities arising from any such failure to make payment.

The subordination provisions described above will not be applicable to payments in respect of the Subordinated Debt Securities from a defeasance trust established in connection with any legal defeasance or covenant defeasance of the Subordinated Debt Securities as described under “—Legal Defeasance and Covenant Defeasance.”

Subsidiary Guarantees

If specified in the prospectus supplement, the Subsidiary Guarantors will guarantee the Debt Securities of a series. Unless otherwise indicated in the prospectus supplement, the following provisions will apply to the Subsidiary Guarantees of the Subsidiary Guarantors.

Subject to the limitations described below and in the prospectus supplement, the Subsidiary Guarantors will, jointly and severally, fully and unconditionally guarantee the prompt payment when due, whether at Stated Maturity, by acceleration or otherwise, of all our payment obligations under the Indentures and the Debt Securities of a series, whether for principal of, premium, if any, or interest on the Debt Securities or otherwise (all such obligations guaranteed by a Subsidiary Guarantor being herein called the “Guaranteed Obligations”). The Subsidiary Guarantors will also pay all expenses (including reasonable counsel fees and expenses) incurred by the applicable Trustee in enforcing any rights under a Subsidiary Guarantee with respect to a Subsidiary Guarantor (Section 1302).

In the case of Subordinated Debt Securities, a Subsidiary Guarantor’s Subsidiary Guarantee will be subordinated in right of payment to the Senior Debt of such Subsidiary Guarantor on the same basis as the Subordinated Debt Securities are subordinated to our Senior Debt. No payment will be made by any Subsidiary Guarantor under its Subsidiary Guarantee during any period in which payments by us on the Subordinated Debt Securities are suspended by the subordination provisions of the Subordinated Indenture (Article Fourteen of the Subordinated Indenture).

Each Subsidiary Guarantee will be limited to an amount not to exceed the maximum amount that can be guaranteed by the relevant Subsidiary Guarantor without rendering such Subsidiary Guarantee voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally (Section 1306).

Each Subsidiary Guarantee will be a continuing guarantee and will:

(1)	remain in full force and effect until either (a) payment in full of all the applicable Debt Securities (or such Debt Securities are otherwise satisfied and discharged in accordance with the provisions of the applicable Indenture) or (b) released as described in the following paragraph;

(2)	be binding upon each Subsidiary Guarantor; and

(3)	inure to the benefit of and be enforceable by the applicable Trustee, the Holders and their successors, transferees and assigns.

In the event that a Subsidiary Guarantor ceases to be a Subsidiary, either legal defeasance or covenant defeasance occurs with respect to the series or all or substantially all of the assets or all of the Capital Stock of such Subsidiary Guarantor is sold, including by way of sale, merger, consolidation or otherwise, such Subsidiary Guarantor will be released and discharged of its obligations under its Subsidiary Guarantee without any further action required on the part of the Trustee or any Holder, and no other person acquiring or owning the assets or Capital Stock of such Subsidiary Guarantor will be required to enter into a Subsidiary Guarantee (Section 1304). In addition, the prospectus supplement may specify additional circumstances under which a Subsidiary Guarantor can be released from its Subsidiary Guarantee.

Conversion Rights

The Debt Securities may be converted into other securities of our company, if at all, according to the terms and conditions of an applicable prospectus supplement. Such terms will include the conversion price, the conversion period, provisions as to whether conversion will be at the option of the holders of such series of Debt Securities or at the option of our company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such series of Debt Securities.

Form, Exchange and Transfer

The Debt Securities of each series will be issuable only in fully registered form, without coupons, and, unless otherwise specified in the applicable prospectus supplement, only in denominations of $1,000 and integral multiples thereof (Section 302).

At the option of the Holder, subject to the terms of the applicable Indenture and the limitations applicable to Global Securities, Debt Securities of each series will be exchangeable for other Debt Securities of the same series of any authorized denomination and of a like tenor and aggregate principal amount (Section 305).

Subject to the terms of the applicable Indenture and the limitations applicable to Global Securities, Debt Securities may be presented for exchange as provided above or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed) at the office of the Security Registrar or at the office of any transfer agent designated by us for such purpose. No service charge will be made for any registration of transfer or exchange of Debt Securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in that connection. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Security Registrar and any other transfer agent initially designated by us for any Debt Securities will be named in the applicable prospectus supplement (Section 305). We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each Place of Payment for the Debt Securities of each series (Section 1002).

If the Debt Securities of any series (or of any series and specified tenor) are to be redeemed in part, we will not be required to (1) issue, register the transfer of or exchange any Debt Security of that series (or of that series and specified tenor, as the case may be) during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such Debt Security that may be selected for redemption and ending at the close of business on the day of such mailing or (2) register the transfer of or exchange any Debt Security so selected for redemption, in whole or in part, except the unredeemed portion of any such Debt Security being redeemed in part (Section 305).

Global Securities

Some or all of the Debt Securities of any series may be represented, in whole or in part, by one or more Global Securities that will have an aggregate principal amount equal to that of the Debt Securities they represent. Each Global Security will be registered in the name of a Depositary or its nominee identified in the applicable prospectus supplement, will be deposited with such Depositary or nominee or its custodian and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below and any such other matters as may be provided for pursuant to the applicable Indenture.

Notwithstanding any provision of the Indentures or any Debt Security described in this prospectus, no Global Security may be exchanged in whole or in part for Debt Securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any person other than the Depositary for such Global Security or any nominee of such Depositary unless:

(1)	the Depositary has notified us that it is unwilling or unable to continue as Depositary for such Global Security or has ceased to be qualified to act as such as required by the applicable Indenture, and in either case we fail to appoint a successor Depositary within 90 days;

(2)	an Event of Default with respect to the Debt Securities represented by such Global Security has occurred and is continuing and the Trustee has received a written request from the Depositary to issue certificated Debt Securities; or

(3)	other circumstances exist, in addition to or in lieu of those described above, as may be described in the applicable prospectus supplement.

All Debt Securities issued in exchange for a Global Security or any portion thereof will be registered in such names as the Depositary may direct (Sections 205 and 305).

As long as the Depositary, or its nominee, is the registered holder of a Global Security, the Depositary or such nominee, as the case may be, will be considered the sole owner and Holder of such Global Security and the Debt Securities that it represents for all purposes under the Debt Securities and the applicable Indenture (Section 308). Except in the limited circumstances referred to above, owners of beneficial interests in a Global Security will not be entitled to have such Global Security or any Debt Securities that it represents registered in their names, will not receive or be entitled to receive physical delivery of certificated Debt Securities in exchange for those interests and will not be considered to be the owners or Holders of such Global Security or any Debt Securities that it represents for any purpose under the Debt Securities or the applicable Indenture. All payments on a Global Security will be made to the Depositary or its nominee, as the case may be, as the Holder of the security. The laws of some jurisdictions require that some purchasers of Debt Securities take physical delivery of such Debt Securities in definitive form. These laws may impair the ability to transfer beneficial interests in a Global Security.

Ownership of beneficial interests in a Global Security will be limited to institutions that have accounts with the Depositary or its nominee (“participants”) and to persons that may hold beneficial interests through participants. In connection with the issuance of any Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of Debt Securities represented by the Global Security to the accounts of its participants. Ownership of beneficial interests in a Global Security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants’ interests) or any such participant (with respect to interests of persons held by such participants on their behalf). Payments, transfers, exchanges and other matters relating to beneficial interests in a Global Security may be subject to various policies and procedures adopted by the Depositary from time to time. None of us, the Subsidiary Guarantors, any Trustee or the agents of ourself, the Subsidiary Guarantors or any Trustee will have any responsibility or liability for any aspect of the Depositary’s or any participant’s records relating to, or for payments made on account of, beneficial interests in a Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

Payment and Paying Agents

Unless otherwise indicated in the applicable prospectus supplement, payment of interest on a Debt Security on any Interest Payment Date will be made to the Person in whose name such Debt Security (or one or more Predecessor Debt Securities) is registered at the close of business on the Regular Record Date for such interest (Section 307).

Unless otherwise indicated in the applicable prospectus supplement, principal of and any premium and interest on the Debt Securities of a particular series will be payable at the office of such Paying Agent or Paying Agents as we may designate for such purpose from time to time, except that at our option payment of any interest on Debt Securities in certificated form may be made by check mailed to the address of the Person entitled thereto as such address appears in the Security Register. Unless otherwise indicated in the applicable prospectus supplement, the corporate trust office of the Trustee under the Senior Indenture in The City of New York will be designated as sole Paying Agent for payments with respect to Senior Debt Securities of each series, and the corporate trust office of the Trustee under the Subordinated Indenture in The City of New York will be designated as the sole Paying Agent for payment with respect to Subordinated Debt Securities of each series. Any other Paying Agents initially designated by us for the Debt Securities of a particular series will be named in the applicable prospectus supplement. We may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that we will be required to maintain a Paying Agent in each Place of Payment for the Debt Securities of a particular series (Section 1002).

All money paid by us to a Paying Agent for the payment of the principal of or any premium or interest on any Debt Security which remain unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to us, and the Holder of such Debt Security thereafter may look only to us for payment (Section 1003).

Consolidation, Merger and Sale of Assets

We may not consolidate with or merge into, or transfer, lease or otherwise dispose of all or substantially all of our assets to, any Person (a “successor Person”), and may not permit any Person to consolidate with or merge into us, unless:

(1)	the successor Person (if any) is a corporation, partnership, trust or other entity organized and validly existing under the laws of any domestic jurisdiction and assumes our obligations on the Debt Securities and under the Indentures;

(2)	immediately before and after giving pro forma effect to the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, has occurred and is continuing; and

(3)	several other conditions, including any additional conditions with respect to any particular Debt Securities specified in the applicable prospectus supplement, are met (Section 801).

Events of Default

Unless otherwise specified in the prospectus supplement, each of the following will constitute an Event of Default under the applicable Indenture with respect to Debt Securities of any series:

(1)	failure to pay principal of or any premium on any Debt Security of that series when due, whether or not, in the case of Subordinated Debt Securities, such payment is prohibited by the subordination provisions of the Subordinated Indenture;

(2)	failure to pay any interest on any Debt Securities of that series when due, continued for 30 days, whether or not, in the case of Subordinated Debt Securities, such payment is prohibited by the subordination provisions of the Subordinated Indenture;

(3)	failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series, whether or not, in the case of Subordinated Debt Securities, such deposit is prohibited by the subordination provisions of the Subordinated Indenture;

(4)	failure to perform or comply with the provisions described under “—Consolidation, Merger and Sale of Assets”;

(5)	failure to perform any of our other covenants in such Indenture (other than a covenant included in such Indenture solely for the benefit of a series other than that series), continued for 60 days after written notice has been given by the applicable Trustee, or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series, as provided in such Indenture;

(6)	Indebtedness of ourself, any Significant Subsidiary or, if a Subsidiary Guarantor has guaranteed the series, such Subsidiary Guarantor, is not paid within any applicable grace period after final maturity or is accelerated by its holders because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds $10.0 million;

(7)	any judgment or decree for the payment of money in excess of $10.0 million is entered against us, any Significant Subsidiary or, if a Subsidiary Guarantor has guaranteed the series, such Subsidiary Guarantor, remains outstanding for a period of 60 consecutive days following entry of such judgment and is not discharged, waived or stayed;

(8)	certain events of bankruptcy, insolvency or reorganization affecting us, any Significant Subsidiary or, if a Subsidiary Guarantor has guaranteed the series, such Subsidiary Guarantor; and

(9)

if any Subsidiary Guarantor has guaranteed such series, the Subsidiary Guarantee of any such Subsidiary Guarantor is held by a final non-appealable order or judgment of a court of competent jurisdiction to be unenforceable or invalid or ceases for any reason to be in full force and effect (other than in accordance with the terms of the applicable Indenture) or any Subsidiary Guarantor or any Person acting on behalf of any Subsidiary Guarantor denies or disaffirms such Subsidiary Guarantor’s obligations under its Subsidiary Guarantee (other than by reason of a release of such Subsidiary Guarantor from its Subsidiary Guarantee in accordance with the terms of the applicable Indenture) (Section 501).

If an Event of Default (other than an Event of Default with respect to Gehl Company described in clause (8) above) with respect to the Debt Securities of any series at the time Outstanding occurs and is continuing, either the applicable Trustee or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series by notice as provided in the Indenture may declare the principal amount of the Debt Securities of that series (or, in the case of any Debt Security that is an Original Issue Discount Debt Security, such portion of the principal amount of such Debt Security as may be specified in the terms of such Debt Security) to be due and payable immediately. If an Event of Default with respect to Gehl Company described in clause (8) above with respect to the Debt Securities of any series at the time Outstanding occurs, the principal amount of all the Debt Securities of that series (or, in the case of any such Original Issue Discount Security, such specified amount) will automatically, and without any action by the applicable Trustee or any Holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the applicable Indenture (Section 502). For information as to waiver of defaults, see “—Modification and Waiver” below.

Subject to the provisions of the Indentures relating to the duties of the Trustees in case an Event of Default has occurred and is continuing, each Trustee will be under no obligation to exercise any of its rights or powers under the applicable Indenture at the request or direction of any of the Holders, unless such Holders have offered to such Trustee reasonable indemnity (Section 603). Subject to such provisions for the indemnification of the Trustees, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series (Section 512).

No Holder of a Debt Security of any series will have any right to institute any proceeding with respect to the applicable Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless:

(1)	such Holder has previously given to the Trustee under the applicable Indenture written notice of a continuing Event of Default with respect to the Debt Securities of that series;

(2)	the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series have made written request, and such Holder or Holders have offered reasonable indemnity, to the Trustee to institute such proceeding as trustee; and

(3)	the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer (Section 507).

However, such limitations do not apply to a suit instituted by a Holder of a Debt Security for the enforcement of payment of the principal of or any premium or interest on such Debt Security on or after the applicable due date specified in such Debt Security or, if applicable, to convert such Debt Security (Section 508).

We will be required to furnish to each Trustee annually a statement by certain of our officers as to whether or not we, to their knowledge, are in default in the performance or observance of any of the terms, provisions and conditions of the applicable Indenture and, if so, specifying all such known defaults (Section 1004).

Modification and Waiver

Modifications and amendments of an Indenture may be made by us, the Subsidiary Guarantors, if applicable, and the applicable Trustee with the consent of the Holders of a majority in principal amount of the Outstanding Debt Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby:

(1)	change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security;

(2)	reduce the principal amount of, or any premium or interest on, any Debt Security;

(3)	reduce the amount of principal of an Original Issue Discount Security or any other Debt Security payable upon acceleration of the Maturity thereof;

(4)	change the place or currency of payment of principal of, or any premium or interest on, any Debt Security;

(5)	impair the right to institute suit for the enforcement of any payment due on or any conversion right with respect to any Debt Security;

(6)	modify the subordination provisions in the case of Subordinated Debt Securities, or modify any conversion provisions, in either case in a manner adverse to the Holders of the Subordinated Debt Securities;

(7)	except as provided in the applicable Indenture, release the Subsidiary Guarantee of a Subsidiary Guarantor;

(8)	reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture;

(9)	reduce the percentage in principal amount of Outstanding Debt Securities of any series necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or

(10)	modify such provisions with respect to modification, amendment or waiver (Section 902).

The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may waive compliance by us with certain restrictive provisions of the applicable Indenture (Section 1009). The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may waive any past default under the applicable Indenture, except a default in the payment of principal, premium or interest and certain covenants and provisions of the Indenture which cannot be amended without the consent of the Holder of each Outstanding Debt Security of such series (Section 513).

Each of the Indentures provides that in determining whether the Holders of the requisite principal amount of the Outstanding Debt Securities have given or taken any direction, notice, consent, waiver or other action under such Indenture as of any date:

(1)	the principal amount of an Original Issue Discount Security that will be deemed to be Outstanding will be the amount of the principal that would be due and payable as of such date upon acceleration of maturity to such date;

(2)	if, as of such date, the principal amount payable at the Stated Maturity of a Debt Security is not determinable (for example, because it is based on an index), the principal amount of such Debt Security deemed to be Outstanding as of such date will be an amount determined in the manner prescribed for such Debt Security; and

(3)	the principal amount of a Debt Security denominated in one or more foreign currencies or currency units that will be deemed to be Outstanding will be the United States-dollar equivalent, determined as of such date in the manner prescribed for such Debt Security, of the principal amount of such Debt Security (or, in the case of a Debt Security described in clause (1) or (2) above, of the amount described in such clause).

Certain Debt Securities, including those owned by us, any Subsidiary Guarantor or any of our other Affiliates, will not be deemed to be Outstanding (Section 101).

Except in certain limited circumstances, we will be entitled to set any day as a record date for the purpose of determining the Holders of Outstanding Debt Securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the applicable Indenture, in the manner and subject to the limitations provided in the Indenture. In certain limited circumstances, the Trustee will be entitled to set a record date for action by Holders. If a record date is set for any action to be taken by Holders of a particular series, only persons who are Holders of Outstanding Debt Securities of that series on the record date may take such action. To be effective, such action must be taken by Holders of the requisite principal amount of such Debt Securities within a specified period following the record date. For any particular record date, this period will be 180 days or such other period as may be specified by us (or the Trustee, if it set the record date), and may be shortened or lengthened (but not beyond 180 days) from time to time (Section 104).

Satisfaction and Discharge

Each Indenture will be discharged and will cease to be of further effect as to all outstanding Debt Securities of any series issued thereunder, when:

(1)	either:

(a)	all outstanding Debt Securities of that series that have been authenticated (except lost, stolen or destroyed Debt Securities that have been replaced or paid and Debt Securities for whose payment money has theretofore been deposited in trust and thereafter repaid to us) have been delivered to the Trustee for cancellation; or

(b)	all outstanding Debt Securities of that series that have not been delivered to the Trustee for cancellation have become due and payable or will become due and payable at their Stated Maturity within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee and in any case we have irrevocably deposited with the Trustee as trust funds money in an amount sufficient, without consideration of any reinvestment of interest, to pay the entire indebtedness of such Debt Securities not delivered to the Trustee for cancellation, for principal, premium, if any, and accrued interest to the Stated Maturity or redemption date;

(2)	we have paid or caused to be paid all other sums payable by us under the Indenture with respect to the Debt Securities of that series; and

(3)	we have delivered an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge of the Indenture with respect to the Debt Securities of that series have been satisfied (Article Four).

Legal Defeasance and Covenant Defeasance

If and to the extent indicated in the applicable prospectus supplement, we may elect, at our option at any time, to have the provisions of Section 1502, relating to defeasance and discharge of indebtedness, which we call “legal defeasance” or Section 1503, relating to defeasance of certain restrictive covenants applied to the Debt Securities of any series, or to any specified part of a series, which we call “covenant defeasance” (Section 1501).

Legal Defeasance. The Indentures provide that, upon our exercise of our option (if any) to have Section 1502 applied to any Debt Securities, we and, if applicable, each Subsidiary Guarantor will be discharged from all our obligations, and, if such Debt Securities are Subordinated Debt Securities, the provisions of the Subordinated Indenture relating to subordination will cease to be effective, with respect to such Debt Securities (except for certain obligations to convert, exchange or register the transfer of Debt Securities, to replace stolen, lost or mutilated Debt Securities, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit in trust for the benefit of the Holders of such Debt Securities of money or United States Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the applicable Indenture and such Debt Securities. Such defeasance or discharge may occur only if, among other things:

(1)	we have delivered to the applicable Trustee an Opinion of Counsel to the effect that we have received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and legal defeasance and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and legal defeasance were not to occur;

(2)	no Event of Default or event that with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred and be continuing at the time of such deposit or, with respect to any Event of Default described in clause (8) under “—Events of Default,” at any time until 121 days after such deposit;

(3)	such deposit and legal defeasance will not result in a breach or violation of, or constitute a default under, any agreement or instrument to which we are a party or by which we are bound;

(4)	in the case of Subordinated Debt Securities, at the time of such deposit, no default in the payment of all or a portion of principal of (or premium, if any) or interest on any of our Senior Debt shall have occurred and be continuing, no event of default shall have resulted in the acceleration of any of our Senior Debt and no other event of default with respect to any of our Senior Debt shall have occurred and be continuing permitting after notice or the lapse of time, or both, the acceleration thereof; and

(5)	we have delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940 (Sections 1502 and 1504).

Covenant Defeasance. The Indentures provide that, upon our exercise of our option (if any) to have Section 1503 applied to any Debt Securities, we may omit to comply with certain restrictive covenants (but not to conversion, if applicable), including those that may be described in the applicable prospectus supplement, the occurrence of certain Events of Default, which are described above in clause (5) (with respect to such restrictive covenants) and clauses (6), (7) and (9) under “Events of Default” and any that may be described in the applicable prospectus supplement, will not be deemed to either be or result in an Event of Default and, if such Debt Securities are Subordinated Debt Securities, the provisions of the Subordinated Indenture relating to subordination will cease to be effective, in each case with respect to such Debt Securities. In order to exercise such option, we must deposit, in trust for the benefit of the Holders of such Debt Securities, money or United States Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the applicable Indenture and such Debt Securities. Such covenant defeasance may occur only if we have delivered to the applicable Trustee an Opinion of Counsel that in effect says that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and covenant defeasance and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and covenant defeasance were not to occur, and the requirements set forth in clauses (2), (3), (4) and (5) above are satisfied. If we exercise this option with respect to any Debt Securities and such Debt Securities were declared due and payable because of the occurrence of any Event of Default, the amount of money and United States Government Obligations so deposited in trust would be sufficient to pay amounts due on such Debt Securities at the time of their respective Stated Maturities but may not be sufficient to pay amounts due on such Debt Securities upon any acceleration resulting from such Event of Default. In such case, we would remain liable for such payments (Sections 1503 and 1504).

If we exercise either our legal defeasance or covenant defeasance option, any Subsidiary Guarantees will terminate (Section 1304).

Notices

Notices to Holders of Debt Securities will be given by mail to the addresses of such Holders as they may appear in the Security Register (Sections 101 and 106).

Title

We, the Subsidiary Guarantors, the Trustees and any agent of us, the Subsidiary Guarantors or a Trustee may treat the Person in whose name a Debt Security is registered as the absolute owner of the Debt Security (whether or not such Debt Security may be overdue) for the purpose of making payment and for all other purposes (Section 308).

Governing Law

The Indentures and the Debt Securities will be governed by, and construed in accordance with, the law of the State of New York (Section 112).

DESCRIPTION OF CAPITAL STOCK

General

The authorized capital stock of Gehl Company consists of 25,000,000 shares of common stock, $0.10 par value per share, and 2,000,000 shares of preferred stock, $0.10 par value per share.

The following description of our capital stock summarizes general terms and provisions that apply to our capital stock. Since this is only a summary it does not contain all of the information that may be important to you. The summary is subject to and qualified in its entirety by reference to our articles of incorporation and our by-laws, which are filed as exhibits to the registration statement of which this prospectus is a part and incorporated by reference into this prospectus. See “Where You Can Find More Information.”

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of our common stock are entitled to receive proportionately any dividends if and when such dividends are declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. Upon the liquidation, dissolution or winding up of our company, the holders of our common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

If we offer preferred stock, we will file the terms of the preferred stock with the SEC and the prospectus supplement relating to that offering will include a description of the specific terms of the offering, including the following specific terms:

■	the series, the number of shares offered and the liquidation value of the preferred stock;

■	the price at which the preferred stock will be issued;

■	the dividend rate, the dates on which the dividends will be payable and other terms relating to the payment of dividends on the preferred stock;

■	the liquidation preference of the preferred stock;

■	the voting rights of the preferred stock;

■	whether the preferred stock is redeemable or subject to a sinking fund, and the terms of any such redemption or sinking fund;

■	whether the preferred stock is convertible or exchangeable for any other securities, and the terms of any such conversion; and

■	any additional rights, preferences, qualifications, limitations and restrictions of the preferred stock.

Under the terms of our articles of incorporation, our board of directors is authorized to designate and issue shares of preferred stock in one or more series without shareholder approval. Our board of directors has discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, these effects might include:

■	restricting dividends on the common stock;

■	diluting the voting power of the common stock;

■	impairing the liquidation rights of the common stock; and

■	delaying or preventing a change in control of our company.

Preferred Share Purchase Rights

We have entered into a rights agreement pursuant to which each outstanding share of our common stock, including those shares being sold by us pursuant to this prospectus, has attached two-thirds of a right to purchase one one-hundredth of a share of our Series A preferred stock. Two-thirds of a right will also attach to each share of common stock that we subsequently issue prior to the expiration of the rights agreement. Under circumstances described below, the rights will entitle the holder of the rights to purchase additional shares of common stock. In this prospectus and any accompanying prospectus supplement, unless the context requires otherwise, all references to our common stock include the accompanying rights.

Currently, the rights are not exercisable and trade with the common stock. If the rights become exercisable, each full right, unless held by a person or group that beneficially owns more than 15% of our outstanding common stock, will initially entitle the holder to purchase one one-hundredth of a share of our Series A preferred stock at a purchase price of $55 per one one-hundredth of a share, subject to adjustment. The rights will become exercisable only if a person or group has acquired, or announced an intention to acquire, 15% or more of our outstanding common stock. Under some circumstances, including the existence of a 15% acquiring party, each holder of a right, other than the acquiring party, will be entitled to purchase at the right’s then-current exercise price, shares of our common stock having a market value of two times the exercise price. If another corporation acquires us after a party acquires 15% or more of our common stock, each holder of a right will be entitled to receive the acquiring corporation’s common shares having a market value of two times the exercise price. The rights may be redeemed at a price of $0.01 per right until a party acquires 15% or more of our common stock and, after that time, may be exchanged for one share of our common stock or one one-hundredth of a share of our Series A preferred stock per right until a party acquires 50% or more of our common stock. The rights expire on May 28, 2007, subject to extension. Under the rights agreement, our board of directors may reduce the thresholds applicable to the rights from 15% to not less than 10%. The rights do not have voting or dividend rights and, until they become exercisable, have no dilutive effect on our earnings.

Anti-Takeover Effects of Various Provisions of Wisconsin Law and Our Articles of Incorporation and By-laws

Section 180.1150 of the Wisconsin Business Corporation Law provides that the voting power of shares of public Wisconsin corporations such as us held by any person or persons acting as a group in excess of 20% of the voting power in the election of directors is limited to 10% of the full voting power of those shares. This statutory voting restriction does not apply to shares acquired directly from us or in certain specified transactions or shares for which full voting power has been restored pursuant to a vote of shareholders.

Sections 180.1140 to 180.1144 of the Wisconsin Business Corporation Law regulate a broad range of “business combinations” between a Wisconsin corporation and an “interested stockholder.” Wisconsin Business Corporation Law defines a “business combination” to include a merger or share exchange, sale, lease, exchange, mortgage, pledge, transfer, or other disposition of assets equal to at least 5% of the market value of the stock or assets of a corporation or 10% of its earning power, issuance of stock or rights to purchase stock with a market value equal to at least 5% of the outstanding stock, adoption of a plan of liquidation, and certain other transactions involving an “interested stockholder.” An “interested stockholder” is defined as a person who beneficially owns, directly or indirectly, 10% of the voting power of the outstanding voting stock of a corporation, or who is an affiliate or associate of the corporation and beneficially owned 10% of the voting power of the then outstanding voting stock within the last three years. Sections 180.1140 to 180.1144 prohibit a corporation from engaging in a business combination (other than a business combination of a type specifically excluded from the coverage of the statute) with an interested stockholder for a period of three years following the date such person becomes an interested stockholder, unless the board of directors approved the business combination or the acquisition of the stock that resulted in a person becoming an interested stockholder before such acquisition. Business combinations after the three-year period following the stock acquisition date are permitted only if:

■	the board of directors approved the acquisition of the stock prior to the acquisition date;

■	the business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested stockholder;

■	the consideration to be received by shareholders meets certain requirements with respect to form and amount; or

■	the business combination is of a type specifically excluded from the coverage of the statute.

Sections 180.1130 to 180.1133 of the Wisconsin Business Corporation Law provide that some “business combinations” not meeting specified adequacy-of-price standards must be approved by a vote of at least 80% of the votes entitled to be cast by shareholders and by two-thirds of the votes entitled to be cast by shareholders other than a “significant shareholder” who is a party to the transaction. The term “business combination” is defined to include, subject to some exceptions, a merger or consolidation of us (or any subsidiary of ours) with, or the sale or other disposition of substantially all of our assets to, any significant shareholder or affiliate thereof. “Significant shareholder” is defined generally to include a person that is the beneficial owner of 10% or more of the voting power of the common stock.

Section 1180.1134 provides that, in addition to the vote otherwise required by law or the articles of incorporation of an issuing public corporation, the approval of the holders of a majority of the shares entitled to vote is required before such corporation can take certain action while a takeover offer is being made or after a takeover offer has been publicly announced and before it is concluded. Under Section 1180.1134, shareholder approval is required for the corporation to:

■	acquire more than 5% of the outstanding voting shares at a price above the market price from any individual or organization that owns more than 3% of the outstanding voting shares and has held such shares for less than two years, unless a similar offer is made to acquire all voting shares; or

■	sell or option assets of the corporation that amount to at least 10% of the market value of the corporation, unless the corporation has at least three independent directors and a majority of the independent directors vote not to have the provision apply to the corporation.

The restrictions described in the first bullet point above may have the effect of deterring a shareholder from acquiring our shares with the goal of seeking to have us repurchase such shares at a premium over the market price.

Under our articles of incorporation and by-laws, our board of directors is divided into three classes, with staggered terms of three years each. Each year the term of one class expires. Our articles of incorporation provide that any vacancies on the board of directors shall be filled only by the affirmative vote of a majority of the directors in office, even if less than a quorum. Any director so elected will serve until the next election of the class for which such director is chosen and until his or her successor is duly elected and qualified.

Our articles of incorporation provide that any directors may be removed from office, but only for cause by the affirmative vote of at least a majority of all outstanding shares entitled to vote in the election of directors. However, if at least two-thirds of the board of directors plus one director vote to remove a director, such director may be removed without cause by a majority of the voting power of our outstanding shares of capital stock entitled to vote thereon. Our articles of incorporation also contain provisions governing business combination transactions substantially identical to Sections 180.1140 to 180.1144 of the Wisconsin Business Corporation Law.

In addition, our by-laws establish a procedure that shareholders seeking to call a special meeting of shareholders must satisfy. This procedure involves notice to us, our receipt of written demands for a special meeting from holders of 10% or more of the issued and outstanding shares of common stock, a review of the validity of such demands by an independent inspector appointed by us and the fixing of the record and meeting dates by the board of directors. Shareholders demanding such a special meeting also must deliver to us a written agreement to pay the costs we incur in holding a special meeting, including the costs of preparing and mailing the notice of meeting and the proxy material for our solicitation of proxies for use at such meeting, in the event such shareholders are unsuccessful in their proxy solicitation.

Our by-laws also provide the board of directors with discretion in postponing shareholder meetings, including, within some limits, special meetings of shareholders. Additionally, the chief executive officer or the board of directors, acting by resolution, may adjourn a shareholder meeting at any time prior to the transaction of business at such meeting. Our by-laws also contain strict time deadlines and procedures applicable to shareholders seeking to nominate a person for election as a director or to otherwise bring business before a meeting.

These provisions of our articles of incorporation and by-laws and the Wisconsin Business Corporation Law could have the effect of delaying or preventing a change of control of our company.

Liability and Indemnification of Officers and Directors

Pursuant to the Wisconsin Business Corporation Law and our by-laws, our directors and officers are entitled to mandatory indemnification from us against certain liabilities and expenses:

■	to the extent such officers or directors are successful in the defense of a proceeding; and

■	in proceedings in which the director or officer is not successful in defense thereof, unless it is determined that the director or officer breached or failed to perform his or her duties to us and such breach or failure constituted:

–	a willful failure to deal fairly with us or our shareholders in connection with a matter in which the director or officer had a material conflict of interest;

–	a violation of the criminal law unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful;

–	a transaction from which the director or officer derived an improper personal profit; or

–	willful misconduct.

It should be noted that the Wisconsin Business Corporation Law specifically states that it is the public policy of Wisconsin to require or permit indemnification in connection with a proceeding involving securities regulation, as described therein, to the extent required or permitted as described above. Additionally, under the Wisconsin Business Corporation Law, our directors are not subject to personal liability to us, our shareholders or any person asserting rights on behalf thereof for certain breaches or failures to perform any duty resulting solely from their status as directors except in circumstances paralleling those in the final four bullet points above.

These provisions may have the practical effect in certain cases of eliminating the ability of shareholders to collect monetary damages from our directors and officers. We believe that these provisions in our by-laws are necessary to attract and retain qualified persons as directors and officers.

Transfer Agent

The transfer agent for our common stock is American Stock Transfer and Trust Company.

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of debt securities, preferred stock, common stock or other securities. Warrants may be issued independently or together with debt securities, preferred stock, or common stock offered by any prospectus supplement and may be attached to or separate from any such offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent, all as will be set forth in the prospectus supplement relating to the particular issue of warrants. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders of warrants or beneficial owners of warrants.

The following summary of certain provisions of the warrants does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all provisions of the warrant agreements.

Reference is made to the prospectus supplement relating to the particular issue of warrants offered pursuant to such prospectus supplement for the terms of and information relating to such warrants, including, where applicable:

■	the designation, aggregate principal amount, currencies, denominations and terms of the series of debt securities purchasable upon exercise of warrants to purchase debt securities and the price at which such debt securities may be purchased upon such exercise;

■	the number of shares of common stock purchasable upon the exercise of warrants to purchase common stock and the price at which such number of shares of common stock may be purchased upon such exercise;

■	the number of shares and series of preferred stock purchasable upon the exercise of warrants to purchase preferred stock and the price at which such number of shares of such series of preferred stock may be purchased upon such exercise;

■	the designation and number of units of other securities purchasable upon the exercise of warrants to purchase other securities and the price at which such number of units of such other securities may be purchased upon such exercise;

■	the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

■	United States federal income tax consequences applicable to such warrants;

■	the amount of warrants outstanding as of the most recent practicable date; and

■	any other terms of such warrants.

Warrants will be issued in registered form only. The exercise price for warrants will be subject to adjustment in accordance with the applicable prospectus supplement.

Each warrant will entitle the holder thereof to purchase such principal amount of debt securities or such number of shares of preferred stock, common stock or other securities at such exercise price as shall in each case be set forth in, or calculable from, the prospectus supplement relating to the warrants, which exercise price may be subject to adjustment upon the occurrence of certain events as set forth in such prospectus supplement. After the close of business on the expiration date, or such later date to which such expiration date may be extended by us, unexercised warrants will become void. The place or places where, and the manner in which, warrants may be exercised shall be specified in the prospectus supplement relating to such warrants.

Prior to the exercise of any warrants to purchase debt securities, preferred stock, common stock or other securities, holders of such warrants will not have any of the rights of holders of debt securities, preferred stock, common stock or other securities, as the case may be, purchasable upon such exercise, including the right to receive payments of principal of, premium, if any, or interest, if any, on the debt securities purchasable upon such exercise or to enforce covenants in the applicable Indenture, or to receive payments of dividends, if any, on the preferred stock, or common stock purchasable upon such exercise, or to exercise any applicable right to vote.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and obligating us to sell to the holders, a specified number of shares of common stock or other securities at a future date or dates, which we refer to in this prospectus as “stock purchase contracts.” The price per share of the securities and the number of shares of the securities may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as part of units consisting of a stock purchase contract and debt securities, preferred securities, warrants, other securities or debt obligations of third parties, including U.S. treasury securities, securing the holders’ obligations to purchase the securities under the stock purchase contracts, which we refer to herein as “stock purchase units.” The stock purchase contracts may require holders to secure their obligations under the stock purchase contracts in a specified manner. The stock purchase contracts also may require us to make periodic payments to the holders of the stock purchase units or vice versa, and those payments may be unsecured or refunded on some basis.

The stock purchase contracts, and, if applicable, collateral or depositary arrangements, relating to the stock purchase contracts or stock purchase units, will be filed with the SEC in connection with the offering of stock purchase contracts or stock purchase units. The prospectus supplement relating to a particular issue of stock purchase contracts or stock purchase units will describe the terms of those stock purchase contracts or stock purchase units, including the following:

■	if applicable, a discussion of material United States federal income tax considerations; and

■	any other information we think is important about the stock purchase contracts or the stock purchase units.

PLAN OF DISTRIBUTION

We may sell the offered securities in and outside the United States (1) through underwriters or broker-dealers, (2) directly to purchasers, including our affiliates and shareholders, or in a rights offering, (3) through agents or (4) through a combination of any of these methods. The prospectus supplement will include the following information:

■	the terms of the offering;

■	the names of any underwriters, broker-dealers or agents;

■	the name or names of any managing underwriter or underwriters;

■	the purchase price of the securities;

■	the net proceeds from the sale of the securities;

■	any delayed delivery arrangements;

■	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

■	any initial public offering price;

■	any discounts or concessions allowed or reallowed or paid to broker-dealers; and

■	any commissions paid to agents.

In addition, we may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third parties may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third parties in such sale transactions will be underwriters and will be identified in the applicable prospectus supplement (or a post-effective amendment). We or one of our affiliates may loan or pledge securities to a financial institution or other third party that in turn may sell the securities using this prospectus. Such financial institution or third party may transfer its short position to investors in our securities or in connection with a simultaneous offering of other securities offered by this prospectus or otherwise.

Sale Through Underwriters or Broker-Dealers

If we use underwriters in the sale, the underwriters will acquire the securities for their own account for resale to the public. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all of the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to broker-dealers.

Representatives of the underwriters through whom the offered securities are sold for public offering and sale may engage in over-allotment, stabilizing transactions, syndicate short covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the offered securities so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the offered securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representative of the underwriters to reclaim a selling concession from a syndicate member when the offered securities originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the offered securities to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on a national securities exchange and, if commenced, may be discontinued at any time.

Some or all of the securities that we offer though this prospectus may be new issues of securities with no established trading market. Any underwriters to whom we sell our securities for public offering and sale may make a market in those securities, but they will not be obligated to do so and they may discontinue any market making at any time without notice. Accordingly, we cannot assure you of the liquidity of, or continued trading markets for, any securities that we offer.

If we use broker-dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the broker-dealers at the time of resale. We will include in the prospectus supplement the names of the broker-dealers and the terms of the transaction.

Direct Sales and Sales through Agents

We may sell the securities directly. In this case, no underwriters or agents would be involved. We may also sell the securities through agents designated from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the offered securities, and we will describe any commissions payable to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

We may also make direct sales through subscription rights distributed to our existing shareholders on a pro rata basis that may or may not be transferable. In any distribution of subscription rights to our shareholders, if all of the underlying securities are not subscribed for, we may then sell the unsubscribed securities directly to third parties or we may engage the services of one or more underwriters, broker-dealers or agents, including standby underwriters, to sell the unsubscribed securities to third parties.

Remarketing Arrangements

Offered securities may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreements, if any, with us and its compensation will be described in the applicable prospectus supplement. Remarketing firms may be deemed to be underwriters, as that term is defined in the Securities Act of 1933, in connection with the securities remarketed.

Delayed Delivery Arrangements

We may authorize agents, underwriters or broker-dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information

We may enter into agreements with any underwriters, broker-dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the underwriters, broker-dealers or agents may be required to make.

Underwriters, broker-dealers and agents may engage in transactions with, or perform services for, us in the ordinary course of our business.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We also filed a registration statement on Form S-3, including exhibits, under the Securities Act of 1933 with respect to the securities offered by this prospectus. This prospectus is a part of the registration statement, but does not contain all of the information included in the registration statement or the exhibits. You may read and copy the registration statement and any other document that we file at the SEC’s public reference room at 100 F Street, N.E., Washington D.C. 20549. You can call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You can also find our public filings with the SEC on the internet at a web site maintained by the SEC located at http://www.sec.gov.

We are “incorporating by reference” specified documents that we file with the SEC, which means:

■	incorporated documents are considered part of this prospectus;

■	we are disclosing important information to you by referring you to those documents; and

■	information we file with the SEC will automatically update and supersede information contained in this prospectus.

We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the end of the offering of the securities pursuant to this prospectus:

■	our Annual Report on Form 10-K for the year ended December 31, 2004, as amended by our Form 10-K/A filed on March 14, 2005;

■	our Quarterly Report on Form 10-Q for the quarters ended April 2, 2005 and July 2, 2005;

■	our Current Reports on Form 8-K, dated February 24, 2005, February 25, 2005, February 25, 2005, June 3, 2005, August 23, 2005 and August 30, 2005;

■	the description of our common stock contained in Item 1 of our Registration Statement on Form 8-A, dated November 13, 1989, and any amendment or report filed for that purpose of updating such description; and

■	the description of our Preferred Share Purchase Rights contained in Item 1 of our Registration Statement on Form 8-A, dated May 28, 1997, including any amendment or report filed for the purpose of updating such description.

You may request a copy of any of these filings, at no cost, by request directed to us at the following address or telephone number:

Gehl Company

143 Water Street

West Bend, Wisconsin 53095

(262) 334-9461

Attention: Corporate Secretary

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Foley & Lardner LLP.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Annual Report on Internal Control Over Financial Reporting) for the year ended December 31, 2004 incorporated in this prospectus by reference to the Current Report on Form 8-K dated August 30, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given upon the authority of said firm as experts in auditing and accounting.

Prospectus

646,875 Shares

Gehl Company

Common Stock

This prospectus relates to the offer and sale from time to time of up to an aggregate of 646,875 shares of our common stock for the account of the selling shareholder named in this prospectus. The selling shareholder may sell none, some or all of the shares covered by this prospectus. We cannot predict when or in what amounts the selling shareholder may sell any of the shares covered by this prospectus. We will not receive any of the proceeds from the sale of shares by the selling shareholder.

We will provide specific terms of the offerings of the common stock by the selling shareholder, including the offering prices, in one or more supplements to this prospectus. The supplements may also add, update or change information contained in this prospectus. You should read this prospectus and the prospectus supplement relating to the specific offering of common stock carefully before you make any investment decision.

Our common stock is listed on The Nasdaq National Market under the symbol “GEHL.” In this prospectus, unless the context otherwise requires, all references to our common stock include the accompanying preferred share purchase rights pursuant to our rights agreement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 1, 2005.

ABOUT THIS PROSPECTUS

In this prospectus, “we,” “us,” “our” or “ours” refer to Gehl Company.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. Under this shelf process, the selling shareholder named herein may offer and sell up to 646,875 shares of our common stock that it owns. This prospectus provides you with a general description of the common stock that the selling shareholder may offer. Each time the selling shareholder offers to sell shares of common stock offered hereby, the selling shareholder will deliver a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement. Neither the selling shareholder nor we have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither the selling shareholder nor we are making offers to sell or solicitations to buy the securities in any jurisdiction in which an offer or solicitation is not authorized or in which the person making that offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation. You should not assume that the information in this prospectus or any prospectus supplement, as well as the information we previously filed with the SEC that we incorporate by reference in this prospectus or any prospectus supplement, is accurate as of any date other than its respective date. Our business, financial condition, results of operations and prospects may have changed since those dates.

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference contain statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. When used in this prospectus, words such as we “believe,” “anticipate,” “expect,” “estimate” or “project” or words of similar meaning are generally intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties, assumptions and other factors, some of which are beyond our control, that could cause actual results to differ materially from those expressed in, or implied by, those statements. Some, but not all, of the risks and uncertainties include:

■	any adverse change in general economic conditions;

■	unanticipated changes in capital market conditions;

■	our ability to implement successfully our strategic initiatives;

■	market acceptance of newly introduced products;

■	unexpected issues related to the pricing and availability of raw materials (including steel) and component parts;

■	unanticipated difficulties in securing product from third party manufacturing sources;

■	our ability to increase our prices to reflect higher prices for raw materials and component parts;

■	the cyclical nature of our business;

■	our and our customers’ access to credit;

■	competitive pricing, product initiatives and other actions taken by our competitors;

■	disruptions in production capacity;

■	excess inventory levels;

■	the effect of changes in laws and regulations (including government subsidies and international trade regulations);

■	technological difficulties;

■	changes in currency exchange rates or interest rates;

■	our ability to secure sources of liquidity necessary to fund our operations;

■	changes in environmental laws;

■	the impact of any strategic transactions we effect;

■	employee and labor relations;

■	agricultural commodities prices; and

■	housing starts and other construction activities, which are sensitive to, among other things, interest rates and government spending.

We assume no obligation, and disclaim any duty, to update the forward-looking statements in this prospectus or in the documents we incorporate by reference.

1

GEHL COMPANY

We design, manufacture, distribute and finance equipment used in the light construction and agricultural industries. Construction equipment is comprised of skid loaders, telescopic handlers, asphalt pavers, compact excavators, compact track loaders, all-wheel-steer loaders, compact loaders and attachments and is primarily sold to contractors, sub-contractors, owner operators, rental stores and municipalities. We generally market our construction equipment under the Gehl® and Mustang® brand names. Agriculture equipment is sold to customers in the dairy and livestock industries, and includes a broad range of products including haymaking, forage harvesting, materials handling (skid loaders, telescopic handlers, compact excavators, compact track loaders, all-wheel-steer loaders, compact loaders and attachments), manure handling and feedmaking equipment. In addition, we operate an attachment business through Compact Equipment Attachments, Inc. We were founded in 1859 and were incorporated in the State of Wisconsin in 1890.

Our principal executive offices are located at 143 Water Street, West Bend, Wisconsin 53095, and our telephone number is (262) 334-9461.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of common stock by the selling shareholder named below. All proceeds will be payable directly to the selling shareholder.

SELLING SHAREHOLDER

We are registering for resale 646,875 shares of our common stock held by the selling shareholder named below. The selling shareholder named below may offer and sell up to an aggregate of 646,875 shares of our common stock pursuant to this prospectus and any applicable prospectus supplement. The table below sets forth the number of shares beneficially owned by the selling shareholder as of August 30, 2005. The selling shareholder may sell all, a portion or none of the shares covered by this prospectus at any time. The selling shareholder may also sell, transfer or otherwise dispose of some or all of its shares (including shares not covered by this prospectus) in transactions exempt from the registration requirements of the Securities Act of 1933. We do not know when or in what amounts the selling shareholder may offer shares under this prospectus or otherwise. As a result, we cannot estimate with certainty the number of shares of our common stock that will be owned by the selling shareholder after the completion of any offering contemplated by this prospectus.

Name of Selling Shareholder	Number of Shares Beneficially Owned Prior to Any Offering	Percentage of Outstanding Shares Prior to Offering	Number of Shares Offered	Number of Shares Beneficially Owned After Offering Assuming All Shares Offered are Sold	Percent of Outstanding Shares After Offering
Neuson Finance GmbH (1) Haidfeldstrasse 37 A-4060 Leonding Austria	1,151,023	11.2%	646,875	504,148	4.9%

(1)	The shares beneficially owned by Neuson Finance GmbH are also beneficially owned by Neuson Kramer Baumaschinen AG and PIN Privatstiftung. Neuson Finance GmbH is a wholly-owned subsidiary of Neuson Kramer Baumaschinen AG. PIN Privatstiftung, through indirect share holdings, controls Neuson Kramer Baumaschinen AG. The address for Neuson Kramer Baumaschinen AG is Haidfeldstrasse 37, A-4060 Leonding, Austria. The address for PIN Privatstiftung is Gaisbergerstrass 52, A-4031 Linz, Austria.

In connection with our registration of securities pursuant to the registration statement of which this prospectus forms a part, we entered into a shareholder and registration rights agreement, which we refer to in this prospectus as the shareholder agreement, dated as of August 23, 2005, with the selling shareholder and its parent, Neuson Kramer Baumaschinen AG. Under the shareholder agreement, we agreed to include in the registration statement the registration of the offer and sale by the selling shareholder of up to 646,875 shares of our common stock. We further agreed to allow the selling shareholder to participate in an offering by us of our common stock should such offering commence prior to December 31, 2005. In this prospectus we refer to such an offering as a 2005 offering.

2

If the selling shareholder does not sell at least 450,000 shares in a 2005 offering, then it may, on one occasion, require us to use our commercially reasonable efforts to register under the Securities Act of 1933 up to 646,875 shares of our common stock (less any shares previously sold under the shareholder agreement) for sale by the selling shareholder, or allow the selling shareholder to offer and sell its remaining shares pursuant to the registration statement of which this prospectus forms a part. In addition, in the event we propose to register a public offering of our common stock under the Securities Act of 1933 during the two-year period beginning January 1, 2006 and the selling shareholder is still deemed to be our affiliate under the Securities Exchange Act of 1934, then (other than in limited circumstances) the selling shareholder will be entitled to notice of such registration and will be entitled to include up to 646,875 shares of our common stock (less any shares previously sold under the shareholder agreement) in the registration and offering. The selling shareholder’s rights are subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares of common stock to be included in the registration and offering under certain circumstances and the selling shareholder’s agreement to sell its shares on the same terms and conditions of offering and sale, including sale price and underwriting discount per share, as agreed to by us in connection with the related offering. The shareholder agreement will terminate on the earliest to occur of (1) the unanimous written agreement of us and the selling shareholder, (2) December 31, 2007 or (3) either the date on which the selling shareholder has sold at least 450,000 shares of our common stock under the shareholder agreement or the date on which the selling shareholder has otherwise sold 750,000 shares of common stock in the aggregate.

We are generally required to bear the selling shareholder’s expenses of all registrations under the shareholder agreement, except (1) underwriting discounts and commissions incurred by the selling shareholder and (2) the expenses of any attorneys, accountants or other advisors engaged by the selling shareholder in connection with any registration or offering under the shareholder agreement, except we will pay the selling shareholder’s legal expenses of up to $25,000 incurred in a 2005 offering. We have also agreed to indemnify the selling shareholder for, or provide contribution with respect to, certain losses, including under the Securities Act of 1933, it may incur in connection with registrations and offerings under the shareholder agreement.

We also have an agreement with an affiliate of the selling shareholder, Neuson Baumaschinen GmbH, pursuant to which we distribute excavators and all-wheel-steer loaders manufactured by Neuson Baumaschinen and its affiliates. These products are sold under our Gehl® and Mustang® brand names in North and South America. Pursuant to this agreement, we have purchased excavators and all-wheel-steer loaders with aggregate purchase prices of $13.5 million, $8.0 million and $7.9 million in 2004, 2003 and 2002, respectively. We continue to purchase excavators and all-wheel-steer loaders from Neuson Baumaschinen. The terms of our distributor agreement with Neuson Baumaschinen and our related purchases were negotiated on an arms-length basis in 1999.

Hans Neunteufel, the Chief Executive Officer of Neuson Kramer, has served as one of our directors since July 2004. Kurt Helletzgruber, a former Executive Vice President of Neuson Kramer, served as a director of our company from 2002 to 2004.

3

DESCRIPTION OF CAPITAL STOCK

General

The authorized capital stock of Gehl Company consists of 25,000,000 shares of common stock, $0.10 par value per share, and 2,000,000 shares of preferred stock, $0.10 par value per share.

The following description of our capital stock summarizes general terms and provisions that apply to our capital stock. Since this is only a summary it does not contain all of the information that may be important to you. The summary is subject to and qualified in its entirety by reference to our articles of incorporation and our by-laws, which are filed as exhibits to the registration statement of which this prospectus is a part and incorporated by reference into this prospectus. See “Where You Can Find More Information.”

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of our common stock are entitled to receive proportionately any dividends if and when such dividends are declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. Upon the liquidation, dissolution or winding up of our company, the holders of our common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our articles of incorporation, our board of directors is authorized to designate and issue shares of preferred stock in one or more series without shareholder approval. Our board of directors has discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, these effects might include:

■	restricting dividends on the common stock;

■	diluting the voting power of the common stock;

■	impairing the liquidation rights of the common stock; and

■	delaying or preventing a change in control of our company.

Preferred Share Purchase Rights

We have entered into a rights agreement pursuant to which each outstanding share of our common stock, including those shares being sold by us pursuant to this prospectus, has attached two-thirds of a right to purchase one one-hundredth of a share of our Series A preferred stock. Two-thirds of a right will also attach to each share of common stock that we subsequently issue prior to the expiration of the rights agreement. Under circumstances described below, the rights will entitle the holder of the rights to purchase additional shares of common stock. In this prospectus and any accompanying prospectus supplement, unless the context requires otherwise, all references to our common stock include the accompanying rights.

Currently, the rights are not exercisable and trade with the common stock. If the rights become exercisable, each full right, unless held by a person or group that beneficially owns more than 15% of our outstanding common stock, will initially entitle the

4

holder to purchase one one-hundredth of a share of our Series A preferred stock at a purchase price of $55 per one one-hundredth of a share, subject to adjustment. The rights will become exercisable only if a person or group has acquired, or announced an intention to acquire, 15% or more of our outstanding common stock. Under some circumstances, including the existence of a 15% acquiring party, each holder of a right, other than the acquiring party, will be entitled to purchase at the right’s then-current exercise price, shares of our common stock having a market value of two times the exercise price. If another corporation acquires us after a party acquires 15% or more of our common stock, each holder of a right will be entitled to receive the acquiring corporation’s common shares having a market value of two times the exercise price. The rights may be redeemed at a price of $0.01 per right until a party acquires 15% or more of our common stock and, after that time, may be exchanged for one share of our common stock or one one-hundredth of a share of our Series A preferred stock per right until a party acquires 50% or more of our common stock. The rights expire on May 28, 2007, subject to extension. Under the rights agreement, our board of directors may reduce the thresholds applicable to the rights from 15% to not less than 10%. The rights do not have voting or dividend rights and, until they become exercisable, have no dilutive effect on our earnings.

Anti-Takeover Effects of Various Provisions of Wisconsin Law and Our Articles of Incorporation and By-laws

Section 180.1150 of the Wisconsin Business Corporation Law provides that the voting power of shares of public Wisconsin corporations such as us held by any person or persons acting as a group in excess of 20% of the voting power in the election of directors is limited to 10% of the full voting power of those shares. This statutory voting restriction does not apply to shares acquired directly from us or in certain specified transactions or shares for which full voting power has been restored pursuant to a vote of shareholders.

Sections 180.1140 to 180.1144 of the Wisconsin Business Corporation Law regulate a broad range of “business combinations” between a Wisconsin corporation and an “interested stockholder.” Wisconsin Business Corporation Law defines a “business combination” to include a merger or share exchange, sale, lease, exchange, mortgage, pledge, transfer, or other disposition of assets equal to at least 5% of the market value of the stock or assets of a corporation or 10% of its earning power, issuance of stock or rights to purchase stock with a market value equal to at least 5% of the outstanding stock, adoption of a plan of liquidation, and certain other transactions involving an “interested stockholder.” An “interested stockholder” is defined as a person who beneficially owns, directly or indirectly, 10% of the voting power of the outstanding voting stock of a corporation, or who is an affiliate or associate of the corporation and beneficially owned 10% of the voting power of the then outstanding voting stock within the last three years. Sections 180.1140 to 180.1144 prohibit a corporation from engaging in a business combination (other than a business combination of a type specifically excluded from the coverage of the statute) with an interested stockholder for a period of three years following the date such person becomes an interested stockholder, unless the board of directors approved the business combination or the acquisition of the stock that resulted in a person becoming an interested stockholder before such acquisition. Business combinations after the three-year period following the stock acquisition date are permitted only if:

■	the board of directors approved the acquisition of the stock prior to the acquisition date;

■	the business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested stockholder;

■	the consideration to be received by shareholders meets certain requirements with respect to form and amount; or

■	the business combination is of a type specifically excluded from the coverage of the statute.

Sections 180.1130 to 180.1133 of the Wisconsin Business Corporation Law provide that some “business combinations” not meeting specified adequacy-of-price standards must be approved by a vote of at least 80% of the votes entitled to be cast by shareholders and by two-thirds of the votes entitled to be cast by shareholders other than a “significant shareholder” who is a party to the transaction. The term “business combination” is defined to include, subject to some exceptions, a merger or consolidation of us (or any subsidiary of ours) with, or the sale or other disposition of substantially all of our assets to, any significant shareholder or affiliate thereof. “Significant shareholder” is defined generally to include a person that is the beneficial owner of 10% or more of the voting power of the common stock.

Section 1180.1134 provides that, in addition to the vote otherwise required by law or the articles of incorporation of an issuing public corporation, the approval of the holders of a majority of the shares entitled to vote is required before such

5

corporation can take certain action while a takeover offer is being made or after a takeover offer has been publicly announced and before it is concluded. Under Section 1180.1134, shareholder approval is required for the corporation to:

■	acquire more than 5% of the outstanding voting shares at a price above the market price from any individual or organization that owns more than 3% of the outstanding voting shares and has held such shares for less than two years, unless a similar offer is made to acquire all voting shares; or

■	sell or option assets of the corporation that amount to at least 10% of the market value of the corporation, unless the corporation has at least three independent directors and a majority of the independent directors vote not to have the provision apply to the corporation.

The restrictions described in the first bullet point above may have the effect of deterring a shareholder from acquiring our shares with the goal of seeking to have us repurchase such shares at a premium over the market price.

Under our articles of incorporation and by-laws, our board of directors is divided into three classes, with staggered terms of three years each. Each year the term of one class expires. Our articles of incorporation provide that any vacancies on the board of directors shall be filled only by the affirmative vote of a majority of the directors in office, even if less than a quorum. Any director so elected will serve until the next election of the class for which such director is chosen and until his or her successor is duly elected and qualified.

Our articles of incorporation provide that any directors may be removed from office, but only for cause by the affirmative vote of at least a majority of all outstanding shares entitled to vote in the election of directors. However, if at least two-thirds of the board of directors plus one director vote to remove a director, such director may be removed without cause by a majority of the voting power of our outstanding shares of capital stock entitled to vote thereon. Our articles of incorporation also contain provisions governing business combination transactions substantially identical to Sections 180.1140 to 180.1144 of the Wisconsin Business Corporation Law.

In addition, our by-laws establish a procedure that shareholders seeking to call a special meeting of shareholders must satisfy. This procedure involves notice to us, our receipt of written demands for a special meeting from holders of 10% or more of the issued and outstanding shares of common stock, a review of the validity of such demands by an independent inspector appointed by us and the fixing of the record and meeting dates by the board of directors. Shareholders demanding such a special meeting also must deliver to us a written agreement to pay the costs we incur in holding a special meeting, including the costs of preparing and mailing the notice of meeting and the proxy material for our solicitation of proxies for use at such meeting, in the event such shareholders are unsuccessful in their proxy solicitation.

Our by-laws also provide the board of directors with discretion in postponing shareholder meetings, including, within some limits, special meetings of shareholders. Additionally, the chief executive officer or the board of directors, acting by resolution, may adjourn a shareholder meeting at any time prior to the transaction of business at such meeting. Our by-laws also contain strict time deadlines and procedures applicable to shareholders seeking to nominate a person for election as a director or to otherwise bring business before a meeting.

These provisions of our articles of incorporation and by-laws and the Wisconsin Business Corporation Law could have the effect of delaying or preventing a change of control of our company.

Liability and Indemnification of Officers and Directors

Pursuant to the Wisconsin Business Corporation Law and our by-laws, our directors and officers are entitled to mandatory indemnification from us against certain liabilities and expenses:

■	to the extent such officers or directors are successful in the defense of a proceeding; and

■	in proceedings in which the director or officer is not successful in defense thereof, unless it is determined that the director or officer breached or failed to perform his or her duties to us and such breach or failure constituted:

–	a willful failure to deal fairly with us or our shareholders in connection with a matter in which the director or officer had a material conflict of interest;

6

–	a violation of the criminal law unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful;

–	a transaction from which the director or officer derived an improper personal profit; or

–	willful misconduct.

It should be noted that the Wisconsin Business Corporation Law specifically states that it is the public policy of Wisconsin to require or permit indemnification in connection with a proceeding involving securities regulation, as described therein, to the extent required or permitted as described above. Additionally, under the Wisconsin Business Corporation Law, our directors are not subject to personal liability to us, our shareholders or any person asserting rights on behalf thereof for certain breaches or failures to perform any duty resulting solely from their status as directors except in circumstances paralleling those in the final four bullet points above.

These provisions may have the practical effect in certain cases of eliminating the ability of shareholders to collect monetary damages from our directors and officers. We believe that these provisions in our by-laws are necessary to attract and retain qualified persons as directors and officers.

Transfer Agent

The transfer agent for our common stock is American Stock Transfer and Trust Company.

7

PLAN OF DISTRIBUTION

The selling shareholder may sell shares of our common stock at any time in and outside the United States (1) directly to purchasers, (2) through underwriters or broker-dealers, (3) through agents or (4) through a combination of any of these methods. The prospectus supplement will include the following information:

■	the terms of the offering;

■	the names of any underwriters, broker-dealers or agents;

■	the name or names of any managing underwriter or underwriters;

■	the purchase price of the securities;

■	the net proceeds from the sale of the securities;

■	any delayed delivery arrangements;

■	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

■	any initial public offering price;

■	any discounts or concessions allowed or reallowed or paid to broker-dealers; and

■	any commissions paid to agents.

Sale Through Underwriters or Broker-Dealers

If underwriters are used in the sale, the underwriters will acquire the securities for their own account for resale to the public. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless the prospectus supplement notes otherwise, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all of the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to broker-dealers.

Representatives of the underwriters through whom the offered securities are sold for public offering and sale may engage in over-allotment, stabilizing transactions, syndicate short covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the offered securities so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the offered securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representative of the underwriters to reclaim a selling concession from a syndicate member when the offered securities originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the offered securities to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on a national securities exchange and, if commenced, may be discontinued at any time.

Any underwriters involved in the offer and sale of the selling shareholder’s common stock may make a market in the common stock, but they will not be obligated to do so and they may discontinue any market making at any time without notice. Accordingly, we cannot assure you of the liquidity of, or continued trading markets for the common stock.

If broker-dealers are used in the sale of common stock by the selling shareholder, the selling shareholder will sell the common stock to them as principals. They may then resell the common stock to the public at varying prices and terms determined by the broker-dealers at the time of resale. The prospectus supplement will include the names of the broker-dealers and the terms of the transaction.

8

Direct Sales and Sales Through Agents

The selling shareholder may sell its common stock directly. In this case, no underwriters or agents would be involved. The selling shareholder may also sell the common stock through agents designated from time to time. The prospectus supplement will name any agent involved in the offer or sale of the common stock, and will describe any commissions payable to the agent. Unless otherwise disclosed in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

The selling shareholder may sell common stock directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of the common stock. The terms of any such sales will be described in the prospectus supplement.

Delayed Delivery Arrangements

The selling shareholder may authorize agents, underwriters or broker-dealers to solicit offers from certain types of institutions to purchase common stock from it at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information

The selling shareholder may enter into agreements with any underwriters, broker-dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the underwriters, broker-dealers or agents may be required to make.

The selling shareholder may decide not to sell any of the common stock offered under this prospectus, or might decide to transfer the common stock by other means not described in this prospectus. Additionally, the selling shareholder may resell all or a portion of its common stock in open market transactions pursuant to Rule 144 under the Securities Act of 1933, rather than pursuant to this prospectus, so long as they meet the applicable criteria and conform to the requirements of those rules.

9

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We also filed a registration statement on Form S-3, including exhibits, under the Securities Act of 1933 with respect to the securities offered by this prospectus. This prospectus is a part of the registration statement, but does not contain all of the information included in the registration statement or the exhibits. You may read and copy the registration statement and any other document that we file at the SEC’s public reference room at 100 F Street, N.E., Washington D.C. 20549. You can call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You can also find our public filings with the SEC on the internet at a web site maintained by the SEC located at http://www.sec.gov.

We are “incorporating by reference” specified documents that we file with the SEC, which means:

■	incorporated documents are considered part of this prospectus;

■	we are disclosing important information to you by referring you to those documents; and

■	information we file with the SEC will automatically update and supersede information contained in this prospectus.

We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the end of the offering of the securities pursuant to this prospectus:

■	our Annual Report on Form 10-K for the year ended December 31, 2004, as amended by our Form 10-K/A filed on March 14, 2005;

■	our Quarterly Reports on Form 10-Q for the quarters ended April 2, 2005 and July 2, 2005;

■	our Current Reports on Form 8-K, dated February 24, 2005, February 25, 2005, February 25, 2005, June 3, 2005, August 23, 2005 and August 30, 2005;

■	the description of our common stock contained in Item 1 of our Registration Statement on Form 8-A, dated November 13, 1989, and any amendment or report filed for that purpose of updating such description; and

■	the description of our Preferred Share Purchase Rights contained in Item 1 of our Registration Statement on Form 8-A, dated May 28, 1997, including any amendment or report filed for the purpose of updating such description.

You may request a copy of any of these filings, at no cost, by request directed to us at the following address or telephone number:

Gehl Company

143 Water Street

West Bend, Wisconsin 53095

(262) 334-9461

Attention: Corporate Secretary

10

LEGAL MATTERS

Foley & Lardner LLP has issued an opinion regarding the validity of the securities offered by this prospectus.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Annual Report on Internal Control Over Financial Reporting) for the year ended December 31, 2004 incorporated in this prospectus by reference to the Current Report on Form 8-K dated August 30, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given upon the authority of said firm as experts in auditing and accounting.

11

Gehl Company

2,082,609 Shares of Common Stock

Prospectus Supplement

September 21, 2005

Robert W. Baird & Co.

Harris Nesbitt